SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated July 26, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 26, 2016

Item 1

JAGUAR LAND ROVER
JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2015–16

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
JAGUAR LAND ROVER
WHO WE ARE
Jaguar Land Rover is the UK’s largest car manufacturer and ranked the best employer in Britain.
We are also the biggest investor in automotive research, development and engineering in the country, taking British ingenuity, craftsmanship and innovation to markets around the world.
Jaguar: renowned for seductive design and the art of performance. Land Rover: the market leader in premium sports utility vehicles, going above and beyond.
Jaguar Land Rover – Britain at its best.

Overview IFC–19
Strategic report 20–59
Governance 60–71
Financial statements 72–IBC 01
Our two iconic brands deliver experiences our discerning customers love, for life. That is what makes Jaguar Land Rover one of the world’s leading lifestyle companies.
We are profitable, pioneering and expanding our business across the globe. Under the stewardship of Tata Motors Limited our company has been transformed.
Long-term investment and cutting-edge innovation are the keys to our success and future growth.
With every breakthrough model in our portfolio either new or refreshed, Jaguar Land Rover has a new offer to make, taking the best of our heritage and developing it for an exciting future.

02 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

SNAPSHOT AND CONTENTS

RANKED
Best
EMPLOYER TO WORK FOR IN THE UK
Source: Bloomberg Best Employers UK 2016

WE EXPORT NEARLY
80%
OF THE VEHICLES WE PRODUCE ON A RETAIL BASIS

38,000*
PEOPLE EMPLOYED WORLDWIDE
* As at March 2016.

SUPPORTED BY A GLOBAL NETWORK OF OVER
2,720*
RETAILERS
* 1,026 joint-branded.

AWARDS WON
150
IN FISCAL 2016

INVESTMENT
£3.1bn
IN FISCAL 2016

(£ MILLIONS)

REVENUE £22,208


13,512
15,784
19,386
21,866
22,208
FY12
FY13
FY14
FY15
FY16

EBITDA (MARGIN)[1] £3,313


2,095 (15.5%)
2,339 (14.8%)
3,393 (17.5%)
4,132 (18.9%)
3,313[2] (14.9%)
FY12
FY13
FY14
FY15
FY16

PROFIT BEFORE TAX £1,557


1,479
1,674
2,501
2,614
1,557
FY12
FY13
FY14
FY15
FY16

CASH FLOW BEFORE INVESTMENT £3,926


2,518
2,713
3,793
3,989
3,926
FY12
FY13
FY14
FY15
FY16

PRODUCT INVESTMENT[3] £3,135


11.5%
13.4%
13.8%
14.4%
14.1%
1,560
2,118
2,684
3,147
3,135
FY12
FY13
FY14
FY15
FY16

FREE CASH FLOW[4] £791


958
595
1,109
842
791
FY12
FY13
FY14
FY15
FY16

● CAPEX Ratio (Capital investment/Revenue)

1 EBITDA is defined as profit for the period before income tax expense, finance expense (net of capitalised interest), finance income, depreciation and amortisation, foreign exchange gains/losses on financing and unrealised derivatives, gains/losses on unrealised commodity derivatives, share of profits/losses from joint ventures and exceptional items.

2 The EBITDA in Fiscal 2016 is stated before £166 million of one-time reserves and charges for the US recall of potentially faulty passenger airbags supplied by Takata, doubtful debts and previously capitalised investment.

3 Total product and other investment reflects net cash used in investing activities and expensed R&D (not included in net cash used in investing activities) but excluding movements in other restricted deposits, movements in short-term deposits, finance income received and proceeds from sale of property, plant and equipment.

4 Free cash flow reflects net cash generated from operating activities less net cash used in investing activities (excluding investments in short-term deposits) and including foreign exchange gains/losses on short-term deposits.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC

03

RETAIL SALES

521,571

VEHICLES WERE SOLD IN FISCAL 2016

OVERVIEW

Jaguar Land Rover Who we are	IFC
Snapshot and Contents	02
Introduction from our Chairman	04
CEO's statement	06
One global company	08
Value creation The way we do business	10
A portfolio with our purpose at its heart	12
Jaguar The art of performance	14
Land Rover Celebrating 68 years	16
Successful moments that shaped our year	18

Our blueprint for success



EXPERIENCES PEOPLE LOVE, FOR LIFE
JAGUAR
LAND ROVER
MORE GREAT PRODUCTS
CUSTOMER FIRST
ENVIRONMENTAL INNOVATION
ENGAGED PASSIONATE PEOPLE
TRANSFORMED COST STRUCTURE
BUSINESS EXCELLENCE
GLOBAL GROWTH
INTEGRITY, UNDERSTANDING, EXCELLENCE, UNITY AND RESPONSIBILITY
Our most valuable asset is our people, nothing is more important than their safety and well-being

STRATEGIC REPORT

Market overview	22
Our blueprint for success	24
Our passions	26
Our foundations for sustainable growth	38
Our risks	46
Our approach to risk	48
Our principal risks	50
Financial review	54
Chief Financial Officer's statement	56
Financial performance	57

"At Jaguar Land Rover, strong effective governance is at the heart of everything we do. It is an integral part of the way we manage and control our business, from strategic Board decisions to the finest detail on our cars."

Cyrus Mistry,
Chairman

GOVERNANCE

Introduction to Governance	62
Leadership	63
Effectiveness	67
Accountability	68
Relations with stakeholders	69
Directors' report	70

REVENUE

£22,208m

FINANCIAL STATEMENTS

Independent Auditor's report	74
Consolidated financial statements	75
Notes to the consolidated financial statements	79
Parent Company financial statements	126
Notes to the parent Company financial statements	129

04 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
INTRODUCTION FROM OUR CHAIRMAN
Our focus is always on our customers and what marks us out is a strong ethical code which has led to global business success.”
Cyrus Mistry,
Chairman
The Tata group exists to improve the quality of life of the communities we serve globally through long-term stakeholder value creation based on leadership with trust.
We create value by making the right long-term commitments.
Our focus is always on our customers and what marks us out is a strong ethical code which has led to global business success.
It is our conviction that the interests of our customers, employees, financial stakeholders, franchise and supply chain partners and wider society are best served by our adherence to these principles. This sets us apart from many of our competitors.
There are five core values which are the foundations of what we do: Integrity – we must conduct our business fairly, with honesty and transparency. Everything we do must stand the test of public scrutiny. Understanding – we must be caring, show respect, compassion and humanity for our colleagues and customers around the world, and always work for the benefit of the communities we serve.
Excellence – we must constantly strive to achieve the highest possible standards in our day-to-day work and in the quality of the goods and services we provide.
Unity – we must work cohesively with our colleagues across the Tata group and with our customers and partners around the world, building strong relationships based on tolerance, understanding and mutual co-operation.
Responsibility – we must continue to be responsible and sensitive to the countries, communities and environments in which we work, always ensuring that what comes from the people goes back to the people many times over.
This year’s economic conditions have been challenging but Jaguar Land Rover’s solid financial performance demonstrates the power of adhering to our core values.
The signs are that these economic circumstances will continue for the foreseeable future. Jaguar Land Rover has the talent and determination to overcome them.
Reflecting the Tata group’s strategic goal of sustainable profitable growth, the Company has reaffirmed its long-term commitment to the UK.
Our 5 core values:
Integrity Understanding
Excellence Unity Responsibility

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 05
The Engine Manufacturing Centre in Wolverhampton will double in size and other large investments across several other facilities in the country have been confirmed.
To support global expansion, our facility in Brazil has been completed and plans for a new plant in Slovakia are being implemented.
Our commitment to long-term sustainable profitable growth in Jaguar Land Rover was made when Tata Motors acquired it in 2008.
Holding to our strategy conceived under Mr. Ratan N. Tata, the Company has been transformed and grown whatever the prevailing economic circumstances. As a result it has, this year, produced and sold more vehicles than ever before.
Tata has continually recommitted to the Jaguar Land Rover plan founded on three pillars – to put the Customer First, produce Great Products and focus on Environmental Innovation.
That will continue, as will our determination to deliver on our purpose to improve the lives of all in the communities in which we operate.
Cyrus Mistry
Chairman
Jaguar Land Rover Automotive plc
18 July 2016

06 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
CEO’S STATEMENT
Outstanding British design, allied to creative engineering and technological breakthroughs means that Jaguar Land Rover continues to produce vehicles which excite the senses, go above and beyond and give our customers experiences they love, for life.”
Dr. Ralf Speth,
Chief Executive Officer
Jaguar Land Rover this year produced and sold more cars than at any time in our history.
We are now the largest automotive manufacturer in the United Kingdom.
Thirteen major product actions including three all-new vehicles – the Discovery Sport, and Jaguar XE and XF – have redefined their market segments.
Our workforce increased to nearly 38,000 people with almost 3,000 new recruits including 600 graduates. We were also voted the best place to work in the UK in a survey of the country’s 400 largest employers carried out by Bloomberg.
These achievements – in a year of macroeconomic, monetary and geopolitical challenges – led to solid financial results.
We weathered those storms by staying true to our principles and executing our strategy for long-term sustainable growth built on the three pillars of putting the Customer First, making Great Products and Environmental Innovation.
Outstanding British design, allied to creative engineering and technological breakthroughs means that Jaguar Land Rover continues to produce vehicles which excite the senses, go above and beyond and give our customers experiences they love, for life.
£3.1bn
TOTAL PRODUCT AND CAPITAL INVESTMENT SPENDING IN FISCAL 2016
SOLID FINANCIAL RESULTS
The slowdown in the Chinese economy had an adverse impact not just in that market but also on global demand. Conditions in emerging markets weakened and there was a softening in growth in the United States at the end of 2015.
The Tianjin explosion in August led to a tragic loss of life. At the time we had nearly 5,800 vehicles stored in the vicinity which were destroyed or damaged, resulting in a £245 million exceptional charge in the second quarter of Fiscal 2016.
Despite these headwinds Jaguar Land Rover delivered solid financial results.
In Fiscal 2016 we sold almost 522,000 vehicles, up 13 per cent year-on-year.
Revenue increased to in excess of £22 billion and EBITDA was solid at £3.3 billion, with an EBITDA margin of 14.9 per cent and pre-tax profit of more than £1.5 billion.
INNOVATION OUR SUCCESS IS KEY TO
Investing over-proportionally in technology, infrastructure and talent is critical to the future of the Company and we continue to do so.
We have invested in excess of £3.1 billion in product creation and capital spending this year, once again more than any other UK automotive company.
This spend is enabling us to offer new technologies and increase product substance to produce highly competitive vehicles which inspire and excite our customers.
We are global leaders in lightweight aluminium technology.
Through our REALCAR project we now lead the world in aluminium recycling and manufacture. The new ‘closed loop’ process saved 50,000 tonnes of aluminium in 2015 alone equating in environmental terms to a reduction of 500,000 tonnes of carbon.
Our groundbreaking Ingenium engines deliver new levels of efficiency. The InControl Touch Pro Infotainment System, designed entirely in-house, leads the industry in connectivity.

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 07
We have created a spin-off technology business InMotion, which will build apps and on-demand services to overcome modern travel and transport challenges.
Jaguar’s return to racing in Formula E will push the boundaries of electrification technology, providing a fast-track test-bed and acting as an institute of engineering innovation.
We have also invested in the UK’s first connected corridor – a ‘living laboratory’ to provide real-world, on-road testing of autonomous vehicle technology.
Our products have received 150 awards across the range for design, technology, safety and environmental sustainability.
In its first year Special Vehicle Operations has delivered bespoke vehicles to our most enthusiastic and discerning customers.
GLOBAL EXPANSION
The heart of our operations will always be in the UK, with four out of five of our products exported.
We are also continuing to expand our global footprint and exports.
Our operations in China are now producing three localised vehicles for that market. In India we now assemble five different models and production is beginning in Brazil.
Work has already started on the site of our first ever factory on mainland Europe in Slovakia, while we are in the process of starting contract production on the continent.
An increase of nearly a third in our global retail network over the last five years – to more than 2,720 retailers worldwide – means we have greater customer reach than ever before.
Dr. Ralf Speth greeting President Xi of China.
CREATIVE PASSIONATE AND PEOPLE
Our people are our business.
On behalf of every Executive Committee Member I would like to thank all our employees and partners for their individual contributions to this year’s successes.
To guarantee they can develop their skills throughout their careers we launched the Jaguar Land Rover Learning Academy.
The first of its kind in the British automotive industry, this new institution will provide lifelong learning for our global workforce.
The Academy will set new standards in training and education and give employees of any background, from graduates and apprentices to more experienced staff, access to different levels of learning.
SERVING OUR COMMUNITIES
As well as being a good employer and industry leader, we are also committed to improving lives in the communities in which we operate.
Through our global Corporate Social Responsibility programme, we are on course to create opportunities for millions of people.
In April 2015 we received the Queen’s Award for Sustainable Development recognising our success in reducing the environmental impact of our products and operations.
This year the Ministry of Defence gave us their Gold Award for our support of ex-armed forces men and women, reinforcing our position as an employer of choice for those who have served their country.
We also are proud to serve them as the presenting partner of the Invictus Games.
THE FUTURE
Our mission is to make great products that excite our customers and exceed their aspirations.
To unleash the skills and imaginations of our people and by doing so push the boundaries of the possible.
We are on record as saying that we thought it was in the interests of our company and the country to remain in the European Union.
However, we are confident that whatever the future arrangements we have with our European neighbours, we will prosper as a British and global company.
We are respected worldwide as a lifestyle company, delivering the very best of British design, creative engineering and innovation.
Our vision is a long-term one. To put our Customers First and deliver for them experiences they love, for life.
Dr. Ralf Speth
Chief Executive Officer
Jaguar Land Rover Automotive plc
18 July 2016

08 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

ONE GLOBAL COMPANY

Jaguar Land Rover is one of the greatest success stories of British manufacturing. Headquartered in the UK, it is the country's largest automotive business, with 36,000 of our 38,000 employees working here.

Jaguar Land Rover's operations in the UK are currently split across eight sites with three vehicle manufacturing plants – two in the West Midlands at Castle Bromwich and Solihull and one near Liverpool in Halewood – and two advanced design and engineering centres at Gaydon and Whitley in the Midlands.
In addition, we have the Engine Manufacturing Centre at Wolverhampton, Special Vehicle Operations in Coventry and an advanced research centre at the University of Warwick.

UK OPERATIONS

1 Halewood
Vehicle Manufacturing

Range Rover Evoque, Discovery Sport

2 Castle Bromwich
Vehicle Manufacturing

XJ, XF, XF Sportbrake, F-TYPE

3 Solihull
Vehicle Manufacturing

Range Rover, Range Rover Sport, Discovery, Defender, XE, F-PACE

4 Wolverhampton
Engine Manufacturing Centre

Ingenium

5 Coventry
Special Vehicle Operations
Technical Centre

6 Whitley*
Global HQ, Design
& Engineering

7 Gaydon
UK National Sales Company
Design, Engineering
& Test facility

8 Warwick University
Advanced Research
Centre at University
of Warwick


1
4
2
6
3
5
8
7

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 09

It is across these eight sites that Jaguar Land Rover develops and produces vehicles that sell into 153 markets, satisfying the demands of the Company's customers around the world. Jaguar Land Rover is one of the largest exporters by value in the UK selling four out of every five vehicles abroad.

The Company is also growing globally, exporting more and expanding its production with sites open in China and India and planned sites in Brazil, Austria and Slovakia. Each of the Company's operating sites is thriving as the global demand for new Jaguar and Land Rover vehicles continues to rise.



RIO DE JANEIRO, BRAZIL
Regional Business Office & Vehicle Manufacturing
Range Rover Evoque*
Discovery Sport*
PUNE, INDIA†
Vehicle Assembly
Range Rover Evoque
Discovery Sport
XF
XE
XJ
CHANGSHU, CHINA
Vehicle Manufacturing
Range Rover Evoque
Discovery Sport
GRAZ, AUSTRIA
Vehicle Manufacturing
NITRA, SLOVAKIA
Vehicle Manufacturing
Operational 2018
Key
Current and future manufacturing facilities
Test centre
Regional Director offices

* Manufacturing commences 2016.

† Jaguar Land Rover currently imports components for local assembly of vehicles in its Pune plant, India.

* Global headquarters, engineering, design and manufacturing facilities.

10 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
VALUE CREATION
THE WAY WE DO BUSINESS
WHAT WE DO
INNOVATION, RESEARCH AND TECHNOLOGY DESIGN AND ENGINEERING MANUFACTURING OPERATIONS GREAT PRODUCTS
INPUTS
INVESTMENT
Investing in new products, powertrains, technologies and manufacturing capacity in the UK and overseas continues to be Jaguar Land Rover’s strategy in order to sustainably grow profitability. Total investment for the year stands at £3.1 billion.
SKILLS AND PEOPLE
Expertise in product design and development is at the heart of our company and its success. We encourage curious minds and the development of ideas to input into the process to ultimately ensure our products continuously excite and delight.
INSIGHTS
To deliver what our customers want, we have brought their voices closer to the business through the implementation of advisory boards which provide ‘always on’ insight that we feed into the product planning cycle.
SUPPLIERS
Jaguar Land Rover supports 10,300 suppliers.
VALUE CHAIN
Along with our partners, engineers and designers, we at Jaguar Land Rover invest more in research and development than any other automotive manufacturing company in the UK.
We partner with the Warwick Manufacturing Group to develop our future engineering skills. In 2017, we open the National Automotive Innovation Centre as the business’s hub for advanced research and innovation development.
Our world-class engineering teams develop innovations that reduce our environmental impact without compromising on vehicle performance. The design and development of our vehicles takes place at our Gaydon and Whitley facilities, where we have more than 9,000 designers and engineers.
Jaguar Land Rover has eight sites in the UK and products sell into 153 markets. Alongside our UK plants, Jaguar Land Rover is growing its global manufacturing footprint with sites in China, India and Brazil, work is underway to build a new one in Slovakia and contract production in Austria.
We constantly strive to deliver design and engineering excellence through the products we make. Our vehicles are founded on a strong heritage that guides our values and principles today, ensuring that we continue to create experiences our customers love, for life.
OUR MOST IMPORTANT ASSET IS OUR PEOPLE.
OUR VALUES UNDERPIN EVERYTHING WE DO.

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 11
OUTBOUND LOGISTICS MARKETING AND SALES RETAILER NETWORK FINANCIAL SERVICES CUSTOMER
Our parts are and vehicles distributed via our global logistics network. Revenue is recognised when vehicles are wholesaled to retailers.
Our strategy is to ensure a consistent and premium brand experience across every customer touchpoint.
We have network of a more than 2,720 retailers, of which 1,026 are jointly branded Jaguar and Land Rover.
We have arrangements in place for the provision of retail and consumer financial services products with third-party providers.
We always put our Customers First. Our passion is to meet and exceed their expectations. To achieve this we constantly listen to their aspirations to deliver innovation which goes beyond their imaginations.
OUTPUTS
SUSTAINABLE PROFITABLE GROWTH
The investment across product, innovation and research ensures profitable growth as we face the changes and challenges of the markets in which we operate.
STRONGER COMMUNITIES
We not only care about the cars we make but also the communities of which we are part. We will always be a responsible and sustainable business. As we grow globally, we are determined to make a difference to each locality through job creation, learning opportunities and community support.
ENVIRONMENTAL IMPACT
We are committed to a cleaner future. For this reason we ensure that all of our end to end processes are continuously measured, developed and improved to benefit the environment.
INTEGRITY, UNDERSTANDING, EXCELLENCE,
UNITY AND RESPONSIBILITY.

12 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
A PORTFOLIO WITH OUR PURPOSE AT ITS HEART
Performance and design that excite the senses.
PREMIUM SPORTS LIFESTYLE
XJ F-TYPE COUPE F-PACE
XF F-TYPE CONVERTIBLE
XE

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 13
Capability with composure that makes more of your world.
PREMIUM LEISURE DUAL PURPOSE
RANGE ROVER DISCOVERY DEFENDER
RANGE ROVER SPORT DISCOVERY SPORT
RANGE ROVER EVOQUE
EVOQUE CONVERTIBLE

14 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
JAGUAR
THE ART OF PERFORMANCE

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 15



Jaguar's heritage of elegant design and breathtaking performance has excited and delighted the world for 80 years.

Living up to its history in the year when the iconic E-type was chosen as the Best British Car Ever was quite a task. But we rose to it.

In 2015 – the Year of the Cat – Jaguar completed a family of world-class sports cars and saloons that are modern, progressive and relevant.

They are also every bit as elegant and stunning as their predecessors.

XE, XF and XJ – three remarkable, much admired and award-winning saloon cars.

The dramatic F-TYPE, joined by the hotly-anticipated F-PACE.

Each with all-wheel-drive. Engineered from lightweight aluminium. With our distinctive style and passion. All with engineering integrity and reliability.

We are proud of our traditions at Jaguar – an inheritance of innovation and British ingenuity, of elegance and style, of performance and delivery.

And we are proud of the transformation at Jaguar which allows us to offer a range of cars of maturity and excellence like never before.

The new Jaguar family. Truly standing on the shoulders of giants.

Using your smartphone, scan this code to access enriched content.

Or visit: http://www.jaguar.com

16 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
LAND ROVER
CELEBRATING 68 YEARS
1948
The Land Rover Series I is launched at the Amsterdam Motor Show.
1970
The original Range Rover goes on sale – the world’s first fully capable luxury 4x4.
1989
Discovery Series 1 is launched.
Tempo LAND ROVER
HNX 331 260 AC
We guarantee fast - Service -
No matter how long it takes
MANUFACTURED BY
THE ROVER Co. LTD.
BIRMINGHAM, ENGLAND

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 17






2013

Land Rover unveils the Range Rover and Range Rover Sport hybrid models, boasting 700Nm of vehicle torque.






SOLIHULL

2015

The two-millionth Series Land Rover and Defender, raised £400,000 for charity at auction.










Almost 70 years ago, the Wilks brothers stood on a wet beach in Wales and drew the design of a car with a stick.

Seven decades on, we can truly say that never before were such sure and strong foundations built on sand.

What the Wilks brothers did that day was not an idle drawing. It was the design of an icon that mobilised communities around the globe.

The first Land Rover.

We have built on those foundations.

This year Range Rover – the world's first SUV – celebrated its 45th birthday by launching the SVAutobiography and setting new standards in luxury.

The landmark six-millionth Land Rover was a Range Rover Vogue SE, which rolled off the Solihull production line in April.

Innovation is as key today as it was on that Welsh beach, with industry-leading lightweight all-aluminium body construction, Terrain Response™ 2 and All-Terrain Progress Control.

No longer designed on a beach, Land Rover is still going above and beyond.

Using your smartphone, scan this code to access enriched content.

Or visit: http://www.landrover.com

18 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
SUCCESSFUL MOMENTS THAT SHAPED OUR YEAR
This year we marked important milestones in our history, embraced fresh success and looked forward to an even brighter future. We celebrated 45 years of Range Rover. The Land Rover Defender took a break after 68 years and the Jaguar E-type was named the Best British Car Ever.
The Jaguar XE and XF followed in their footsteps with a host of design awards and Jaguar announced its return to racing – in FIA Formula E.
APRIL 2015
Jaguar Land Rover is honoured with 2015 ‘Sustainable Development’ Queen’s Award.
MAY 2015
Jaguar XE crowned best large car in 2015 Diesel Car Awards.
JUNE 2015
Range Rover celebrates 45 years – a year of celebration.
JULY 2015
Jaguar Land Rover announces plans to build vehicles in Austria.
SEPTEMBER 2015
Jaguar Land Rover launches F-PACE to the world. Record intake of graduates and apprentices. Jaguar Land Rover Academy is announced.
AUGUST 2015
Rugby World Cup official partner – supporting tournament with 450-strong fleet of vehicles.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 19

Jaguar Land Rover is now the biggest car manufacturer in the United Kingdom, building and selling more vehicles than ever before.

Our workforce has more than doubled and we have taken on the largest number of apprentices and graduates in our history.

And they are happy people. Jaguar Land Rover was voted the best place to work in Britain in a survey of the top 400 UK companies conducted by Bloomberg.

OCTOBER 2015

Jaguar XE and XF win awards for Best Design Autonis Awards.

Jaguar E-type chosen as Best British Car Ever.

Confirmation of Range Rover Evoque for Brazil.

Jaguar Land Rover stars in new Bond film.



NOVEMBER 2015

Range Rover Evoque Convertible debut.

Jaguar Land Rover announces that it will double size of Engine Manufacturing Centre.

DECEMBER 2015

New factory confirmed in Slovakia.

Jaguar returns to racing – FIA Formula E.



JANUARY 2016

Land Rover celebrates 68 years of off-road capability as the current Defender rolls off the production line for the last time.

Jaguar Land Rover wins Gold Award for supporting Armed Forces into employment through our programme for ex-service men and women.


JAGUAR
JAGUAR
MICHELIN



FEBRUARY 2016

Jaguar Land Rover invests in UK's first connected corridor – real-world testing of future autonomous vehicle technology.



MARCH 2016

158,813

VEHICLES SOLD

Q4 FISCAL 2016

Record quarter global sales.

F-TYPE SVR global debut.

20 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
STRATEGIC REPORT
IN THIS SECTION
Market overview 22
Our blueprint for success 24
Our passions 26
Our foundations for sustainable growth 38

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 21

22 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
MARKET OVERVIEW
SEVEN TRENDS INFLUENCING OUR INDUSTRY
The automotive industry is on the brink of revolutionary change. Through our innovation, research and development Jaguar Land Rover will shape that change.
Future success will be based on a continuous process of anticipating new market trends. As we look ahead, we are guided by our strategic plan as well as our proprietary scenario-mapping tools that identify the biggest and fastest-growing opportunities progressing the industry. We will stay ahead of the market by focusing on the innovation, design and creativity that our customers love.
COMPLEXITY AND UNCERTAINTY
Tighter fuel economy regulations around the world and the requirement for more safety- related features to be included as standard on new models will increase the level of complexity for the sector. The speed of adoption of new technologies will depend on the interaction between consumer demand and regulation, leading to greater uncertainty.
WHAT THIS MEANS FOR US
We are the leaders in lightweighting and aerodynamic drag-reducing technologies, as well as investing substantially in advanced innovation and alternative powertrains. Our latest range of vehicles all meet the highest safety standards. We are also pioneering collaborative projects with partners to answer the challenges of the evolving landscape.
THE NEW CITY SEGMENT
As cities across the globe adopt their own regulation, the ‘City Type’ will become the new indicator for mobility behaviour that will determine the speed and scope of the automotive revolution. For example, by 2030, the car market in New York will likely have much more in common with the market in Shanghai than with that of Kansas. This trend looks set to replace the traditional regional perspective that has shaped the industry until now.
WHAT THIS MEANS FOR US
Jaguar Land Rover’s emphasis to be closer to the customer will ensure a granular view of new opportunities as regulatory and behavioural trends within cities shape the future.
A NEW WORLD OF CONNECTED AND INTELLIGENT TECHNOLOGY
Greater demand for seamless connectivity, entertainment and safety is driving the digitalisation of the car. Vehicles with high-speed broadband internet connection, digital safety features and autonomous driving capability are the next frontier in the differentiation of the car, with today’s high-end features expected as standard tomorrow.
WHAT THIS MEANS FOR US
Innovation is at the heart of our business as we continue to enhance the customer proposition and gain ground against our competition. Our InControl Touch Pro infotainment system already leads the industry and we are the first to launch the UK’s real-world testing of connected and autonomous vehicle technology.

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InMotion
NEW OWNERSHIP MODELS
Consumer behaviour is changing, with increased car sharing and the emergence of a market for intelligent mobility solutions. Customers today use their cars as all-purpose vehicles, whether they are commuting alone to work or taking the family on holiday to the mountains. In the future, they may want the flexibility to choose the best solution for a specific purpose.
WHAT THIS MEANS FOR US
The traditional business model of car sales will be complemented by a range of diverse, on-demand mobility solutions, especially in dense urban environments. To answer this new trend, we have launched InMotion: an exciting new technology business that will create apps and on-demand services to provide solutions to modern travel and transport challenges.
CUSTOMER EXPERIENCE
Alongside the demand for greater connectivity, consumers are increasingly using digital sources in making their purchase decisions. Potential car buyers can already access a tremendous amount of information from the internet, with digital only increasing in importance in the future. Retailers are expected to remain important in the overall purchasing journey but less so in the research comparison stages.
WHAT THIS MEANS FOR US
An accessible and innovative web presence is critical alongside new retail concepts that offer a premium and personalised brand experience. Jaguar Land Rover and our retailers will offer more convenient proactive services, alerting drivers to upcoming maintenance and product updates. We are also increasingly aligning our processes to address new challenges like cybersecurity and data privacy.
CUSTOMER LOYALTY
With increased access to information and cross-brand price comparison behaviour, consumers flit between brands and products in their search for value and novelty. Inspiring consumer loyalty is increasingly testing.
The impact of new ‘challenger brands’ from other sectors is also putting pressure on traditional automotive players.
WHAT THIS MEANS FOR US
Value hunting does not necessarily mean the best price. Agnostic consumers are intrigued by innovation and will still pay a premium for quality, personal and inspirational experiences. Jaguar Land Rover’s focus on innovation, technology and premium quality lifestyle experiences delivered through Customer First initiatives is tackling this challenge head on.
NEW COMPETITION
With new entrants into the automotive market – from mobility providers, tech giants and speciality OEMs – the competitive market is set to further increase in complexity. Within the next few years, the market may well expect production versions of ‘experimental’ cars to be developed by new entrants such as Apple and Google to further challenge established automotive brands.
WHAT THIS MEANS FOR US
Being agile and innovative through the development of new technologies, powertrains and platforms like ‘InMotion’, Jaguar Land Rover will continue to provide relevant, engaging and invaluable experiences to both new and existing customers globally.

24 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
OUR BLUEPRINT FOR SUCCESS This icon is used in the report to signify content relevant to our blueprint for success
Our business blueprint is founded on firm values. It connects the dots between creating new solutions, exploring the future and growing a sustainable business. It is the visualisation of our business goals and execution strategies that drive us to create growth opportunities as well as delivering the products and services our customers desire.
WHAT WE DO TO EXCEL
EXPERIENCES PEOPLE LOVE, FOR LIFE
MORE GREAT PRODUCTS CUSTOMER FIRST ENVIRONMENTAL INNOVATION
GLOBAL GROWTH TRANSFORMED COST STRUCTURE
BUSINESS EXCELLENCE ENGAGED PASSIONATE PEOPLE
INTEGRITY, UNDERSTANDING, EXCELLENCE, UNITY AND RESPONSIBILITY
Our most valuable asset is our people, nothing is more important than their safety and well-being
WHAT WE NEED TO DO TO BE PROFITABLE

Overview Strategic report Governance Financial statements
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Our blueprint is the framework for this strategic report, showcasing and measuring our achievements this year against that plan.
COMPONENT
Great Products
Customer First
Environmental Innovation
STRATEGY
Placing our products, services and the experiences that they deliver at the heart of our customer relationships.
Driving customer satisfaction.
Being responsible in everything we do. Future-proofing our business against market and environmental challenges to provide strong foundations for sustainable growth.
TACTICAL FOCUS
Transform our portfolio creating the most desirable, premium vehicles and services that inspire through the delight they bring.
Embed the ‘voice of the customer’ throughout the business.
Offer more choices for our customers; drive world-class sustainable operations with continuous innovation to optimise the wider benefits we can bring to the environment and society.
COMPONENT
Global growth
Transformed cost structure
Business excellence
Engaged passionate people
STRATEGY
Creating a stronger, sustainable and more profitable business.
Achieving global growth and sustainability through business efficiencies.
Building on our strengths and taking steps to improve.
Having great people in every role, working exceptionally together, with everybody giving their best as well as playing their part in the community.
TACTICAL FOCUS
Build a balanced sales portfolio across five international regions. Develop the foundations of our global manufacturing footprint.
Deliver measured growth.
Create and provide world-class processes.
Provide skills that we need for continued success to drive innovation for good.

26 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
OUR PASSIONS
GREAT PRODUCTS
OUR TOTAL PRODUCT AND SERVICE PORTFOLIO
PARTNERSHIPS AND SERVICES
DRIVE EXPERIENCES
MERCHANDISE & SPECIAL VEHICLE OPERATIONS
PRODUCT ARCHITECTURES
SPORTS PREMIUM
DESIGN & TECHNOLOGY
LIFESTYLE PREMIUM DUAL PURPOSE LEISURE
HERITAGE ACCESSORIES SPECIAL VEHICLES
JAGUAR EXPERIENCES LAND ROVER EXPERIENCES
FINANCIAL SERVICES APPS & TECHNOLOGY PARTNER SERVICES
OUR PHILOSOPHY
Jaguar Land Rover is at the cutting-edge of automotive design, technology and innovation to create the world’s best products and services for our customers.
NEW PRODUCTS
This has been one of our biggest launch years and we have continued to invest in our portfolio of products and services with breakthrough new vehicles and significant model year upgrades across our range, as well as the launch of Special Vehicle Operations and the most advanced and connected infotainment technologies. Our aim is to meet every customer need and to enable them to do more through our products and how we support them across our services. The transformation of our portfolio included the launch of two vehicles across both brands, increasing our offering and as a result creating new growth opportunities: the Range Rover Evoque Convertible – the most capable convertible ever and the Jaguar F-PACE – the ultimate practical sports car.
NEW SERVICES
Our connected car services have enjoyed a year of rapid global growth. Now 80 per cent of our customer base benefits from services including the Remote App that allows you to see the status of your vehicle as well as pre-heat, cool or start the car from a smartphone or watch. Our InControl Secure service also offers a fully integrated stolen vehicle tracking system. Our customers can rest assured their cars are protected.
OUR 2015/16 FOCUS
We know that the automotive industry stands on the precipice of revolutionary change. This year we have demonstrated that we are ready to face these challenges with a number of advanced research projects including:
A remote control Range Rover Sport which can be operated through the user’s smartphone, useful for getting our customers out of tight parking spaces
A steering wheel and seat that can detect the well-being and concentration levels of the driver, technology that could be used as the autonomy of vehicles increases
The Evoque_e project, exploring all aspects of future hybrid and battery electric vehicle technology
To maintain our position as leaders in technology and research this year, we also started construction on the £150 million National Automotive Innovation Centre which will become the hub for Jaguar Land Rover’s global advanced research and engineering capability.
KEY 2015/16 SUCCESSES
Successfully launched three all-new products and derivatives to now offer a bigger range to more customers
150 awards won across the Company and entire range of our products
Getting more connected through the delivery of wearable technology and the introduction of Android Wear app that allows remote control of key car features
Record Fiscal 2016 with over half a million vehicles sold
Launched a new technology start-up ‘InMotion’ to create apps and services to overcome modern travel and transport challenges

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CASE STUDY: SHOWCASING OUR SPECIAL VEHICLE OPERATIONS

As a business, we are continuously looking for new growth opportunities. That is why we set up Special Vehicle Operations. SVO in its first year has engineered a number of bespoke vehicles and has been a growing area for Jaguar Land Rover as we look to target the demand for bespoke services.

Key highlights of SVO's first year include a hybrid-powered State Review Vehicle for Her Majesty The Queen, a line-up of vehicles in the 24th James Bond adventure film, *Spectre*, and the fastest Jaguar ever – the F-TYPE SVR.

Jaguar Land Rover also rebranded its Heritage business to Jaguar Land Rover Classic, with the aim of better celebrating and nurturing Jaguar and Land Rover's past. The rebranded division will continue to deliver its beautiful heritage cars as well as services, parts and experiences for Classic Jaguars, Land Rovers and their owners.



24

CARS PREPARED FOR NEW JAMES BOND FILM SPECTRE

4,200,000

MODEL CAR SALES IN FISCAL 2016





6

UNIQUE, HAND-CRAFTED E-TYPES SOLD FOR MORE THAN A MILLION POUNDS EACH



2,000,000th

LAND ROVER DEFENDER SOLD AT AUCTION FOR £400,000

691

SPECIAL VEHICLE OPERATION HEADCOUNT FOR FISCAL 2016



FUTURE PLANS

- Deliver to our customers the new Range Rover Evoque Convertible and the Jaguar F-PACE
- Special Vehicle Operations will be launching a high-tech facility with bespoke paintshop, offering our customers the opportunity to have any colour and any finish

28 JAGUAR LAND ROVER AUTOMOTIVE PLC
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OUR PASSIONS
GREAT PRODUCTS
2015 has been a breakthrough year for Jaguar as it continues to grow, building on its design leadership and performance credentials. Delivering on the strategy, Jaguar has been dominant in winning awards. The two new products launched this year – Jaguar XE and Jaguar XF – have significantly contributed to the brand’s continued sales success. 2015 – the year of the Cat.
THE ALL-NEW JAGUAR XE
EUROPEAN
NCAP
Best in class award
> JAGUAR XE
Named ‘Most beautiful car’ at the 30th Festival Automobile International In Paris
9
9
g/km CO2
>Most efficient non-hybrid in segment

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THE ALL- NEW JAGUAR XF
104 g/km CO2 lowest CO2 emissions of any non-hybrid in the segment
> 5000-series RC5754 aluminium alloy is unique to Jaguar Land Rover and is made predominantly from recycled material
50 per cent > of which is scrap from the Jaguar Land Rover press shops
This entire car is UP TO 190 KG LIGHTER
UP TO 28% INCREASE IN TORSIONAL STIFFNESS
Using your smartphone, scan this code to access enriched content.
Or visit: http://www.jaguar.co.uk/jaguar

30 JAGUAR LAND ROVER AUTOMOTIVE PLC
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OUR PASSIONS
GREAT PRODUCTS
This was an iconic year for the Land Rover Discovery Sport with the 100,000th sold, and produced and launched in China and India. Winning a host of awards, particularly in the prestigious safety category, has confirmed the excellence of the vehicle’s design, versatility and capability. With a Discovery Sport rolling off the production line every three minutes, strong demand continues to fill the order books. 2016 looks set to continue this successful run.
LAND ROVER DISCOVERY SPORT
33
> Discovery Sports built in the time it takes to play a game of football
100,000th
>Discovery Sport was built exactly 500 days after production commenced in October 2014
NCAP 5
highest safety standards awarded

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 31

Targeting the high customer expectations of the global premium market who are seeking custom-made vehicles, SVO has developed a bespoke Range Rover Sport model designed to provide the very best of the brand for the most discerning and enthusiastic consumer. Range Rover Sport SVR delivers exemplary levels of capability and performance through its strong, all aluminium, lightweight bodyshell technology and its supercharged 5.0-litre V8 engine. The SVR will do 0-62mph in 4.7 seconds. The Range Rover Sport SVR is the most powerful and fastest Land Rover in our history.

RANGE ROVER SPORT SVR


VA64 UKV

162mph
top speed of 162mph on the track

132,000
miles of durability testing for Range Rover Sport SVR

300
sports gearshift time in milliseconds on Range Rover Sport SVR

32 JAGUAR LAND ROVER AUTOMOTIVE PLC
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OUR PASSIONS
CUSTOMER FIRST
Our customers – present and future – are at the heart of everything we do. We are constantly investigating their current and potential needs to feed fresh ideas into our product planning cycle. We are always restless to be better and aim to continuously improve the customer experience at every touchpoint. Always putting the Customer First.
OUR PHILOSOPHY
Jaguar Land Rover seeks to exceed the expectations of our customers through greater focus on understanding and fulfilling their needs. Putting the Customer First.
Our future success can only be achieved if we truly place them at the heart of our business and centre of our attentions.
LISTENING TO OUR CUSTOMERS
We seek to develop deep, unique insights into what our customers need and what their ambitions are. And not just our existing ones.
Young people between the ages of 18 and 25 will decide how cars are bought over the next two decades.
We need to deliver cars which are, quite simply, the finest in the world, leading the way in design and engineering excellence. Our mission is to delight our customers not just with our vehicles but at every point at which we make contact with them.
CULTURE AND VALUES
Customer First is much more than a set of initiatives, it is a culture of driving business excellence to achieve our ambitious goals.
It is a key foundation of creating best-in-class Jaguar and Land Rover products and experiences that our growing base of global customers will love, for life. True value and customer service is borne of excellence in every action of every employee.
Customer First demands that everyone in the Jaguar Land Rover enterprise shares this passion to satisfy customers, both internal and external, with a relentless desire to understand and exceed their needs.
OUR 2015/16 FOCUS
• Bringing the voice of the customer into the business by asking more customers than ever before
• We have sold the highest number of cars in our history, asked more customers than ever before to give us their feedback and implemented a record number of new developments as a result of their input
• Customer Advisory Boards have allowed us to communicate with some of the first owners of vehicles, such as Land Rover Discovery Sport and Jaguar XE, in private online communities. They have shared with us their opinions and insights of their vehicles and brand experience
• It has also enabled us to provide customers with YouTube videos to provide easily accessible answers to frequently asked questions
• Customers are engaged throughout the Product Creation and Development process to ensure that all our products meet their needs and expectations
Improving the customer experience in retail through our ARCH corporate identity programme.
KEY 2015/16 SUCCESSES
• Created an ‘always on’, real-time customer insight listening panel where we hear directly from our consumers for feedback and insights. We have now received 19,757 contributions that have been incorporated into the planning cycle, ensuring the voice of the customer is front and centre of everything we do
• We have enhanced the Fleet and Business consumer experience through all points of the customer journey
• Implementing the ARCH corporate identity programme that will significantly improve the customer retail environment and deliver a consistent premium brand experience

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CASE STUDY: CUSTOMER FIRST; 100,000TH DISCOVERY SPORT

Surprise and delight are sensations our Customer First passion seeks to inspire. This was especially true when Land Rover marked the production of the 100,000th Discovery Sport this year with a special surprise for one mum, Natalie Lipton, on Mother's Day. The Lipton family had unwittingly purchased that particular vehicle that was built at Jaguar Land Rover's Halewood manufacturing plant, just 10 miles from their family home. To celebrate the milestone, which was reached just days before Mother's Day in the UK, Land Rover went undercover with her sons Jacob, 7, and Noah, 5, to find out just how this car could be made even more special for their mum. To bring the boys' ideas to life, a team of designers, suppliers and experts from Jaguar Land Rover's Special Vehicle Operations worked to create special touches in the car during production. Like her boys, we put mother first.






DISCOVERY
PE16 LMY



FUTURE PLANS

- Increase the number of consumer interactions across more advisory boards and products, growing the voice of the consumer and our Customer First passion in Jaguar Land Rover
- Implementing consumer reviews onto our brand websites to amplify customer advocacy
- Increase transparency of our customer experience through reviews at the retailer level to help develop the overall retail experience

34 JAGUAR LAND ROVER AUTOMOTIVE PLC
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OUR PASSIONS
ENVIRONMENTAL INNOVATION
OUR PHILOSOPHY
Reducing emissions is one of the biggest challenges for the automotive industry today. As the UK’s biggest investor in automotive R&D, we are developing a range of solutions to reduce the carbon footprint of our vehicles and improve air quality while maintaining the luxury, performance and refinement that our customers expect.
Environmental Innovation lies at the centre of our business vision. It is a wide-ranging plan that will see us dramatically reduce real-world emissions up to 2020 and beyond.
OUR 2015/16 FOCUS
This year we have invested more than £3.1 billion in new products and facilities as part of the programme.
The electrification of powertrains is essential to reduce the carbon footprint of vehicles and meet future climate change mitigation targets. This is why over the last seven years we have been researching and developing a range of advanced plug-in hybrid (PHEV), mild hybrid (MHEV) and battery electric vehicle (BEV) propulsion systems.
The biggest single project is a £16.2 million collaborative research programme, part-funded by Innovate UK, called Evoque_e.
This project looks beyond 2020 to explore all aspects of future hybrid and battery electric vehicle technology and has so far produced three Concept_e demonstrators.
Jaguar is also returning to the racetrack through Formula E. This is an exciting opportunity to support our extensive multi-billion pound hybrid and battery electric propulsion research and test bed activity.
As well as hybridisation and electrification, we are working to make our vehicles lighter while improving our internal combustion engines to make them cleaner and more energy efficient.
Our highly efficient diesel Ingenium engine achieves just 109g/km CO2 in our new Evoque. At the same time, the all-new Jaguar XE with just 99g/km of CO2, is the most efficient Jaguar ever built.
To enable us to include the Ingenium engine in even more new models, we are investing £450 million to double the size of our Engine Manufacturing Centre near Wolverhampton.
Our leadership in lightweight aluminium vehicle architecture has been extended to include the Jaguar XE, Jaguar F-PACE and all-new Jaguar XF, significantly reducing the weight of the body.
Jaguar Land Rover is the largest user of sheet aluminium in the UK, and is a world leader in recycling this metal with our unique closed loop process, continuously developing new ways of cutting waste.
Recognising the importance of investing in skills and talent for the future, since 2008 we have doubled the number of powertrain engineers.
In the last year alone, 1,480 of Jaguar Land Rover’s 9,000 engineers and designers spent 293,550 hours at universities studying Masters level modules, including hybrid vehicles, sustainable design and lightweight vehicles. Today, we are collaborating with more than 30 leading universities working on in excess of 100 projects.
KEY 2015/16 SUCCESSES
• Our UK manufacturing sites have achieved more than 38 per cent reduction in energy per car produced since 2007
• 60 energy saving projects delivered, totalling £23 million and more than 57,000 tonnes of annualised CO2 equivalent savings, thanks to a mix of measures including roof-mounted solar panels, LED lighting, combined heat and power and heat distribution optimisation, building management systems, voltage optimisation, insulation and energy mapping

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CASE STUDY: REALCAR; ALUMINIUM WASTE REDUCTION
REALCAR (Recycled Aluminium Car) is a partnership between Jaguar Land Rover and Novelis which has enabled 50,000 tonnes of press shop aluminium scrap – equivalent to saving approximately 500,000 tonnes of CO2 – to be recovered over the last year.
The project, part-funded by Innovate UK, has seen 10 UK press shops implement a unique closed loop process, segregating waste aluminium scrap, so that it can be sent back to Novelis to be re-melted into recycled aluminium sheets for use in our cars. Aluminium recycling requires up to 95 per cent less energy than primary aluminium production, making our operations more sustainable.
REALCAR has also seen the development of a new aluminium alloy – RC5754 – which accepts increasing amounts of recycled aluminium automotive scrap, currently by up to 50 per cent.
The Jaguar XE is the first car in the world to make volume use of this new structural grade of aluminium. It has also been tested and implemented in the lightweight aluminium body structures of the Jaguar XF and F-PACE models. Using it to build future Jaguar and Land Rover models will take us a significant step towards our goal of achieving 75 per cent recycled aluminium content in our vehicle body structures by 2020.
OUR REAL CAR CLOSED LOOP PROCESS ENABLED
50,000
TONNES OF PRESS SHOP ALUMINIUM SCRAP
TO BE RECOVERED OVER THE LAST YEAR FUTURE PLANS
• By 2020, our environmental programme aims to achieve carbon neutral manufacturing operations, zero waste and to produce vehicles that will be amongst the leaders in their segments on tailpipe emissions
• By 2020, we aim to use up to 75 per cent recycled aluminium materials in our cars and, as a result, improve the recycling efficiency of our manufacturing cycle

36 JAGUAR LAND ROVER AUTOMOTIVE PLC
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OUR PASSIONS
ENVIRONMENTAL INNOVATION
OUR PHILOSOPHY
Environmental sustainability is not just about the final products but also how we make them. That’s why we measure the environmental impact not just of our cars but also of their manufacture from weld to wheel.
We continually assess every single aspect of our manufacturing processes – day by day – tirelessly seeking to improve them. It is this continuous aggregation of marginal gains which will have the biggest positive impact on our environment. It’s not just about being a good global citizen – it’s our planet too.
KEY 2015/16 SUCCESSES
• Our life cycle assessment has contributed to significant improvements in our fleet average tailpipe CO2 emissions since 2007
• Our innovative Ingenium diesel engines already achieve just 99g/km CO2 in the Jaguar XE
• XF is up to 190kg lighter than its predecessor
FUTURE PLANS
• By 2020 new technologies will help Jaguar Land Rover reduce its CO2 emissions by a further 25 per cent
CASE STUDY: LAND ROVER DISCOVERY SPORT VEHICLE LIFE CYCLE ASSESSMENT*
To achieve the breakthroughs we seek, we use the knowledge gained through life cycle assessment – independently verified scientific studies of vehicle life cycle impacts – in alignment with international standards.
It’s an integrated approach that provides the technically rigorous data we need to deliver step changes in sustainability. Jaguar Land Rover was one of the first UK vehicle manufacturers to complete such assessments.
Land Rover Discovery Sport has life cycle impacts in equivalent CO2 terms which are more than 10 per cent lower than the previous model and is the lowest life cycle impact vehicle ever in the Discovery family of vehicles.
OUR FOCUS
LIFE CYCLE ASSESSMENT STAGES
RAW MATERIALS
AND COMPONENTS
We work with our suppliers on improvements that deliver sustainability win-wins.
START
* Discovery Sport LCA, will be third-party verified in line with all other vehicles’ LCAs completed to date.
VEHICLE DESIGN
Reducing life cycle impact means building sustainability into vehicle design from the beginning.
TRANSPORTING COMPONENTS TO OUR FACTORIES
Truck fuel efficiency is one of the key ways our inbound transport suppliers can help us reduce CO2e emissions.

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INNOVATIVE THINKING
REUSE OF PLASTIC AND NATURAL COTTON IN THE REAR LOADSPACE REDUCES LIFE CYCLE IMPACTS BY OVER 50 PER CENT WHEN COMPARED WITH VIRGIN PLASTIC, KG FOR KG.
IMPROVED FUEL EFFICIENCY
OUR NEW ENGINE RANGE IN DISCOVERY SPORT IMPROVES FUEL EFFICIENCY AND REDUCES CORRESPONDING CO_2 EMISSIONS BY UP TO 14 PER CENT.
WHOLE LIFE DESIGN
DISCOVERY SPORT IS THE FIRST IN THE DISCOVERY FAMILY TO BENEFIT FROM BEING VIRTUALLY DISMANTLED BEFORE MANUFACTURE TO ENSURE THAT ITS MATERIALS CAN BE SAFELY RECYCLED AT END OF LIFE.
MATERIAL REUSE
RECYCLING OF MATERIALS IN COMPONENTS SUCH AS WHEEL ARCH LINERS, ENGINE COVERS, CARPETS AND SPEAKERS WILL CUT APPROXIMATELY 7,000 TONNES OF LANDFILL.
ADVANCED ENGINEERING
THE VEHICLE SWITCHES BETWEEN TWO- AND FOUR-WHEEL DRIVE TO IMPROVE MPG PERFORMANCE.

MANUFACTURING
Efficient factories that save energy, water and waste help drive down the life cycle impact of the vehicles we create.

TRANSPORTING VEHICLES TO CUSTOMERS
We are switching from road to rail or sea where possible and supporting our service providers to obtain the precise data that will help drive even more efficient operations.

OUR VEHICLES IN USE
From lighter, more efficient vehicles and investment in hybrid and electric vehicles, we're pursuing innovation on every front.

END
Before the vehicles exist in physical format we can use virtual design to engineer and assess key systems for recycling and reuse – which could be 30 years before the vehicle actually reaches the end of its life.

38 JAGUAR LAND ROVER AUTOMOTIVE PLC
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OUR FOUNDATIONS FOR SUSTAINABLE GROWTH
GLOBAL GROWTH
OUR PHILOSOPHY
The strategic focus of Jaguar Land Rover is to invest in order to drive and secure long-term profitable growth. This plan is paying off with a solid financial performance this year as well as becoming the biggest car-making business in the UK with record sales.
OUR FOCUS
Strategic investment has ensured the future of Jaguar Land Rover as a stronger and increasingly agile business that will continue to profitably grow globally and will strengthen the UK operation that remains at the heart of Jaguar Land Rover’s business.
MANUFACTURING
The growth of our global manufacturing footprint through new facilities and international manufacturing continues to be a key focus of our strategy. Critically, this plan allows us to: increase production capacity, diversify risk, raise brand awareness, hedge foreign exchange exposure, create better economies of scale and improve access to the global supply chain.
This year, we have confirmed plans for a new plant in Slovakia, started production of the Range Rover Evoque and Discovery Sport in China and the local assembly of the Range Rover Evoque, Discovery Sport and Jaguar XE in India. We have also seen the completion of our plant in Brazil, and confirmed a new manufacturing partnership with Magna Steyr in Austria.
POWERTRAIN DEVELOPMENT AND CO2 SOLUTION
We have made significant investments in new technology and Environmental Innovation through our powertrain development plan. Environmental Innovation is at the heart of a wide-ranging business strategy and we are on a very positive trajectory to reduce vehicle emissions and improve fuel economy through more efficient and downsized engines, alternative powertrains, lighter vehicles and improved vehicle energy conservation.
We will comply with future legislation and maintain our position as a responsible business that is serious about a cleaner future.
With this focus, Jaguar Land Rover is committed to introducing electrification in the future and is currently pursuing a bold electrification research programme. We have also confirmed our electric future with entry into the innovative FIA Formula E Championship.
This investment will push the boundaries of electrification technology, a real-world, fast-track test bed for future Jaguar Land Rover electrification technology.
PRODUCT PORTFOLIO EXPANSION
This has been a significant year for Jaguar Land Rover, with updated models being introduced across the range, as well as the addition to our portfolio of completely new vehicles – the Jaguar XE and XF and Land Rover Discovery Sport.
Jaguar XE is a significant step for the Company into the medium sedan segment, against strong existing competition.
Announced this year, the F-PACE is Jaguar’s first crossover, targeting customers who need the practicality of an SUV but desire sports car design and performance.
Evoque Convertible creates a new segment delivering something exciting and different to the market.
TALENT MANAGEMENT
Not only has 2015 been about investing in infrastructure and innovation, but also making sure we invest in our people. We have supported our growth ambitions by welcoming almost 3,000 new people to our business to create a global workforce that is more than 38,000 strong.
With a continued focus on skills and research development, embedding new talent review processes and providing a framework to support career aspirations, we continue to lead engineering excellence and tackle future market challenges to drive sustainable growth and success.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 39
RETAIL SALES AND DEVELOPMENT
Customer response has been extremely positive this year, resulting in record sales across UK, North America and Europe. We have continued to experience best-ever retails with 13 per cent growth in 2015/16, continuing our run of year-on-year growth – every year – since 2010. This is in spite of economic volatility, particularly in some of the emerging markets, and the impact of economic slowdown in China.
2016 promises to be another exciting year, with the start of sales of the Range Rover Evoque Convertible and the Jaguar F-PACE, along with further all-new and refreshed vehicles.
CASE STUDY: IMPROVING OUR BRANDS IN RETAIL
Over the next few years the implementation of the new ARCH concept will transform Jaguar Land Rover’s retail brand identity into a crisp, modern retail design language, supporting the brand positioning for both Jaguar and Land Rover. Our Global Franchise Partners will invest several billion pounds in either totally new or redeveloped facilities throughout the world, delivering a world-class retail experience for our customers. We will continue to pursue our successful dual-brand franchise strategy, bringing both brands together under one roof.
A number of ARCH Brand Statement Sites and Boutique locations will also be introduced into key geographical locations over the next 12 months or so. Our Customer First approach, augmented by increasing brand presence and customer accessibility, will enhance our Retailers’ profitability. The next 12 months will see the full global adoption of Jaguar Land Rover’s Customer First principles, embedding them throughout the Sales and Marketing community to support the Customer First philosophy.

40 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

OUR FOUNDATIONS FOR SUSTAINABLE GROWTH
RETAIL SALES BY REGION

RETAIL SALES BY REGION*


521,571
UNITS SOLD ↑13%
UK 20%
North America 19%
China** 19%
Europe 24%
Overseas 18%

Jaguar Land Rover retail sales hit record highs for the fifth consecutive year with 521,571 units sold in Fiscal 2016, up 13 per cent year-on-year. Higher retail sales in the UK, North America and Europe were offset by lower sales in China and sales volumes in Overseas markets were comparable to last year.

Higher sales in the UK and Europe reflect the success of the XE and Discovery Sport as well as continued demand for the Range Rover Evoque. Sales of the Range Rover and Range Rover Sport also performed well in Europe. Stronger sales in North America were primarily driven by the Discovery Sport, Discovery and Range Rover products as well as the Jaguar XF and F-TYPE with the XE not launched there until May 2016.

Sales in China were lower during the first nine months of the year, reflecting softer economic conditions and the timing of new model launches. However, sales have been improving and were higher in the final quarter, up 19 per cent year-on-year, reflecting the successful launch and strong demand for the locally produced Discovery Sport as well as improving sales of the Evoque from our China Joint Venture. Total retail sales from our China Joint Venture were 31,765 units for the year.

The new Jaguar XE and Land Rover Discovery Sport drove sales in Overseas markets but were slightly offset by softer sales of other models.

* Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced from our Chinese Joint Venture, Chery Jaguar Land Rover Automotive Co. Ltd.

RETAIL SALES BY REGION (000s OF UNITS)


UK
↑24% (Jag ↑55%, LR ↑16%)
86.8
107.4
68.9
17.9
79.7
27.6
FY15
FY16
NORTH AMERICA
↑27% (Jag ↓2%, LR ↑35%)
78.4
99.6
61.6
16.8
83.1
16.5
FY15
FY16
EUROPE
↑42% (Jag ↑117%, LR ↑33%)
87.9
124.7
78.1
9.7
103.7
21.1
FY15
FY16
CHINA
↓16% (Jag ↓24%, LR** ↓15%)
116.0
96.9
95.5
20.4
81.4
15.5
FY15
FY16
OVERSEAS
0% (Jag ↑14%, LR ↓2%)
93.3
92.9
81.2
12.1
79.2
13.7
FY15
FY16
Jaguar
Land Rover

Overview
IFC–19

Strategic report
20–59

Governance
60–71

Financial statements
72–IBC

41

OUR FOUNDATIONS FOR SUSTAINABLE GROWTH
RETAIL SALES BY MODEL

JAGUAR: 94,449 UNITS

XJ



11,735 UNITS
(FISCAL 2015 16,566 UNITS)

F-TYPE



11,839 UNITS
(FISCAL 2015 12,130 UNITS)

XF



34,182 UNITS
(FISCAL 2015 45,669 UNITS)

XE



36,452 UNITS
NEW MODEL ADDED AT THE BEGINNING OF FISCAL 2016

F-PACE



13 UNITS
NEW MODEL ADDED IN THE LAST MONTH OF FISCAL 2016

XK (Discontinued)



228 UNITS
(FISCAL 2015 2,563 UNITS)

In Fiscal 2016, retail volumes for the Jaguar brand grew by 23 per cent year-on-year, driven by the introduction of the new Jaguar XE model in May 2015. Sales of the Jaguar XF and XJ were down overall for the year as a result of the transition to the all-new lightweight XF, which went on sale in September, and the refreshed XJ, which went on sale in December. F-TYPE sales remained solid throughout the year. Production of the Jaguar XK ceased in Fiscal 2015 and Jaguar's new luxury performance SUV the F-PACE is due to go on general sale more widely this spring, with a healthy order book already established.

The new lightweight Jaguar XF and the refreshed Jaguar XJ went on sale in China in December 2015 and January 2016 respectively. The Jaguar XE will be launched in North America this spring.

LAND ROVER: 427,122 UNITS**

RANGE ROVER



59,974 UNITS
(FISCAL 2015 57,059 UNITS)

RANGE ROVER SPORT



86,915 UNITS
(FISCAL 2015 83,864 UNITS)

RANGE ROVER EVOQUE



110,533 UNITS
(FISCAL 2015 123,964 UNITS)

DISCOVERY



51,072 UNITS
(FISCAL 2015 49,489 UNITS)

DISCOVERY SPORT



95,889 UNITS
(FISCAL 2015 7,975 UNITS)

FREELANDER (Discontinued)



235 UNITS
(FISCAL 2015 43,909 UNITS)

DEFENDER (Discontinued)



22,504 UNITS
(FISCAL 2015 19,019 UNITS)

** Including 31,765 sales from our China joint venture.

Retail volumes for Land Rover were up 11 per cent in Fiscal 2016 compared to last year, primarily driven by the continued success of the Discovery Sport which replaced the Freelander in Fiscal 2015. The more established Discovery, Range Rover and Range Rover Sport also maintained positive year-on-year sales growth in Fiscal 2016.

Retail sales of Evoque were up in Europe, the UK and in North America but down 11 per cent year-on-year overall primarily reflecting lower China volumes due to the transition of production to the China Joint Venture at the beginning of the year as well as the softer Chinese economy.

Finally, sales of the iconic Defender also performed strongly on run out as production ceased at the end of January 2016.

CHINA JOINT VENTURE
Retail sales from our China Joint Venture totalled 31,765 units in Fiscal 2016 with the Evoque on sale from February 2015 and the Discovery Sport on sale from November 2015. A total of 21,833 units of Evoque and 9,932 units of Discovery Sport were sold from the China Joint Venture in Fiscal 2016.

42 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
OUR FOUNDATIONS FOR SUSTAINABLE GROWTH
SUSTAINABLE BUSINESS THROUGH EFFICIENCY
OUR PHILOSOPHY
To deliver sustainable profitable long-term growth we must take the right steps to be well positioned financially. Ongoing initiatives on efficiency, productivity and cost management are maintaining our competitiveness, as well as strategic programmes to protect continued investment in new products. Alongside our business focus, we are also working to provide innovation for good and benefit the communities which we serve.
OUR FOCUS
A major business transformation programme is underway across Jaguar Land Rover to drive a step change in performance across a number of our activities. While driving down costs is an essential part of the programme, the emphasis is on increasing profitability to fund future investment plans and improving operations across the entire company.
SMARTER WORKING
Every employee has been asked to contribute and to generate ideas to improve how we work. Everyone is involved in eliminating waste, creating efficiencies and ensuring a more sustainable and profitable future for the business.
These ideas have ranged from simple measures, such as new ways of teleconferencing, to reducing the overall complexity of our business – challenging our existing processes and the assumptions which underpin them. Some of the ideas will drive ‘quick wins’ in our bottom line by 2018, while a second deadline of 2021 has been set for transformational change.
The programme is progressing towards the goal of employees thinking as ‘business owners’ for their part of the Company, improving each area and working with their colleagues in other functions as a single team, to make the right business decisions and ensure Jaguar Land Rover is best placed for the future.
CASE THE: STREAMLINING PROCESS STUDY
Listening to those who actually do the job is frequently the best way to increase efficiency and effectiveness in our manufacturing and business processes.
Team improvement circles use the experience and knowledge of our staff to propose, develop and implement ways of smarter working
In our Engine Manufacturing Centre a team of production line employees identified and implemented an effective engine-part fitting process that has resulted in a 65 per cent improvement in efficiency. The team measured that on any given shift an employee who looked after the engine-parts trolley as it moved along the production line would walk up to 12km to return the trolley to the start.
By making one change to the production line process the staff have reduced the amount of time and distance an employee travels per shift resulting in a significant improvement in value added to the business.

Overview IFC–19 Strategic report 20–59 Governance 60–71 Financial statements 72–IBC 43
BUILDING A SUSTAINABLE AND EFFICIENT BUSINESS
THE ENGINE MANUFACTURING CENTRE HAS A ZERO WASTE TO LANDFILL COMMITMENT, WITH 100 PER CENT OF WASTE RECYCLED OR REUSED
THE ENGINE MANUFACTURING CENTRE HAS 21,000 PHOTOVOLTAIC ROOF PANELS CAPABLE OF GENERATING UP TO 30 PER CENT OF THE FACILITY’S ENERGY, EQUIVALENT TO POWERING 1,600 HOMES
CLOSED LOOP RECYCLING CONTRIBUTES TO JAGUAR LAND ROVER REDUCING POTENTIAL GREENHOUSE GAS EMISSIONS BY 30 PER CENT OVER A VEHICLE’S LIFE CYCLE, COMPARED TO VEHICLES PRODUCED IN 2007
LEADERSHIP THROUGH BUSINESS EXCELLENCE
OUR PHILOSOPHY
We use the Tata Business Excellence Model (TBEM) which is based on the Malcolm Baldrige model of the US. TBEM is an integrated approach to performance management and is built on beliefs and behaviours found in high performing organisations.
This helps us to align our workforce, suppliers, partners and other components of the supply chain, and enables all to work towards improvement of overall organisational effectiveness, efficiency and capabilities.
The model is focused on strategy and process-driven results and is the basis of conducting organisational assessments. Jaguar Land Rover has participated in three assessments since 2011 to assess its maturity and progress on the excellence scale, and has used the feedback to focus on improvement actions.
OUR FOCUS
All of our processes have been organised into key work systems describing how work is accomplished and enables cross-functional engagement for operational effectiveness.
Our journey towards process maturity is enabled through a web-based resource called ‘The Jaguar Land Rover Way’ which captures the way we work, think and act.
Process excellence is the bedrock of our business and enables us to deliver leadership through our products and services with the core purpose of giving our customers experiences they will love, for life.

44 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
OUR FOUNDATIONS FOR SUSTAINABLE GROWTH
ENGAGING PASSIONATE PEOPLE
Our business equals people. Jaguar Land Rover is a family which prizes every relationship in it. As the UK’s largest automotive manufacturer, we have an obligation to advance the skills and capability of the industry, and in doing so, provide opportunities for passionate people to unleash their full potential. It is what drives us.
NEW SKILLS
The Jaguar Land Rover Learning Academy – the first in Britain – offers lifelong learning to all our people throughout their careers. This is one of the reasons why we have been voted the best employer in the United Kingdom. We believe in developing and nurturing the skills we need to drive sustainable growth. With the £100 million a year invested in the Jaguar Land Rover Learning Academy we provide a life-long learning platform to tackle market challenges and support changing business requirements. Employees can achieve any level of learning through the Academy and develop their careers, from apprentices and graduates to more experienced employees and ex-military personnel. As the UK’s largest investor in manufacturing research and development, we work with universities around the world to develop cutting-edge innovation.
OUR FOCUS
We know we need the next generation to help us. That is why our Inspiring Tomorrow’s Engineers programme has engaged 900,000 young people in the UK since 2013 – and we aim to engage 3 million young people globally by 2020. Jaguar Land Rover has recruited around 2,500 young people into our graduate and apprentice programmes in the last five years and we continue to invest in early careers and talent, welcoming nearly 600 new graduates to the business in 2015. Our future talent pool is bright.
CASE STUDY: NURTURING OUR NEXT GENERATION AND CELEBRATING OUR PEOPLE’S SUCCESS
1 1. Alex Tomlinson, Jaguar Land Rover apprentice since 2012 – Apprentice of the Year and Best of British Engineering at the Semta Skills Awards 2015.
2 2. Jaguar Land Rover Apprentice Manager Ian Eva – also a former apprentice – was made an MBE in the New Year’s Honours List in recognition of his services to vocational education.
3 3. Gaydon-based Jaguar Land Rover Audio Engineer, Orla Murphy, was crowned the Institution of Engineering and Technology Young Woman Engineer of the Year 2015 and will work with them to promote engineering careers and inspire girls and young people generally.
KEY 2015/2016 SUCCESSES
Opened a new Education Business Partnership Centre at our Engine Manufacturing Centre near Wolverhampton, one of six centres in the UK which showcase cutting-edge manufacturing to inspire children from primary school age to 18+
Building a new Education Partnership Business Centre at our new plant in Brazil, a first for our overseas operations
Launched the China Youth Dream Fund in partnership with the Soong Ching Ling Foundation, which has already helped 60,000 children in its first year
77 per cent of volunteers supported Jaguar Land Rover’s Inspiring Tomorrow’s Engineers programme – 4,894 employees donated 102,280 hours
FUTURE PLANS
We will create positive opportunities for millions of people
300,000 children in 375 schools in Bungoma, Kenya, will drink safe water over the next five years thanks to our LifeStraw water purifier project

Overview
Strategic report
Governance
Financial statements
IFC–19
20–59
60–71
72–IBC
45
CASE STUDIES: INNOVATION FOR GOOD
We believe in the power of engineering to improve lives. This is why we encourage our passionate workforce to share their expertise with our partners and communities. Jaguar Land Rover employees spend up to two days a year supporting projects focused on regeneration, education, young people, the environment, engineering and local charities. We are proud of our people who look to pioneer innovation that makes a real difference.
1
2
3
1. Jaguar Land Rover Advanced
Apprentices put their problem-solving skills to the test designing a bespoke solution to enable a disabled young horse rider to realise her passion.
2. Higher Level Apprentices provide engineering support to Greenbank Sports Academy on an ongoing basis, repairing and servicing wheelchairs and cycles used for the many disability sports activities.
3. The Land Rover Technology Challenge world finals in the UK: testing and inspiring engineers into schools.
KEY 2015/2016 SUCCESSES
Improved the lives of over 4 million people since 2013 – equating to 100 people for every company employee, through our global CSR programme
2,903 people benefited from award-winning HITZ programme, using rugby for social change. Through the Rugby World Cup, inspired other companies to get involved and support programme expansion into Brazil, Argentina and China
Celebrating 60th anniversary with the British Red Cross. Since 2007, provided significant funding, loaned 120 vehicles and reached over 900,000 vulnerable people
Working with ClimateCare to invest our resources in projects to build better futures for millions of people
Direct charitable contributions the International Federation of Red Cross, Royal Geographical Society, NSPCC, Born Free Foundation and BEN
FUTURE PLANS
Expand our recruitment programme for ex-service men and women into Jaguar Land Rover through the Learning Academy programme
Implement a relationship management tool from school age to senior executive to drive talent acquisition

46 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
OUR RISKS
IN THIS SECTION
Our approach to risk 48
Our principal risks 50
RANGE

Overview
Strategic report
Governance
Financial statements
IFC–19
20–59
60–71
72–IBC
47

48
JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
OUR APPROACH TO RISK
We operate in the premium automotive sector and face a number of risks as a competitor in this sector. We manage and monitor these risks and the factors which could impact our plans for long-term sustainable growth.
DEFINING RISK
Risk is an event which could materially affect (compromise or enhance) our ability to achieve our objectives or impact our reputation. The risks identified may also present growth opportunities. We recognise that risk is inherent in all business activities and must be balanced when assessing returns. Successful management of these risks is therefore key to accomplishing our strategic objectives and the long-term sustainable growth of our business. Enterprise risk management is used as a tool to identify, assess, control and continually monitor key risks that could affect our business objectives.
RISK MANAGEMENT
To achieve an informed understanding of our tolerance for risk when delivering our overall business plan, we must be mindful that the goal of risk management is not to eliminate risk, but to ensure that the risks that we do accept remain within a predetermined level of acceptability whilst pursuing value-enhancing opportunities.
We also recognise that a healthy and responsible risk management framework does not encourage over-speculation but it should not default to promote excess conservatism either.
The ultimate goal of risk management within Jaguar Land Rover is to build resilience against any internal or external shocks, both anticipated and unforeseen.
RESPONSIBILITY FOR RISK
The Executive Committee is ultimately responsible for managing risk within Jaguar Land Rover. However, the wider organisation is responsible for the proactive day-to-day management of them.
The Executive Committee Members regularly review our key risks to monitor the progress of mitigating actions, identify new risks, concur changes to existing risks profiles and undertake any additional actions to manage risk that may be required as the business environment changes.
Principal risks and exceptions are reported to the Audit Committee regularly to assist in the decision-making process and ensure adequate controls are in place to support the business.
OUR APPROACH TO RISK MANAGEMENT:
ENTERPRISE RISK MANAGEMENT (ERM) HELPS PRESERVE OUR VALUES AND MAINTAIN RESILIENCE
The ERM framework helps us to identify new and evolving risks and opportunities so that we can understand and manage risks that may materially impact our business objectives.
The ERM framework is also an effective communication tool used by senior management to monitor and gain consensus on how to manage the principal risks to the business, increasing the likelihood of successful mitigation and/or identifying opportunities.
THE ENVIRONMENT IN WHICH WE OPERATE IS DYNAMIC, AS ARE THE RISKS WE FACE
We plan for certain known changes to the industry and external environment whilst remaining sufficiently flexible for rapid and unknown changes that are inherently difficult to anticipate.
Managing the changing environment in which we operate and having the ability to cope with sudden unforeseen challenges ensures long-term sustainability of the business and healthy profitable growth.
RISK MANAGEMENT: IDENTIFICATION, ASSESSMENT, EVALUATION, RESPONSE AND REPORTING
By continuing to monitor and assess risks as well as embedding the management of such risks within our culture, we can identify new material risks and opportunities early on to take advantage of value-adding prospects and mitigating value-eroding threats.
We also continue to evaluate and report risks and opportunities to enable us to prioritise effectively and form effective responses.
IN THE PURSUIT OF VALUE CREATING OPPORTUNITIES FOR JAGUAR LAND ROVER

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 49

OUR ENTERPRISE RISK MANAGEMENT FRAMEWORK

Our framework consists of five key elements


ORGANISATION
PROCESS
TOOLS & TRAINING
REPORTING
CONTINUOUS IMPROVEMENT
RESILIENCE
Prevent
Recover
Process
Review
Prepare
Protect

ORGANISATION	A cross-functional network of risk champions coordinates the identification, monitoring and management of risks within their respective functional areas. A central Enterprise Risk Management team consolidates risk information and data from each champion as well as collating risk reporting to the Executive Committee and the Jaguar Land Rover Board.
PROCESS	We aim to embed risk management into the day-to-day activities of each business function to instil risk into the mindset and business decision-making process. The standardisation of risk management processes across functions supports a consistency in our approach to risk management, facilitating its use and enhancing its effectiveness.
TOOLS & TRAINING	We embed common risk management tools, techniques, language and approaches to engender cross-functional consistency of risk identification, assessment, monitoring and reporting. This ensures that risks are appropriately captured and calibrated consistently across the organisation.
REPORTING	Our risk reporting is structured to inform the appropriate stakeholders promptly to aid in the decision-making process related to risk management. Reporting also allows us to effectively categorise risks so that appropriate working groups discuss relevant risks to ensure that high quality input is received and appropriate mitigation strategies are proposed.
CONTINUOUS IMPROVEMENT	Our risk management process is expected to evolve over time and is designed to enable the assimilation of best practice from prior experience and external benchmarking, facilitating continuous improvement year-on-year. This process ensures that the risk management process becomes more efficient over time and changes as the business grows.

50 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

OUR PRINCIPAL RISKS

Risks are identified, assessed and measured against a defined set of criteria to consider the likelihood of occurrence and potential impact to the business facilitated by our Enterprise Risk Management framework. Plotting our principal risks on a risk map helps to visualise each risk profile as well as targeting to bring each risk back within a tolerable level.

OUR 10 PRINCIPAL RISKS

1. **Global economic and geopolitical environment**
2. **Environmental regulations and compliance**
3. **Competitive business efficiency**
4. **Brand positioning**
5. **Product liability and recalls**
6. **Exchange rate fluctuations**
7. **Global expansion**
8. **Distribution channels**
9. **Patent and IP protection**
10. **Unethical and prohibited business practices**

Key: Net risk profile (including mitigations)

Current risks ●●●●

Target net risk profile ○

PRINCIPAL RISKS HEAT MAP


IMPACT
Material
Moderate
Immaterial
LIKELIHOOD
Unlikely
Possible
Likely
1
2
3
4
5
6
7
8
9
10

ORANGE ZONE Risks that are highly likely to occur and could materially impact our ability to reach our business objectives.

BEIGE ZONE Risks that remain at tolerable levels but could impact the business unless monitored and managed.

BLUE ZONE Risks that are unlikely to materialise and are unlikely to materially impact our business.

CHANGES TO OUR PRINCIPAL RISKS DURING FISCAL 2016

Our principal risks change as our business evolves and the external environment changes. In Fiscal 2016 we have focused more on the potential impact of certain regional market developments, industry-specific events and placed more emphasis on the protection of our intellectual property.

TWO PRINCIPAL RISKS INTRODUCED

5. Product liability and recalls | 9. Patent and IP protection

Recent events and increased focus has raised the respective profiles of both risks. Mitigating actions are in place (as detailed on pages 52 and 53) to address the higher intensity of risk to the business as a result.

ONE RISK HAS CEASED TO BE A PRINCIPAL RISK

Supply chain

Plans and mitigating actions put in place since Fiscal 2015 have proved effective in reducing our exposure to these risks and are now back to more tolerable levels.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 51

Jaguar Land Rover classifies risks into four broad categories to facilitate efficient risk management and formulate effective mitigation strategies. Our risk register details our principal risks as well as other notable risks which are reported to and monitored by the Executive Committee.

PRINCIPAL RISKS BY RISK CATEGORY

	STRATEGIC Risks and opportunities embedded within our strategic intent.	OPERATIONAL Risks arising from procedures, people, systems and controls.	LEGAL Risks arising from non-compliance with laws and regulations.	FINANCIAL Risks driving uncertainty surrounding financial return.
PRINCIPAL RISKS	1. Global economic and geopolitical environment 4. Brand positioning 7. Global expansion	5. Product liability and recalls 8. Distribution channels	2. Environmental regulations and compliance 9. Patent and IP protection 10. Unethical and prohibited business practices	3. Competitive business efficiency 6. Exchange rate fluctuations
OTHER MONITORED RISKS	• Auto industry disruption • Fashion and trends • Industry competition	• Supply chain • Disruption to operations • Engine supply flexibility • Seasonality and business cycles • Quality standards	• IT system disruption and cybersecurity • Corporate governance • Ownership structure • Labour relations	• Pension obligations • Credit and liquidity • Input prices • Consumer finance and residual values • Insurance coverage

RISK HORIZON

We recognise the need to anticipate and prepare for future challenges and trends that may develop and that could materially affect our long-term business success. Our risk horizon enables us to proactively anticipate forthcoming issues to inform our strategy creation process.


FUTURE
STRATEGIC
OPERATIONAL
FINANCIAL
LEGAL
CURRENT
Technology
New disruptive entrants
Competitors' breadth of product offering
Resource scarcity
Skills gap & key personnel
Regional conflict
Trading bloc dynamics
Rising global interest rates
Open source technology
Trade barriers & sanctions

52 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

OUR PRINCIPAL RISKS

The principal risks faced by Jaguar Land Rover are outlined below. The risks discussed are not exhaustive and Jaguar Land Rover may be subject to other risks not specifically outlined in this Annual Report.

Risk driver	Potential consequences	Mitigating these risks
STRATEGIC RISKS		
1. GLOBAL ECONOMIC AND GEOPOLITICAL ENVIRONMENT		
Our expanding global presence increases our exposure to global economic and geopolitical risks and external factors such as the recent UK referendum to leave the EU, political instability, wars, terrorism, natural disasters, fuel shortages, epidemics and labour strikes which may impact our operations. Uncertainty from inconsistencies and ambiguity in economic and government policies as well as commercial employment practices may also impact our business.	We derive a significant proportion of our revenues from China, North America and continental Europe as well as domestic sales in the UK. Therefore we are exposed to potential fluctuations in the demand for our vehicles and disruption to our supply chain driven by global and geopolitical shocks which may have a direct impact on sales volumes and our financial results.	We aim to avoid an over-reliance on any one market by continuing to expand our international presence (i.e. manufacturing in Slovakia and Austria) and maintain a balanced sales portfolio of circa 20 per cent of retail volume from each key region. We recognise the risks inherent in increasing sales to new markets and we factor such risk into our business planning process. We continue to closely monitor geopolitical and wider global economic developments and we will be closely monitoring developments following the UK referendum to leave the EU.
4. BRAND POSITIONING		
Building on the strength of our two world renowned brands is imperative to current and future success. Brand positioning is becoming increasingly challenging as the wider automotive market and digital environment develops where new competitors are emerging and existing competitors are evolving.	Our inability to successfully position and maintain brand strength in the future could impact customer demand for our products. Failing to meet customer preferences, develop new products in line with market trends or suffering delayed products launches could drive existing and potential customers to choose competitor products.	Recent successful model launches have broadened our product offering to existing and new customers in existing and new segments. Furthermore, we also regularly monitor brand health to quickly identify risks and/or opportunities that may arise as well as supporting initiatives designed to manage residual values.
7. GLOBAL EXPANSION		
As our international sales and manufacturing footprint increases we become increasingly exposed to such external factors as geopolitical risks, natural disasters, epidemics, inconsistency and ambiguity of economic and governmental policies, the interpretation of local laws and regulations and taxation systems.	As a consequence of these external factors, our sales and production operations could be subject to various forms of disruption resulting in a reduction of sales/production volumes or losses which could materially impact our financial results and ultimately could impact on our ability to fund future investment.	We currently have a balanced sales profile with the five key sales regions, each accounting for circa 20 per cent of retail volumes. We continue to expand our international manufacturing base to complement our international sales profile and closely monitor geopolitical and wider global economic developments.
OPERATIONAL RISKS		
5. PRODUCT LIABILITY AND RECALLS		INCREASED RISK FOCUS IN FISCAL 2016
We are subject to risks associated with product liability and recalls affecting our products. This may cause existing and potential customers to question the quality of Jaguar Land Rover products, the negative reputational ramifications of which could be exacerbated through social and other media.	Operational anomalies that impact quality are likely to drive higher incidence of product recalls and an increase in related costs as well as warranty claims. In addition, our reputation could be adversely impacted and we could be the subject of class actions or other large-scale product liability and/or other lawsuits as a consequence.	We regularly monitor the service data of our vehicles, via our global dealer network, and take appropriate actions to manage recalls and minimise warranty claims. The Company also issues technical updates to the dealer network to provide awareness of known vehicle faults, in line with general industry practices.
8. DISTRIBUTION CHANNELS		
Our products are sold and serviced through a network of authorised dealers, service centres and distributors in markets around the world. We maintain strong relationships with our sales network to ensure that a consistent high quality of customer service is maintained. However, there is a risk that our customer service could deteriorate.	Our sales network is key to our success; therefore, any factors that impact those relationships or any underperformance from our sales network could impact sales volumes and our business results. If customer service and customer experience falls short of expectations, future sales and customer retention could be impacted.	We monitor the performance of our dealers and distributors and provide them with support to ensure a high quality of service is maintained in line with our and customers' expectations. We also maintain a customer-first approach in conjunction with our dealers and other distribution channels.

Overview IFC–19	Strategic report 20–59	Governance 60–71	Financial statements 72–IBC	53

Risk driver	Potential consequences	Mitigating these risks
LEGAL RISKS		
2. ENVIRONMENTAL REGULATIONS AND COMPLIANCE		
We are subject to numerous laws, regulations and policies covering environmental aspects related to our vehicles and production facilities, including greenhouse gas emissions and fuel economy, and this regulatory environment is constantly changing, exacerbating the risks we face. In addition, a number of our production facilities also require permits and/or licences to continue to operate.	We may incur additional investment spending to upgrade products and manufacturing facilities, as well as increased running costs, to comply with policies and regulations to avoid facing significant civil penalties. Price pressures may also increase as various jurisdictions adopt fuel consumption or CO_2 based vehicle taxation systems and our competitors may gain a competitive advantage by adopting new emissions and fuel efficient technologies before we do.	We have invested substantially in lightweight architecture, developed a family of efficient four-cylinder engines and we continue to develop electrification technologies with plans to deploy plug-in hybrid and battery electric vehicles in future. We also retain an EU derogation, permitting more lenient fleet average CO_2 targets under a certain sales threshold and we also hold ISO 14001 certification, the international standard for environmental management systems.
9. PATENT AND IP (INTELLECTUAL PROPERTY) PROTECTION		INCREASED RISK FOCUS IN FISCAL 2016
New product launches and substantial investment in R&D to support the development of new products has resulted in higher accumulation of intellectual property that may be desirable to other organisations and we may be vulnerable to a breach of intellectual property (i.e. patents, copyright, designs & trademarks).	If we are unable to protect our intellectual property, a material breach occurs or if we are restricted from using intellectual property obtained from others there could be an adverse effect on our operations. In addition, we could be held legally liable for infringing the intellectual property rights of others in the development, manufacture and sale of our products.	We own (by way of patents and trademarks) or otherwise the legal rights in respect of a number of patents, copyrights, industrial designs, trademarks and other intellectual property relating to the design and manufacture. Furthermore we have a dedicated team of in-house specialists that manage matters relating to intellectual property.
10. UNETHICAL AND PROHIBITED BUSINESS PRACTICES		
The accelerated growth of our business has resulted in the expansion of our operations overseas, increasing the complexity of the legal environments under which we operate. As we expand our international footprint we will become more exposed to the potential risks associated with different ethical standards and cultural norms.	Non-compliance with ethical and/or legal practices may materially impact our reputation and could result in restrictions being placed on our operations (i.e. licences withheld) as well as regulatory investigations that could cause business disruption and potentially lead to the imposition of fines.	To mitigate unethical and illegal behaviour we have a number of policies relating to anti-bribery/corruption and whistleblowing as well as sanctions and export controls. Our code of conduct and comprehensive training programmes support these policies and employees are required to certify their compliance on an annual basis.
FINANCIAL RISKS		
3. COMPETITIVE BUSINESS EFFICIENCY		
Jaguar Land Rover has initiated programmes to optimise operating efficiency in response to the dynamic external environment including existing and emerging competitive challenges. However, there is a risk that these programmes do not deliver projected efficiencies and anticipated benefits may not accrue as expected.	If we are unable to deliver the desired benefits from the planned efficiency programmes, our business results may be adversely impacted. Furthermore, Jaguar Land Rover's ability to compete successfully over the longer term and sustain profitable growth may be affected.	Jaguar Land Rover has launched certain initiatives to reduce product and business complexity. We have robust project management processes in place to continually track progress against set targets and to address any issues that may arise immediately, complemented by external consultation as required.
6. EXCHANGE RATE FLUCTUATIONS		
Approximately 80 per cent of our revenue is derived from sales outside of the United Kingdom and we source a significant proportion of our components from suppliers in the Eurozone, however our reporting currency is Pounds Sterling. This drives significant exposure to fluctuations in foreign currency, notably sales denominated in US Dollars and Chinese Renminbi as well as costs denominated in Euro.	Generally, a relatively stronger Pound Sterling could adversely impact earnings as the value of overseas sales is eroded. Longer-term strategic, translation and economic currency risk exists where there is a structural misalignment in the denomination of costs and revenues which exposes the Company to longer-term foreign exchange trends beyond our currency hedging programme.	We manage transaction risk through the use of foreign currency derivatives to hedge forecast exposures in line with the currency hedging policy approved by the Board. Where possible, we aim to align our sourcing base with our international sales profile. The proportion of our debt denominated in US Dollars also provides a natural hedge, through revaluation, against our US Dollar denominated sales.

54 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
FINANCIAL REVIEW
IN THIS SECTION
Chief Financial Officer’s statement 56
Financial performance 57

Overview IFC–19 Strategic report 20–59 Governance 60–71 Financial statements 72–IBC 55

56 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 CHIEF FINANCIAL OFFICER’S STATEMENT £791m STRONG POSITIVE FREE CASH FLOW SUPPORTING ONGOING INVESTMENT Fiscal 2016 has been another strong year for Jaguar Land Rover with record sales volumes and revenue as well as solid profitability and strong positive cash flow.” Kenneth Gregor, Chief Financial Officer Record retail volumes of 521,571 units and revenue of £22.2 billion in Fiscal 2016 marks the sixth successive year of growth for Jaguar Land Rover. The retail volumes represent a 13 per cent year-on-year increase with strong growth in the UK, North America and Europe, driven by the success of new products such as the Discovery Sport and the Jaguar XE. EBITDA was a solid £3.3 billion (14.9 per cent margin) before one-time reserves and charges of ££166 million for the US recall of potentially faulty passenger airbags supplied by Takata, doubtful debts and previously capitalised investment. This EBITDA and margin reflects the higher revenue as well as the generally favourable foreign exchange and commodity price environment, offset by less favourable market and product mix. Profit before tax of £1.6 billion was driven by the solid EBITDA, profits from our China Joint Venture, lower finance expense as well as lower revaluation of US Dollar debt and unrealised FX and commodity hedges. Offsetting these were higher depreciation and amortisation, a net exceptional charge of £157 million for vehicles destroyed or damaged in the Tianjin port explosion and £166 million for other one-time reserves and charges. Free cash flow was £791 million after total investment spending of £3.1 billion, before financing. We also paid a dividend of £150 million, out of free cash flow, to our parent Tata Motors in June 2015. Cash and financial deposits at 31 March 2016 were £4.65 billion and total liquidity was £6.5 billion, including an undrawn revolving credit facility of £1.87 billion. In Q3 Fiscal 2016 we announced our intent to build a manufacturing facility in Slovakia with an initial investment of £1 billion to add 150,000 units of annual capacity from late 2018. A potential further £500 million investment in the Slovakia plant could expand capacity to 300,000 units per annum. In addition, we announced incremental investment of £450 million to double capacity at our Engine Manufacturing Centre in the UK. Looking to Fiscal 2017, we plan to continue to deliver on our growth plans supported by the launch of recent and new products including the US launch of the Jaguar XE, the long wheel base Jaguar XF-L into the China joint venture, the Evoque Convertible and the Jaguar F-PACE, as well as other products yet to be announced. Investment spending in Fiscal 2017 is expected to be in the region of £3.75 billion as we continue to invest in new products and technology as well as capacity expansion to deliver profitable growth. We expect to continue to fund investment spending from operating cash, supported by proven access to capital markets as required. Kenneth Gregor Chief Financial Officer Jaguar Land Rover Automotive plc 18 July 2016

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 57

FINANCIAL PERFORMANCE
CONSOLIDATED INCOME STATEMENT

FY16 REVENUE
£22,208m
FY15: £21,866 MILLION

Revenue in Fiscal 2016 was £22.2 billion, up from the £21.9 billion in Fiscal 2015 primarily reflecting strong retail sales of 521,571 units (including sales from the China joint venture), up 13 per cent year-on-year, partially offset by less favourable market and product mix. The higher retail sales were driven by strong sales of the new Jaguar XE and Discovery Sport as well as higher sales in the UK, North America and Europe. The lower retail sales in China predominantly reflect the softer economic conditions there at the beginning of the year, the timing of new product launches and the transition of Evoque and Discovery Sport production to the China joint venture. We maintained a balanced portfolio of sales across our five geographical regions during the fiscal year and continue to grow our global sales presence.

FY16 EBITDA (MARGIN)
£3,313m (14.9%)
FY15: £4,132 MILLION (18.9%)

EBITDA was a solid £3,313 million (14.9 per cent margin) in Fiscal 2016, before one-time reserves and charges, compared to the record high EBITDA of £4,132 million (18.9 per cent margin) in the previous fiscal year. Lower profitability primarily reflects less favourable model and market mix as well as unfavourable revaluation of Euro payables, partially offset by higher sales volumes.

Reported EBITDA was £3,147 million (14.2 per cent margin) after £166 million of one-time reserves and charges for the US recall of potentially faulty passenger airbags supplied by Takata, doubtful debts and previously capitalised investment.

FY16 PROFIT BEFORE TAX
£1,557m
FY15: £2,614 MILLION

Profit before tax after was £1,557 million in Fiscal 2016, after the £166 million of one-time reserves and charges and a net £157 million exceptional charge related to vehicles destroyed or damaged in the Tianjin port explosion in August 2015. The profit before tax was down from a record £2,614 million in Fiscal 2015, reflecting the lower EBITDA described above.

Higher depreciation and amortisation (£367 million) was more than offset by more favourable revaluation of US Dollar debt and mark-to-market of unrealised derivatives (£347 million), joint venture profits (up £70 million, primarily our share of profits from the China joint venture) and lower net interest expense (£35 million).

FY16 PROFIT AFTER TAX
£1,312m
FY15: £2,038 MILLION

Profit after tax was £1,312 million in Fiscal 2016 compared to the £2,038 million in the previous fiscal year.

The effective tax rate of 16 per cent in Fiscal 2016 was lower than the 22 per cent in Fiscal 2015 primarily reflecting a £74 million deferred tax credit resulting from tax deductions available under the UK's Patent Box tax legislation; and a favourable one-time deferred tax credit of £63 million for enacted future reductions in the rate of UK Corporation Tax (from 20 per cent to 19 per cent for FY18–FY20 and 18 per cent thereafter).

58 | JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015-16

FINANCIAL PERFORMANCE
CONSOLIDATED CASH FLOW

CONSOLIDATED CASH FLOW
(£ millions)


4,500
3,000
1,500
0
3,313
+318
+413
(166)
(3,135)
+48
791
(111)
(142)
(150)
388
EBITDA
Expensed investment
Working capital and non-cash accruals[1]
Tax Paid
Total product and other investment
Other[2]
Free cash flow (before financing)
Changes in debt
Finance expenses and fees
Dividends paid
Net change in cash & financial deposits

1 'Working capital and non-cash accruals' includes an adjustment for one-time reserves and charges of £166 million for the US recall of potentially faulty passenger airbags supplied by Takata, doubtful debts and previously capitalised investment.

2 'Other' includes £40 million of finance income received.

OVERVIEW

Free cash flow before financing was £791 million in Fiscal 2016 as solid EBITDA and positive working capital were more than sufficient to fund total investment spending of £3,135 million. The net increase in total cash and deposits at the fiscal year end was £388 million after £142 million of finance expenses and fees, £150 million dividend to our parent Tata Motors Limited and a £111 million reduction in debt.

KEY DRIVERS

TOTAL PRODUCT AND OTHER INVESTMENT
£3,135m
FY15: £3,147 MILLION

Investment expenditure to expand our product portfolio, manufacturing capacity and technology was £3,135 million in Fiscal 2016 (14.1 per cent of revenue), compared to the £3,147 million in the prior fiscal year. In Fiscal 2016, £318 million of investment spending was expensed in EBITDA and the remaining £2,817 million was capitalised. Research and development accounted for £1,560 million (49.8 per cent) of investment spending whilst tangible and other investment spending accounted for the remaining £1,575 million (50.2 per cent).

WORKING CAPITAL AND NON-CASH ACCRUALS
£413m
FY15: £116 MILLION OUTFLOW

Positive inflows related to working capital and other non cash accruals were £413 million during the year primarily reflecting a favourable movement of £443 million in accounts payable. An increase of £477 million in inventory was more than offset by favourable movements in other liabilities, including pensions, warranty and other reserves.

FREE CASH FLOW BEFORE FINANCING
£791m
FY15: £842 MILLION

Free cash flow was £791 million in Fiscal 2016 driven by the solid £3,313 million EBITDA (including £318 million of expensed R&D) and positive working capital less taxes paid of £166 million, which funded total investment spending of £3,135 million as depicted above. In Fiscal 2016 other income of £48 million, primarily interest earned on cash and financial deposits, was also received within the year.

CHANGE IN CASH AND FINANCIAL DEPOSITS
£388m
FY15: £804 MILLION

The net change in cash and financial deposits in Fiscal 2016 was £388 million. The increase reflects free cash flow of £791 million less a £150 million dividend paid to Tata Motors limited in June 2015, a £111 million reduction in debt (including the redemption of the remaining 8.25 per cent March 2020 Sterling bonds and lower utilisation of a short-term debt facility), and finance expenses and fees of £142 million.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 59

FINANCIAL PERFORMANCE
CAPITAL STRUCTURE

JAGUAR LAND ROVER DEBT MATURITY AND LIQUIDITY AT 31 MARCH 2016[2]
(£ millions)



19%
21%
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,748
1,485
4,263
6,521
1,870
4,651
1,870
488
349
349
58
400
748
Liquidity FY15
Liquidity FY16
CY15
CY16
CY17
CY18
CY19
CY20
CY21[3]
CY22
CY23
Cash and financial deposits
Bonds[1]
Undrawn RCF
Cash/revenue (%)

LIQUIDITY

Total cash at 31 March 2016 was £4,651 million (21 per cent of revenue), comprising cash and cash equivalents of £3,399 million and £1,252 million of financial deposits. This compares to total cash of £4,263 million at the end of Fiscal 2015. The majority of cash at 31 March 2016 was held in the UK with £528 million held in subsidiaries overseas.

Our revolving credit facility ('RCF') was successfully refinanced with a syndicate of 30 banks in July 2015, with a maturity of five years and committed credit of £1,870 million. At 31 March 2016 this remained fully undrawn.

With total cash of £4,651 million and the undrawn RCF of £1,870 million we had total liquidity of £6,521 million at 31 March 2016, up £773 million compared to the £5,748 million of liquidity at the end of the previous fiscal year.

In addition, we renewed our invoice discounting arrangements in April 2015, including a $350 million committed facility (£116 million equivalent was drawn at 31 March 2016) and a $200 million uncommitted facility which was undrawn at the end of Fiscal 2016.

BORROWING, INDEBTEDNESS AND NET CASH

At 31 March 2016 we had £2,500 million of debt outstanding, comprising £2,392 million of long-term unsecured bonds (less £19 million of deferred fees capitalised on the balance sheet related to the outstanding bonds), £116 million equivalent of short-term discounted receivables and £11 million of finance leases. Of the £2,392 million face value of bonds, circa £1,592 million is denominated in US Dollars and £800 million is denominated in Pounds Sterling. Almost half (48 per cent) of our debt matures after five years, 28 per cent in three to five years and the remaining 24 per cent within three years.

On 15 March 2016 we redeemed the remaining £58 million of 8.25 per cent Sterling bonds maturing 2020 by exercising a call option, the majority of which was successfully tendered and redeemed in March 2015.

After total cash of £4,651 million and total indebtedness of £2,500 million we had net cash at 31 March 2016 of £2,151 million compared to £1,713 million at the end of Fiscal 2015.

1 The face value of outstanding bonds are reflected and excludes £19 million of deferred fees capitalised on the balance sheet.

2 FY ('Fiscal Year') refers to a 12 month period ending on 31 March. CY ('Calendar Year') refers to a 12 month period ending on 31 December.

3 The outstanding 8.125 per cent Senior Notes (circa £58 million equivalent) maturing May 2021 were fully repurchased under the optional redemption terms of the bond on 16 May 2016.

NET CASH AT 31 MARCH 2016
(£ millions)



4,263
1,713
(2,550)
FY15
4,651
2,151
(2,500)
FY16
Cash
Debt
Net Debt

MATURITY OF DEBT AT 31 MARCH 2016
(£ millions)



1yr 5%
1-3yr 19%
3-5yr 28%
5yr+ 48%
£2,500m

60 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 GOVERNANCE IN THIS SECTION Introduction to Governance 62 Leadership 63 Effectiveness 67 Accountability 68 Relations with stakeholders 69 Directors’ report 70

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 61

62 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 INTRODUCTION TO GOVERNANCE At Jaguar Land Rover, strong effective governance is at the heart of everything we do. It is an integral part of the way we manage and control our business, from strategic Board decisions to the finest detail on our cars.” Cyrus Mistry, Chairman LEADERSHIP Our Board rigorously challenge strategy, performance, responsibility and accountability to ensure that every decision we make is of the highest quality. In this section you will find information about the Board and Executive Committee Members, the structure and role of our Committees and the areas of focus for the Board. EFFECTIVENESS We continuously evaluate the balance of skills, experience, knowledge and independence of the directors. This includes ensuring that we have the right structure for our globally evolving business. In this section you will find information about the induction and development of our directors, as well as what we believe to be the key considerations on measuring the effectiveness of our Board and Committees. ACCOUNTABILITY All of our decisions are considered within the context of the risks involved. Effective Risk Management is central to achieving our strategic objectives, which is embedded in individual responsibility through to oversight from the Committees and Board. In this section you will find information about the responsibility and focus of the Audit, Remuneration, Executive and Disclosure Committees. RELATIONS WITH STAKEHOLDERS Maintaining strong relationships with our shareholders and investors is crucial to achieving our aims. We hold events throughout the year to maintain an open dialogue with these important stakeholders. In this section you will find information about how we engage with our shareholders and investors.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 63 LEADERSHIP OUR BOARD CYRUS MISTRY NON-EXECUTIVE DIRECTOR AND CHAIRMAN APPOINTED: October 2013 JAGUAR LAND ROVER ROLES/COMMITTEES: • Group Chairman • Non-Executive Director • Remuneration Committee member EXPERIENCE: Mr. Mistry is the Chairman of Tata Sons. He has been a director of Tata Sons since 2006. Mr. Mistry is also Chairman of other major Tata companies, including Tata Industries, Tata Motors, Tata Consultancy Services, Tata Power, Tata Teleservices, Indian Hotels, Tata Global Beverages and Tata Chemicals. DR. RALF D. SPETH CHIEF EXECUTIVE OFFICER APPOINTED: February 2010 JAGUAR LAND ROVER ROLES/COMMITTEES: • Chief Executive Officer EXPERIENCE: See next page. NASSER MUKHTAR MUNJEE NON-EXECUTIVE INDEPENDENT DIRECTOR APPOINTED: February 2012 JAGUAR LAND ROVER ROLES/COMMITTEES: • Non-Executive Director • Audit Committee member EXPERIENCE: Mr. Munjee was appointed to the Board of Directors of Tata Motors Limited with effect from 27 June 2008 and was appointed to the Board of Directors of Jaguar Land Rover on 2 February 2012. He is also Chairman of the Aga Khan Rural Support Programme, Muniwar-Abad Charitable Trust and other Aga Khan institutions. He was the President of the Bombay Chamber of Commerce and Industry and has also served on numerous Government Task Forces on Housing and Urban Development. CHANDRASEKARAN RAMAKRISHNAN NON-EXECUTIVE DIRECTOR APPOINTED: June 2013 JAGUAR LAND ROVER ROLES/COMMITTEES: • Non-Executive Director EXPERIENCE: Mr. Ramakrishnan has been the Chief Financial Officer of Tata Motors Limited since 18 September 2007 and serves as its President. He is responsible for Finance, Accounts, Taxation, Business Planning, Investor Relations, Treasury and IT. He has also served as a Vice President of the Chairman’s Office and he is also on the Board of many Tata Motors Group Companies in India and overseas. ANDREW M. ROBB NON-EXECUTIVE INDEPENDENT DIRECTOR APPOINTED: April 2009 JAGUAR LAND ROVER ROLES/COMMITTEES: • Non-Executive Director • Chairman of the Audit Committee • Chairman of the Remuneration Committee EXPERIENCE: Mr. Robb was appointed to the Board of Directors of Jaguar Land Rover in 2009. Prior to joining, Mr. Robb was a director of Pilkington Group plc until 2003, having held the position of Finance Director from 1989 to 2001. He was previously Finance Director of the Peninsular and Oriental Steam Navigation Company from 1983.

64 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 LEADERSHIP EXECUTIVE COMMITTEE MEMBERS (ECM) DR. RALF SPETH CHIEF EXECUTIVE OFFICER KEY EXPERIENCE: Dr. Ralf Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover on 18 February 2010. Prior to this appointment, Dr. Speth was Head of Global Operations at the international industrial gases and engineering company, The Linde Group. Dr. Speth started his business career at BMW, leaving after 20 years to join Ford Motor Company’s Premier Automotive Group (PAG). Dr. Speth earned a Doctorate of Engineering and is an Industrial Professor at the University of Warwick. He has also been awarded a Fellowship of the Royal Academy of Engineering. Born in Roth, Germany, he is married with two daughters. KEITH BENJAMIN GLOBAL LEGAL DIRECTOR KEY EXPERIENCE: 30 years’ international experience as a lawyer within the automotive industry covering business and legal matters. RESPONSIBILITIES: Keith is an English Solicitor and Member of the New York State Bar Association responsible for all Global Legal matters: Secretarial, Compliance and Ethics, Internal Audit, Security and Investigations. IAN CALLUM DIRECTOR OF DESIGN, JAGUAR KEY EXPERIENCE: Designing award-winning vehicles for 40 years, Ian is acknowledged as one of the world’s foremost design talents. RESPONSIBILITIES: Repositioning Jaguar as a modern and relevant brand whilst respecting heritage and values through his visionary leadership in design. JOHN EDWARDS MANAGING DIRECTOR, SPECIAL OPERATIONS KEY EXPERIENCE: 25 years in a variety of commercial director roles responsible for driving profitable growth. RESPONSIBILITIES: John has global responsibility for Special Operations including; bespoke performance and luxury products, vehicle personalisation, Classic cars and branded goods. DR. WOLFGANG EPPLE DIRECTOR, RESEARCH AND TECHNOLOGY KEY EXPERIENCE: 33 years’ experience in automotive Research and Development, purchasing, production and quality assurance. RESPONSIBILITIES: Leading Jaguar Land Rover’s innovation and advanced research initiatives including the early development of The National Automotive Innovation Centre in Warwick. ANDY GOSS GROUP SALES OPERATIONS DIRECTOR KEY EXPERIENCE: A senior automotive industry executive with leadership credentials across the distribution chain at both international and national level. RESPONSIBILITIES: Responsible for Jaguar Land Rover’s global markets, including sales, network development, customer service, as well as the China joint venture operation at Board level. KENNETH GREGOR CHIEF FINANCIAL OFFICER KEY EXPERIENCE: With almost 25 years’ experience, Ken has held senior positions at Jaguar Land Rover and HSBC Investment Banking. RESPONSIBILITIES: Leads the financial management of the business to deliver shareholder value and the Company’s growth ambitions. Responsibilities include corporate finance, treasury, financial reporting, accounting, tax, internal control and business support. ADRIAN HALLMARK GROUP STRATEGY DIRECTOR KEY EXPERIENCE: A strategic leader with proven ability to deliver sustainable growth. RESPONSIBILITIES: Adrian is responsible for corporate, product, industrial and business strategy, in Europe, US and Asia, with specific emphasis on brand and financial management. IAN HARNETT EXECUTIVE DIRECTOR, HUMAN RESOURCES AND GLOBAL PURCHASING KEY EXPERIENCE: 33 years’ experience of Jaguar Land Rover and the industry in a number of roles across the Company. RESPONSIBILITIES: Ian is Executive Director of Human Resources and Global Purchasing, and is also responsible for all Jaguar Land Rover Property matters globally.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 65 PHIL HODGKINSON GLOBAL PRODUCT AND ARCHITECTURE STRATEGY DIRECTOR KEY EXPERIENCE: 40 years’ automotive experience in a variety of roles including Product Development Director and, most recently, Global Business Expansion Director. RESPONSIBILITIES: Responsible for the development of future Product and Architecture strategies that underpin Jaguar Land Rover’s ambitious growth plans. BOB JOYCE DIRECTOR PRODUCT CREATION AND DELIVERY KEY EXPERIENCE: Proven leader of Technology, and Product Delivery Programmes with over 30 years’ experience in the automotive industry. RESPONSIBILITIES: Responsible for the end-to-end delivery of all-new product programmes including strengthening processes and ensuring cross-functional alignment across the Company. HANNO KIRNER EXECUTIVE DIRECTOR, CORPORATE AND STRATEGY KEY EXPERIENCE: Hanno has been in financial and strategic management roles for the last 15 years. RESPONSIBILITIES: Hanno’s focus is on the development of corporate strategies involving the global leadership of Corporate and Product Strategy, Global Financial Services, IT, Royal & Diplomatic Affairs and Special Operations division. GERD E. MÄUSER CHIEF MARKETING OFFICER KEY EXPERIENCE: 30 years’ experience developing and executing some of the biggest marketing strategies and campaigns for several global brands. RESPONSIBILITIES: Responsible for global marketing activity including brand positioning, current and future product planning, marketing communications including CRM and brand experience strategies. GERRY MCGOVERN LAND ROVER CHIEF DESIGN OFFICER KEY EXPERIENCE: Proven track record for creating highly desirable vehicles has positioned Gerry as one of the world’s most accomplished design leaders. RESPONSIBILITIES: Instrumental in the success of the Land Rover brand, Gerry is leading his team in the creation of a new generation of Land Rovers. GRANT MCPHERSON DIRECTOR OF QUALITY AND AUTOMOTIVE SAFETY KEY EXPERIENCE: A wealth of manufacturing experience from within the UK manufacturing industry. RESPONSIBILITIES: Responsible for leading significant improvement in quality in all aspects of our vehicles. Grant builds, leads, inspires and empowers his team to deliver the best solutions. FIONA PARGETER GLOBAL PR COMMUNICATIONS DIRECTOR KEY EXPERIENCE: An expert in unlocking the secret of customer-led growth through leading innovative PR and communication strategies over the last 20 years. RESPONSIBILITIES: Lead product PR corporate PR, internal communications, CSR and government affairs promoting Jaguar Land Rover as a responsible, innovative and sustainable global company. NICK ROGERS DIRECTOR, GROUP ENGINEERING KEY EXPERIENCE: Nick has worked for Jaguar Land Rover for more than 30 years and has broad experience across engineering, manufacturing and product delivery. RESPONSIBILITIES: Responsible for all aspects of the business’s global engineering operations and ensuring the development and delivery of new product technology across Jaguar and Land Rover. WOLFGANG STADLER EXECUTIVE DIRECTOR, MANUFACTURING KEY EXPERIENCE: 30 years’ experience in the automotive sector building a profitable, global production based on a continuous improvement philosophy. RESPONSIBILITIES: Responsible for delivering the manufacturing operations side of the business ensuring optimum efficiency to deliver world-class safety, quality, cost and environmental standards. JEREMY VINCENT CHIEF INFORMATION OFFICER KEY EXPERIENCE: More than 25 years of delivering large scale, business transformation and mission critical technologies across a range of sectors. RESPONSIBILITIES: Responsible for Jaguar Land Rover’s Information Technology ensuring best-practice IT Management across the global business.

66 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 LEADERSHIP THE ROLE OF THE BOARD AND ITS COMMITTEES BOARD COMMITTEES BOARD The Board provides leadership and guidance to our management, particularly with respect to corporate governance, business strategies and growth plans. It also considers the identification of risks and their mitigation strategies, entry into new businesses, product launches and demand fulfilment and capital expenditure requirements, as well as the review of our business plans and targets. More information on pages 63–67 REMUNERATION COMMITTEE The Remuneration Committee reviews and recommends to the Board the executive remuneration policy and determines the remuneration packages of the Executive Committee. More information on page 69 AUDIT COMMITTEE The Audit Committee independently reviews the adequacy and effectiveness of risk management across the Group, together with the integrity of the financial statements, including a review of the significant financial reporting judgements contained within them. More information on page 68 EXECUTIVE COMMITTEE The Executive Committee is responsible for the executive management of the business and the strategic direction of the Group. It is also responsible for risk management across the Group, the communication of policy requirements and the review and approval of the risk management policy and framework. The Executive Committee identifies strategic risks, debates strategies and commits the allocation of key resources to manage key and emerging risk factors. Within this role, the Executive Committee defines, sponsors, supports, debates and challenges risk management activity across our Group. More information on pages 64–69 DISCLOSURE COMMITTEE Supports the Board and Audit Committee in reviewing and approving the final form of quarterly and annual announcements or statements relating to the performance of the Group. More information on page 69 OTHER EXAMPLES OF MANAGEMENT COMMITTEES – Product Committee – Health & Safety Committee – Security Committee – Unusual Events Committee – Financial Risk and Assurance Committee HOW WE DIVIDE UP OUR RESPONSIBILITIES: CHAIRMAN OF THE BOARD CHIEF EXECUTIVE OFFICER NON- EXECUTIVE DIRECTORS CHIEF FINANCIAL OFFICER EXECUTIVE COMMITTEE MEMBERS Responsible for leading the Board, its effectiveness and governance. Setting the agenda to take full account of the issues and concerns of the directors and ensuring the links between the shareholders, Board and management are effective. Responsible for the day-to-day leadership, management and control of the Group, for recommending the Group strategy to the Board and ensuring that the strategy and decisions of the Board are implemented. Constructively challenge the Chief Executive Officer and the ECM and monitor the delivery of the Group strategy within the risk and control environment set by the Board. Supports the Chief Executive Officer in devising and implementing strategy in relation to the financial and operational performance of the Group. Support the Chief Executive Officer in relation to devising and implementing strategy in relation to their specified functional area.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 67

LEADERSHIP
BOARD FOCUS AND ACTION

THE KEY MATTERS CONSIDERED BY THE BOARD DURING FISCAL 2016 WERE:

STRATEGY AND FUNDING
- Analysed the automotive industry trends, retail outlook and potential impact on Jaguar Land Rover
- Reviewed the Group's performance against its competitors
- Approved projects and developments such as the new manufacturing facility in Slovakia, new vehicle programmes and the creation of the new Jaguar Formula E racing team
- Considered and approved the Group's debt funding arrangements and a new revolving credit facility

FINANCIAL PERFORMANCE
- Considered the financial performance of the business and approved the budget, key performance targets and five-year business plan
- Reviewed the quarterly and annual results, associated presentations to investors and approved the Annual Report


FINANCIAL PERFORMANCE
STRATEGY AND FUNDING
LEADERSHIP AND PEOPLE
THE BOARD
GOVERNANCE, STAKEHOLDERS AND SHAREHOLDERS
INTERNAL RISK CONTROL AND MANAGEMENT

GOVERNANCE, STAKEHOLDERS AND SHAREHOLDERS
- Considered sustainability, including the Group's impact on the community and the environment
- Reviewed and implemented regular health and safety updates
- Reviewed developments in corporate governance and received key legal and regulatory updates
- Regularly reviewed and acted upon feedback from key stakeholders
- Reviewed the Group's purpose, goal, vision and values

LEADERSHIP AND PEOPLE
- Discussed the composition of the Board and its Committees, including succession planning
- Reviewed the development of people and talent in the Group, including succession planning for senior roles
- Discussed the results of the employee engagement survey and devised strategic actions arising from it

INTERNAL RISK CONTROL AND MANAGEMENT
- Reviewed the Group's principal risks and the effectiveness of the systems of internal control and risk management
- Debated significant and emerging risks, including political uncertainty with the UK's position in Europe

BOARD PRIORITIES FOR FISCAL 2017

The Board will continue to consider the core areas as above, but in particular the next year will focus on:

- A successful start to manufacturing in our Brazil plant and through our agreement with Magna Steyr;
- A continued focus on the efficiency and quality of the Slovakia plant build;
- Reviewing the control environment considering the nature and type of our growth, particularly into international markets; and
- Continued development of our product pipeline.

EFFECTIVENESS

INDUCTION, DEVELOPMENT AND SUPPORT
We make sure that all new directors receive a full, formal and tailored induction upon joining the Board. We also plan our Board calendar to ensure that directors are able to visit the increasing number of Jaguar Land Rover geographic locations and are briefed on a wide range of topics throughout the year.

These topics range from those with particular relevance for our business, such as global automotive demand, to more general matters such as developments in corporate governance. We recognise that our directors have a diverse range of experience, and so we encourage them to attend external seminars and briefings that will assist them individually.

EVALUATION
Our Board continuously assess their effectiveness in the following areas:
- The flow and quality of information to the Board;
- The decision-making process and culture; and
- The outcome of the decisions made by the Board.

The Board and Audit Committee also provide direct feedback to the management Committees, such as the Executive Committee, during the year.

68 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 ACCOUNTABILITY OUR COMMITTEES AUDIT COMMITTEE MEMBERS OF THE AUDIT COMMITTEE: Composed of two independent Non-Executive Directors as detailed in the table below: Name Andrew Robb Chairman Nasser Munjee This year the Audit Committee have focused on ensuring the internal control environment evolves and underpins the continued growth of the business.” Andrew M. Robb, Chairman of the Audit Committee AUDIT COMMITTEE ROLE OF THE • Monitors the integrity of the financial statements, including the review of significant financial reporting issues and judgements alongside the findings of our external auditor • Advises the Board on the effectiveness of the fair, balanced and understandable review of the Annual Report • Oversees the relationship with the external auditor, external audit process, nature and scope of the external audit, including their appointment, effectiveness, independence and fees • Monitors and reviews the effectiveness of corporate audit, ensuring co-ordination with the activities of our external auditor • Reviews the effectiveness of the Group’s systems for internal financial control, financial reporting and risk management AUDIT COMMITTEE DURINGMAIN ACTIVITIES OF THE THE YEAR FINANCIAL REPORTING During the course of the year, the Audit Committee met with the external auditor and management as part of the Fiscal 2016 annual and quarterly reporting approval process. We reviewed the draft financial statements and considered a number of supporting papers, including information presented by management on significant accounting judgements to ensure all issues raised have been properly dealt with, key points of disclosure and presentation to ensure adequacy, clarity and completeness, documentation prepared to support the going concern statement given on page 70 and external audit reports were reviewed. Key matters considered include the recognition and disclosure of the Tianjin incident and the measurement and disclosure of legal claims for and against the Group. INTERNAL CONTROLS We reviewed the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the Group (which extends to all trade investments and joint venture companies), with particular regard given to compliance with the provisions of section 404 of the Sarbanes-Oxley Act and other relevant regulations. The review also considered any potential material weaknesses or significant deficiencies in the design or operation of the Group’s internal control over financial reporting which are reasonably likely to adversely affect the Group’s ability to record, process and report financial data and to receive reports from the external and internal auditors with respect to these matters. EXTERNAL AUDIT We reviewed the significant audit issues with the external auditor and how they have been addressed in the financial statements. We also evaluated the external auditor by reviewing the firm’s independence, its internal quality control procedures, any material issues raised by the most recent quality control or peer review of the audit firms. This included the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits carried out by our external auditor within the last five years. CORPORATE AUDIT During the year we regularly reviewed the adequacy of the corporate audit function, including the Corporate Audit charter, the structure of the Corporate Audit department, approval of the audit plan and its execution, staffing and seniority of the official heading the department, reporting structure, budget, coverage and the frequency of corporate audits. We have also met with Corporate Audit and the external auditor on a one to one basis twice during the year. This forms an important part of our consideration and control ensuring that they have an open and direct forum with the Audit Committee.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 69 REMUNERATION COMMITTEE MEMBERS OF THE REMUNERATION COMMITTEE: Composed of two independent Non-Executive Directors as detailed in the table below: Name Andrew Robb Chairman Cyrus Mistry EXECUTIVE COMMITTEE MEMBERS OF THE EXECUTIVE COMMITTEE: Composed of Chief Executive Officer and Executive Committee Members DISCLOSURE COMMITTEE MEMBERS OF THE DISCLOSURE COMMITTEE: Composed of Chief Financial Officer and his direct reports DURING THE YEAR MATTERS CONSIDERED • Considered and approved the salary proposals for the ECM for the financial year ended 31 March 2016; • Monitored the level and structure of remuneration, benefits and pensions for the most senior executives below Board level; • Considered and approved all bonus plans at senior management level and above for the year ended 31 March 2016; • Assessed the satisfaction of the performance conditions for the Group’s Long-Term Incentive Plan (‘LTIP’); and • Reviewed options for a new LTIP to be introduced in 2016, with performance metrics aligned to sustainable profitable growth. DURING THE YEAR MATTERS CONSIDERED • Reviewed and approved the latest five-year Business Plan for the Group; • Considered Group performance against budget and forecast; • Reviewed potential investments; • Assessed the risks to the achievement of the Group strategy; • Considered and debated the principal risks and uncertainties which could impact the Group; and • Considered Health and Safety matters and performance throughout the Group. DURING THE YEAR MATTERS CONSIDERED • Reviewed and updated the Terms of Reference of the Committee; • Reviewed the audit and control findings from the external auditor; • Reviewed areas of key management judgement and significant transactions in both the quarterly and annual financial statements; • Reviewed new disclosures in both the quarterly and annual financial statements for appropriateness; and • Considered the input of new accounting standards impacting the Group. RELATIONS WITH STAKEHOLDERS SHAREHOLDER ENGAGEMENT Jaguar Land Rover Automotive plc (with its subsidiaries) is a wholly-owned subsidiary of Tata Motors Limited (held through TML Holdings Pte. Ltd Singapore) and the majority of Jaguar Land Rover Automotive plc’s Board of Directors also reside as directors on the Board of Tata Motors Limited. Although we operate on a standalone arm’s length basis, we maintain an open and collaborative strategic relationship with our parent and co-operate in numerous areas including engineering, research and development as well as sourcing and procurement. BOND INVESTOR ENGAGEMENT As at 31 March 2016, we had approximately £2.5 billion of listed bonds outstanding. We maintain regular dialogue with our bond investors through quarterly publication of operational and financial results on the Company’s website (www.jaguarlandrover.com) supported by live broadcast via teleconference calls. The Investor Relations team also attends various bond conferences, held throughout the year, where investors get to meet Jaguar Land Rover representatives in person to discuss recent results and other matters. Procedures are in place to ensure that discussions in such meetings are always limited to non-material information or information already available in the public domain, to ensure that all key stakeholders have equal and simultaneous access to the same information. CREDIT RATING AGENCY ENGAGEMENT As at 31 March 2016, Jaguar Land Rover Automotive plc had a credit rating of Ba2 (Positive Outlook) from Moody’s and BB (Stable Outlook) from S&P. We maintain regular and open dialogue with both agencies so that an independent assessment of our credit profile can be represented in the market for the benefit of current and prospective investors as well as supporting any future debt issuance.

70 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 DIRECTORS’ REPORT The Directors present their report and the audited consolidated financial statements of the Group for the year ended 31 March 2016. Jaguar Land Rover Automotive plc (‘Jaguar Land Rover’) is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of Jaguar Land Rover is Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom. FUTURE DEVELOPMENTS Future developments impacting the Group are disclosed in the Strategic report on pages 22 to 59. DIVIDENDS The directors proposed a dividend of £150 million (£0.10 per ordinary share) in May 2016 which was paid in June 2016 (note, for each of the years ended 31 March 2015 and 2014, £150 million was paid in June 2015 and June 2014 respectively). DIRECTORS Biographies of the directors currently serving on the Board are set out on page 63. DIRECTORS’ INDEMNITIES The Group has made qualifying third-party indemnity provisions for the benefit of its directors, which were made during the year end and remain in force at the date of this report. IN SHARES MATERIAL INTERESTS Jaguar Land Rover Automotive plc and its subsidiaries, is a wholly-owned subsidiary of Tata Motors Limited, held through TML Holdings Pte. Ltd. (Singapore). SHARE CAPITAL Share capital remains unchanged. See note 28 to the consolidated financial statements for further details. GOVERNANCE STATEMENT CORPORATE The Corporate Governance statement is set out on pages 62 to 69 and is incorporated by reference into this report. BRANCHES The Group has 12 branches which exist and operate outside of the UK, namely in Singapore, China and the United Arab Emirates. RESEARCH AND DEVELOPMENT The Group is committed to an ongoing programme of expenditure on research and development activities as disclosed in note 10 on page 91 to the consolidated financial statements. FINANCIAL INSTRUMENTS The disclosures required in relation to the use of financial instruments by the Group, together with details of the Group’s treasury policy and management, are set out in note 34 on page 114 to the consolidated financial statements. EMPLOYEE INFORMATION The average number of employees within the Group is disclosed in note 6 to the consolidated financial statements on page 89. Apart from ensuring that an individual has the ability to carry out a particular role, the Group does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Group. The Group also ensures that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability. EMPLOYEE INVOLVEMENT Details of how the Group involves its employees are contained in the Strategic report on pages 22 to 59, which are incorporated by reference into this report. CHARITABLE DONATIONS The Group and those that work for it are involved in many charitable activities across the globe. It is the Group’s strong belief that it should play an active role in the communities, both local and worldwide that the Group operates in. Given the number of charities and the need to assess the impact of any donations and potential tax consequences, the Group can only make contributions to a limited number of charitable causes that have been formally approved. As a result, no one is authorised to make any charitable contributions on behalf of the Group without the necessary approval. AND CONTRIBUTIONS POLITICAL INVOLVEMENT The Group respects an employee’s right to use their own time and resources to participate as individual citizens in political and governmental activities of their choice. The Group itself operates under legal limitations on its ability to engage in political activities, and even where there are no legal restrictions, the Group does not typically make contributions to political candidates or political parties or permit campaigning on its property by political candidates (including those who work for Jaguar Land Rover) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements. GOING CONCERN The Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategic Report. The financial position of the Group is described on pages 75 to 78. In addition, note 34 to the consolidated financial statements includes the Group’s objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk. Details of the Group’s financial instruments and hedging activities are also provided in note 34 to the consolidated financial statements. The Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements set out on pages 75 to IBC have been prepared on the going concern basis. SHEET DATE EVENTS AFTER THE BALANCE Full details of significant events since the balance sheet date are disclosed in note 41 to the consolidated financial statements.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 71

CODE OF CONDUCT AND ETHICS

Directors and employees are required to comply with the Group's Code of Conduct, which is intended to help them put the Group's ethical principles into practice. The Code clarifies the basic principles and standards they are expected to follow and the behaviour expected of them. The Code of Conduct can be found at www.jaguarlandrover.com/gl/en/.

Employees, contract staff, third parties with whom the Group has a business relationship with (such as dealers, suppliers and agents), and any member of the public may raise ethical and compliance concerns to the Group's Global Helpline or via legalcom@jaguarlandrover.com.

SLAVERY AND HUMAN TRAFFICKING STATEMENT

Pursuant to Section 54 of the Modern Slavery Act 2015, Jaguar Land Rover has published a Slavery and Human Trafficking Statement for the year ended 31 March 2016. The Statement sets out the steps that Jaguar Land Rover has taken to address the risk of slavery and human trafficking occurring within its own operations and its supply chains. This Statement can be found on the Jaguar Land Rover Corporate website at www.jaguarlandrover.com/gl/en/.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE DIRECTORS' REPORT AND THE FINANCIAL STATEMENTS

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing these financial statements, International Accounting Standard 1 requires that directors:

- Properly select and apply accounting policies;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- Provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance; and
- Make an assessment of the Group's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

STATEMENT OF DISCLOSURE OF INFORMATION TO AUDITORS

In the case of each of the persons who are directors at the time when the report is approved under section 418 of the Companies Act, 2006 the following applies: so far as the directors are aware, there is no relevant audit information of which the Group's auditors are unaware; and the directors have taken necessary actions in order to make themselves aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

AUDITOR

Deloitte LLP has indicated its willingness to continue as auditor and its re-appointment has been approved by the Audit Committee. A resolution to re-appoint them will be proposed at the 2016 Annual General Meeting.

DIRECTORS' RESPONSIBILITY STATEMENT

The directors confirm to the best of their knowledge the financial statements, prepared in accordance with International Financial Reporting Standards as approved by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole.

ACKNOWLEDGEMENT

The directors wish to convey their appreciation to all employees for their continued commitment, effort and contribution in supporting the delivery of the Group's record performance. The directors would also like to extend thanks to all other key stakeholders for the continued support of the Group and their confidence in its management.

By order of the Board,



Dr. Ralf Speth
Chief Executive Officer
Jaguar Land Rover Automotive plc

18 July 2016

72 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 FINANCIAL STATEMENTS IN THIS SECTION Independent Auditor’s report 74 Consolidated financial statements 75 Notes to the consolidated financial statements 79 Parent Company financial statements 126 Notes to the parent Company financial statements 129

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 73

74 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC We have audited the financial statements of Jaguar Land Rover Automotive plc for the year ended 31 March 2016 which comprise of the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Equity and the related notes 1 to 56. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the parent Company financial statements, as applied in accordance with the provisions of the Companies Act 2006. This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed. RESPONSIBILITIES OFRESPECTIVE DIRECTORS AND AUDITOR As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors. OF THE FINANCIAL SCOPE OF THE AUDIT STATEMENTS An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report. OPINION ON FINANCIAL STATEMENTS In our opinion: • The financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 March 2016 and of the Group’s profit for the year then ended; • The consolidated financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union; • The parent Company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and • The financial statements have been prepared in accordance with the requirements of the Companies Act 2006. RELATION TO IFRSS AS ISSUEDSEPARATE OPINION IN BY THE IASB As explained in note 2 to the consolidated financial statements, the Group in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB). In our opinion the consolidated financial statements comply with IFRSs as issued by the IASB. PRESCRIBED BY THEOPINION ON OTHER MATTER COMPANIES ACT 2006 In our opinion the information given in the Strategic report and the Governance report for the financial year for which the financial statements are prepared is consistent with the financial statements. ARE REQUIRED TO REPORTMATTERS ON WHICH WE BY EXCEPTION We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion: • Adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or • The parent Company financial statements are not in agreement with the accounting records and returns; or • Certain disclosures of directors’ remuneration specified by law are not made; or • We have not received all the information and explanations we require for our audit. Richard Knights (Senior statutory auditor) for and on behalf of Deloitte LLP Chartered Accountants and Statutory Auditor Birmingham, UK 18 July 2016

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC
75

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 MARCH

	Note	2016 £m	2015 £m	2014 £m
Revenue	4	**22,208**	**21,866**	**19,386**
Material cost of sales excluding exceptional item		(13,146)	(13,185)	(11,904)
Exceptional item	3	(157)	–	–
Material and other cost of sales	5	(13,303)	(13,185)	(11,904)
Employee cost	6	(2,321)	(1,977)	(1,654)
Other expenses	9	(4,674)	(4,109)	(3,717)
Development costs capitalised	10	1,242	1,158	1,030
Other income		128	143	153
Depreciation and amortisation		(1,418)	(1,051)	(875)
Foreign exchange (loss)/gain		(317)	(138)	236
Finance income	11	38	48	38
Finance expense (net)	11	(90)	(135)	(185)
Share of profit/(loss) of equity accounted investments	14	64	(6)	(7)
Profit before tax	12	**1,557**	**2,614**	**2,501**
Income tax excluding tax on exceptional item		(293)	(576)	(622)
Tax on exceptional item	3	48	–	–
Income tax expense	13	(245)	(576)	(622)
Profit for the year		**1,312**	**2,038**	**1,879**

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 MARCH

	Note	2016 £m	2015 £m	2014 £m
Profit for the year		**1,312**	**2,038**	**1,879**
Items that will not be reclassified subsequently to profit or loss:				
Remeasurement of defined benefit obligation	31	489	(355)	(135)
Income tax related to items that will not be reclassified	13, 19	(113)	71	(4)
		376	**(284)**	**(139)**
Items that may be reclassified subsequently to profit or loss:				
(Loss)/gain on effective cash flow hedges	34	(169)	(1,768)	1,041
Cash flow hedges reclassified to 'Foreign exchange (loss)/gain' in profit or loss	34	224	(44)	(112)
Currency translation differences		(1)	21	–
Income tax related to items that may be reclassified	13, 19	(18)	363	(194)
		36	**(1,428)**	**735**
Other comprehensive income/(expense) net of tax		**412**	**(1,712)**	**596**
Total comprehensive income attributable to shareholders		**1,724**	**326**	**2,475**

76 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED 31 MARCH 2016 £m 2015 2014 Note £m £m Non-current assets Investments 14 339 280 145 Other financial assets 15 185 49 473 Property, plant and equipment 16 5,175 4,474 3,184 Intangible assets 17 5,497 4,952 4,240 Other non-current assets 18 45 26 33 Deferred tax assets 19 354 372 284 Total non-current assets 11,595 10,153 8,359 Current assets Cash and cash equivalents 20 3,399 3,208 2,260 Short-term deposits 1,252 1,055 1,199 Trade receivables 1,078 1,112 831 Other financial assets 15 137 214 392 Inventories 22 2,685 2,416 2,174 Other current assets 18 411 396 355 Current tax assets 10 9 19 Total current assets 8,972 8,410 7,230 Total assets 20,567 18,563 15,589 Current liabilities Accounts payable 23 5,758 5,450 4,787 Short-term borrowings 24 116 156 167 Other financial liabilities 25 962 923 277 Provisions 26 555 485 395 Other current liabilities 27 427 374 395 Current tax liabilities 57 69 113 Total current liabilities 7,875 7,457 6,134 Non-current liabilities Long-term borrowings 24 2,373 2,381 1,843 Other financial liabilities 25 817 842 69 Provisions 26 733 639 582 Retirement benefit obligation 31 567 887 674 Other non-current liabilities 27 204 118 77 Deferred tax liabilities 19 384 199 346 Total non-current liabilities 5,078 5,066 3,591 Total liabilities 12,953 12,523 9,725 Equity attributable to shareholders Ordinary shares 28 1,501 1,501 1,501 Capital redemption reserve 28 167 167 167 Reserves 29 5,946 4,372 4,196 Equity attributable to shareholders 7,614 6,040 5,864 Total liabilities and equity 20,567 18,563 15,589 These consolidated financial statements were approved by the Board of Directors and authorised for issue on 18 July 2016. They were signed on its behalf by: Dr. Ralf Speth Chief Executive Officer Company registered number: 06477691

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 77 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Capital Ordinary redemption Other Total share capital reserve reserves equity £m £m £m £m Balance at 1 April 2015 1,501 167 4,372 6,040 Profit for the year – – 1,312 1,312 Other comprehensive income for the year – – 412 412 Total comprehensive income – – 1,724 1,724 Dividend paid – – (150) (150) Balance at 31 March 2016 1,501 167 5,946 7,614 Balance at 1 April 2014 1,501 167 4,196 5,864 Profit for the year – – 2,038 2,038 Other comprehensive expense for the year – – (1,712) (1,712) Total comprehensive income – – 326 326 Dividend paid – – (150) (150) Balance at 31 March 2015 1,501 167 4,372 6,040 Balance at 1 April 2013 1,501 167 1,871 3,539 Profit for the year – – 1,879 1,879 Other comprehensive income for the year – – 596 596 Total comprehensive income – – 2,475 2,475 Dividend paid – – (150) (150) Balance at 31 March 2014 1,501 167 4,196 5,864

78 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2016 £m 2015 2014 Note £m £m Cash flows from operating activities Cash generated from operations 38 3,726 4,016 3,824 Income tax paid (166) (389) (402) Net cash generated from operating activities 3,560 3,627 3,422 Cash flows (used in)/from investing activities Investment in equity accounted investments – (124) (92) Investment in other restricted deposits (30) (12) (13) Redemption of other restricted deposits 27 19 146 Movements in other restricted deposits (3) 7 133 Investment in short-term deposits (4,147) (2,807) (2,729) Redemption of short-term deposits 3,961 3,002 2,265 Movements in short-term deposits (186) 195 (464) Purchases of property, plant and equipment 38 (1,422) (1,564) (1,201) Proceeds from sale of property, plant and equipment – 3 4 Cash paid for intangible assets 38 (1,384) (1,206) (1,155) Finance income received 40 48 39 Acquisition of subsidiary 36 (11) – – Net cash used in investing activities (2,966) (2,641) (2,736) Cash flows (used in)/from financing activities Finance expenses and fees paid (142) (230) (269) Proceeds from issuance of short-term borrowings 551 592 526 Repayment of short-term borrowings (599) (623) (683) Proceeds from issuance of long-term borrowings – 1,032 829 Repayment of long-term borrowings (58) (653) (746) Payments of lease obligations (5) (6) (5) Dividends paid (150) (150) (150) Net cash used in financing activities (403) (38) (498) Net increase in cash and cash equivalents* 191 948 188 Cash and cash equivalents at beginning of year 20 3,208 2,260 2,072 Cash and cash equivalents at end of year 20 3,399 3,208 2,260 * Included in ‘Net increase in cash and cash equivalents’ is an increase of £4 million (2015: increase of £52 million, 2014: decrease of £111 million) arising from the impact of foreign exchange rate changes on cash and cash equivalents.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 79 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 1 BACKGROUND AND OPERATIONS Jaguar Land Rover Automotive PLC (‘the Company’) and its subsidiaries, (collectively referred to as ‘the Group’ or ‘JLR’), designs, manufactures and sells a wide range of automotive vehicles. The Company is a public limited company incorporated and domiciled in the UK. The address of its registered office is Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom. The Company is a subsidiary of Tata Motors Limited, India and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high-performance luxury saloons, specialist sports cars and four-wheel-drive off-road vehicles. These consolidated financial statements have been prepared in Pound Sterling (‘GBP’) and rounded to the nearest million GBP (£ million) unless otherwise stated. Results for the year ended and as at 31 March 2014 have been disclosed solely for the information of the users. 2 ACCOUNTING POLICIES STATEMENT OF COMPLIANCE These consolidated and parent Company financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as ‘IFRS’) and IFRS Interpretation Committee (‘IFRS IC’) interpretations as adopted by the European Union (‘EU’) and the requirements of the United Kingdom Companies Act 2006 applicable to companies reporting under IFRS. In addition, these consolidated financial statements also comply with IFRS as adopted by the International Accounting Standards Board (‘IASB’) as no differences exist between IFRS as adopted by the EU applied by the Group and IFRS issued by the IASB. The Company has taken advantage of section 408 of the Companies Act 2006 and, therefore, the separate financial statements of the Company do not include the income statement or the statement of comprehensive income of the Company on a stand-alone basis. BASIS OF PREPARATION The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets. The principal accounting policies adopted are set out below. GOING CONCERN The directors have considered the financial position of the Group at 31 March 2016 (net assets of £7,614 million (2015: £6,040 million, 2014: £5,864 million)) and the projected cash flows and financial performance of the Group for at least 12 months from the date of approval of these financial statements as well as planned cost and cash improvement actions, and believe that the plan for sustained profitability remains on course. The directors have taken actions to ensure that appropriate long-term cash resources are in place at the date of signing the accounts to fund Group operations. The directors have reviewed the financial covenants linked to the borrowings in place and believe these will not be breached at any point and that all debt repayments will be met. Therefore, the directors consider, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, that the Group has adequate resources to continue in operation as a going concern for the foreseeable future and is able to meet its financial covenants linked to the borrowings in place. Accordingly the directors continue to adopt the going concern basis in preparing these consolidated financial statements. BASIS OF CONSOLIDATION SUBSIDIARIES The consolidated financial statements include Jaguar Land Rover Automotive plc and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, is exposed or has rights to variable return from its involvement with the investee and has the ability to use its power to affect its returns. In assessing control, potential voting rights that currently are exercisable are taken into account. All subsidiaries of the Group given in note 42 to the parent Company financial statements are included in the consolidated financial statements. Intercompany transactions and balances including unrealised profits are eliminated in full on consolidation. ASSOCIATES AND JOINT VENTURES (EQUITY ACCOUNTED INVESTMENTS) Associates are those entities in which the Group has significant influence, but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee and is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for decisions about the relevant activities of the entity, being those activities that significantly affect the entity’s returns.

80 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) Associates and joint ventures are accounted for using the equity method and are recognised initially at cost. The Group’s investments include goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses, other comprehensive income and equity movements of equity accounted investments, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. When the Group transacts with an associate or joint venture of the Group, profits and losses are eliminated to the extent of the Group’s interest in its associate or joint venture. USE OF ESTIMATES AND JUDGEMENTS The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows: (i) Note 16 – Property, plant and equipment – the Group applies judgement in determining the estimate useful life of assets. (ii) Note 17 – Intangible assets – management applies significant judgement in establishing the applicable criteria for capitalisation of appropriate product development costs and impairment of indefinite life intangible assets. The key judgements in the impairment assessment include the determination of cash-generating units, value of cash flows and appropriateness of discount rates. (iii) Note 19 – Deferred tax – management applies judgement in establishing the timing of the recognition of deferred tax assets relating to historic losses, assessing the recoverability of those assets and estimating taxes ultimately payable on remittance of overseas earnings. (iv) Note 26 – Provision for product warranty – it is necessary for the Group to assess the provision for anticipated lifetime warranty and campaign costs. The valuation of warranty and campaign provisions requires a significant amount of judgement and the requirement to form appropriate assumptions around expected future costs. (v) Note 31 – Retirement benefit obligation – it is necessary for actuarial assumptions to be made, including discount and mortality rates and the long-term rate of return upon scheme assets. The Group engages a qualified actuary to assist with determining the assumptions to be made when evaluating these liabilities. (vi) Note 34 – Financial instruments – the Group enters into complex financial instruments and therefore appropriate accounting for these requires judgement around the valuations. REVENUE RECOGNITION Revenue comprises the amounts invoiced to customers outside the Group and is measured at fair value of the consideration received or receivable, net of discounts, sales incentives, customer bonuses and rebates granted, which can be identified at the point of sale. Revenue is presented net of excise duty where applicable and other indirect taxes. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the customer and the amount of revenue can be reliable measured with it being probable that future economic benefits will flow to the Group. The transfer of the significant risks and rewards is defined in the underlying agreements with the customer. No sale is recognised where, following disposal of significant risks and rewards, the Group retains a significant financial interest. The Group’s interest in these items is retained in inventory, with a creditor being recognised for the contracted buy-back price. Income under such agreements, measured as the difference between the initial sale price and the buyback price, is recognised on a straight-line basis over the term of the agreement. The corresponding costs are recognised over the term of the agreement based on the difference between the item’s cost, including estimated costs of resale, and the expected net realisable value. If a sale includes an agreement for subsequent servicing or maintenance, the fair value of that service is deferred and recognised as income over the relevant service period in proportion with the expected cost pattern of the agreement.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 81 2 ACCOUNTING POLICIES (CONTINUED) COST RECOGNITION Costs and expenses are recognised when incurred and are classified according to their nature. Expenditures are capitalised where appropriate in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group. GOVERNMENT GRANTS AND INCENTIVES Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Government grants are recognised in the consolidated income statement on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate. Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure and Government grants which are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period the grant is received. Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate and revenue is reported net of these sales tax incentives. FOREIGN CURRENCY The Company has a functional currency of GBP. The presentation currency of the consolidated financial statements is GBP. The functional currency of the UK and non-UK selling operations is GBP being the primary economic environment that influences these operations. This is on the basis that management control is in the UK and that GBP is the currency that primarily determines sales prices and is the main currency for the retention of operating income. The functional currency of the Chery Jaguar Land Rover Automotive Co. Ltd., the Group’s principal joint venture, is Chinese Yuan (‘CNY’). The functional currency of Jaguar Land Rover Slovakia s.r.o is Euro. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement as ‘Foreign exchange (loss)/gain’. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (non-GBP functional currency) are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity. INCOME TAXES Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity, whereby tax is also recognised outside of profit or loss), or where related to the initial accounting for a business combination. In the case of a business combination the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. EXCEPTIONAL ITEMS Exceptional items by virtue of their nature, size or frequency are disclosed separately on the face of the consolidated income statement where this enhances understanding of the Group’s performance.

82 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use. Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows: Class of property, plant and equipment Estimated useful life (years) Buildings 20 to 40 Plant and equipment 3 to 30 Computers 3 to 6 Vehicles 3 to 10 Furniture and fixtures 3 to 20 Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis. Depreciation is not recorded on assets under construction until construction and installation is complete and the asset is ready for its intended use. Assets under construction include capital prepayments. INTANGIBLE ASSETS ACQUIRED INTANGIBLE ASSETS Intangible assets purchased, including those acquired in business combinations, are measured at acquisition cost which is the fair value on the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis. For intangible assets with definite lives, amortisation is provided on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortisation periods below: Class of intangible asset Estimated amortisation period (years) Patents and technological know-how 2 to 12 Customer-related – dealer network 20 Software 2 to 8 Intellectual property rights and other intangibles Indefinite life The amortisation for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. Capital-work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles consist of brand names, which are considered to have indefinite lives due to the longevity of the brands.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 83 2 ACCOUNTING POLICIES (CONTINUED) INTERNALLY GENERATED INTANGIBLE ASSETS Research costs are charged to the consolidated income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that the asset will generate future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. Product development cost is amortised over a period of between two and ten years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss. Amortisation is not recorded on product development in progress until development is complete. IMPAIRMENT PROPERTY, PLANT AND EQUIPMENT AND OTHER INTANGIBLE ASSETS At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets may be impaired. If any such impairment indicator exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired. The estimated recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement. An annual impairment review for heritage assets is performed and any impairment in the carrying value is recognised immediately in the consolidated income statement. EQUITY ACCOUNTED INVESTMENTS: JOINT VENTURES AND ASSOCIATES The requirements of IAS 39 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. INVENTORIES Inventories are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in, first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses. Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work-in-progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement.

84 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) PROVISIONS A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are held for product warranties, legal and product liabilities, residual risks and environmental risks as detailed in note 26 to the consolidated financial statements. LONG-TERM INCENTIVE PLAN (‘LTIP’) The Group operates a LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These are accounted for as cash-settled arrangements, whereby a liability is recognised at fair value at the date of grant, using a Black-Scholes model. At each balance sheet date until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognised in the consolidated income statement. LEASES At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the terms and substance of the lease arrangement. ASSETS TAKEN ON FINANCE LEASE A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. ASSETS TAKEN ON OPERATING LEASE Leases other than finance leases are operating leases, and the leased assets are not recognised on the Group’s balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease in ‘Other expenses’. EMPLOYEE BENEFITS PENSION PLANS The Group operates several defined benefit pension plans, which were previously contracted out of the second state pension scheme until 5 April 2016. The assets of the plans are held in separate trustee administered funds. The plans provide for monthly pension after retirement based on salary and service as set out in the rules of each plan. Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised. The UK defined benefit schemes were closed to new joiners in April 2010. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) are recognised immediately in the balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled. Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 85 2 ACCOUNTING POLICIES (CONTINUED) Defined benefit costs are split into three categories: • Current service cost, past service cost and gains and losses on curtailments and settlements; • Net interest cost; and • Remeasurement. The Group presents these defined benefit costs within ‘Employee costs’ in the consolidated income statement (see note 6). A separate defined contribution plan is available to new employees of Jaguar Land Rover. Costs in respect of this plan are charged to the consolidated income statement as incurred. POST-RETIREMENT MEDICARE SCHEME Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. The applicable subsidiaries account for the liability for the post-retirement medical scheme based on an annual actuarial valuation. ACTUARIAL GAINS AND LOSSES Actuarial gains and losses relating to retirement benefit plans are recognised in other comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise. MEASUREMENT DATE The measurement date of all retirement plans is 31 March. FINANCIAL INSTRUMENTS CLASSIFICATION, INITIAL RECOGNITION AND MEASUREMENT A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss (which can either be held for trading or designated as fair value options), held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. No financial instruments have been designated as fair value through profit or loss using the fair value option or have been classified as held-to-maturity. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified. Financial assets and financial liabilities at fair value through profit or loss – held for trading: Derivatives, including embedded derivatives separated from the host contract, are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement with the exception of those derivatives which are designated as cash flow hedging instruments and for which hedge accounting is applied. Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses. These include cash and cash equivalents, trade receivables, finance receivables and other financial assets. Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein are recognised in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in profit or loss. The Group does not hold any available-for-sale financial assets. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost. Embedded derivatives relating to prepayment options on Senior Notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to the amortised cost of the Senior Notes. EQUITY INSTRUMENTS An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

86 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) OTHER FINANCIAL LIABILITIES These are measured at amortised cost using the effective interest method. DETERMINATION OF FAIR VALUE Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models. DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement. IMPAIRMENT OF FINANCIAL ASSETS The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, other than those at fair value through profit or loss, or a group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Loans and receivables: Objective evidence of impairment includes default in payments with respect to amounts receivable from customers, significant financial difficulty of the customer or bankruptcy. Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the consolidated income statement. If the amount of an impairment loss decreases in a subsequent year, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the consolidated income statement. Equity investments: A significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss is removed from equity and recognised in profit and loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. HEDGE ACCOUNTING The Group uses foreign currency forward contracts and options to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these forward contracts and options in a cash flow hedging relationships by applying hedge accounting principles under IAS 39. These forward contracts and options are stated at fair value on the consolidated balance sheet at each reporting date. Changes in the fair value of these forward contracts and options that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in other comprehensive income are reclassified to the consolidated income statement in the periods in which the forecasted transactions affect profit or loss. For options, the time value is not a designated component of the hedge, and therefore all changes in fair value related to the time value of the instrument are recognised immediately in the consolidated income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is immediately transferred to the consolidated income statement.

Overview IFC–19S trategic report 20–59 Governance 60–71 Financial statements 72–IBC 87 2 ACCOUNTING POLICIES (CONTINUED) NEW ACCOUNTING PRONOUNCEMENTS IN THE CURRENT YEAR, THE GROUP ADOPTED THE FOLLOWING STANDARDS, REVISIONS AND AMENDMENTS TO STANDARDS AND INTERPRETATIONS: IAS 19 Employee Benefits was amended in November 2013 to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered. The amendment did not have a material impact on the consolidated financial statements. THE FOLLOWING PRONOUNCEMENTS, ISSUED BY THE IASB AND ENDORSED BY THE EU, ARE NOT YET EFFECTIVE AND HAVE NOT YET BEEN ADOPTED BY THE GROUP. THE GROUP IS EVALUATING THE IMPACT OF THESE PRONOUNCEMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS: IAS 16 Property, Plant and Equipment has been amended to prohibit entities from using a revenue based depreciation method for items of property, plant and equipment. IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortising intangible assets. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the consolidated financial statements. IFRS 11 Joint Arrangements addresses how a joint operator should account for the interest in a joint operation in which the activity of the joint operation constitutes a business. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendment does not have any impact on the consolidated financial statements. IAS 16 Property, Plant and Equipment has been amended to include ‘bearer plants’ whilst the produce growing on bearer plants remains within the scope of IAS 41. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendment does not have any impact on the consolidated financial statements. IAS 1 Presentation of Financial Statements has been amended to support preparers in exercising their judgement in presenting their financial reports. This includes clarification that all information should have materiality considerations applied and additional examples on expected presentation of the financial statements. The amendment does not have any impact on the consolidated financial statements based upon the current disclosures given. IAS 27 Separate Financial Statements has been amended to permit investments in subsidiaries, joint ventures and associates to be optionally accounted for using the equity method in separate financial statements. The amendment is effective for annual periods beginning on or after 1 January 2016 with early adoption permitted. This amendment does not have any impact on the consolidated financial statements. In addition, as part of the IASB’s Annual Improvements, a number of minor amendments have been made to standards in the 2012–2014 cycles. These amendments are effective for annual periods beginning on or after 1 July 2016, with early application permitted. These amendments do not have a material impact on the consolidated financial statements. THE FOLLOWING PRONOUNCEMENTS, ISSUED BY THE IASB, HAVE NOT YET BEEN ENDORSED BY THE EU, ARE NOT YET EFFECTIVE AND HAVE NOT YET BEEN ADOPTED BY THE GROUP. THE GROUP IS EVALUATING THE IMPACT OF THESE PRONOUNCEMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS: IFRS 10 and IAS 28 have been amended to clarify the treatment of the transfer of assets or sale of equity from an investor to its associate or joint venture. The mandatory effective date for these amendments has been deferred indefinitely by the IASB. These amendments are not expected to have a material impact on the consolidated financial statements. IFRS 14 permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements. This standard is effective for annual periods beginning on or after January 2016 subject to EU endorsement. The amendment does not have any impact the consolidated financial statements. IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier application is permitted subject to EU endorsement. The Group is assessing the impact of IFRS 15 and expects it to have a significant impact on the consolidated financial statements.

88 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. There is now a new expected credit losses model that replaces the incurred loss model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and the hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for the risk management process. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier application is permitted subject to EU endorsement. The Group is assessing the impact of IFRS 9 and expects it to have a significant impact on the consolidated financial statements. The amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) relate to investment entities. The amendment is effective for annual periods beginning on or after 1 January 2016 and earlier application is permitted subject to EU endorsement. JLR, its subsidiaries and its parent do not meet the definition of an ‘investment entity’ and therefore the amendment is not applicable. IFRS 16 specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier application is permitted subject to EU endorsement and the adoption of IFRS 15. The Group is assessing the impact of IFRS 16 and expects it to have a significant impact on the consolidated financial statements. IAS 12 Income taxes has been amended to clarify the treatment of deferred tax on debt held at fair value and clarify details on recognition of deferred tax assets. The amendment is effective for annual periods beginning on or after 1 January 2017, with early adoption permitted. These amendments do not have any impact on the consolidated financial statements. IAS 7 has been amended to require additional disclosure to help users evaluate changes in borrowings. The amendment is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted subject to EU endorsement. The Group expects to include a net debt reconciliation within its disclosures following the adoption of this standard. 3 EXCEPTIONAL ITEM The exceptional item of £157 million for the year ended 31 March 2016 relates to the full financial year impact of the explosion at the port of Tianjin (China) in August 2015. A provision of £245 million against the carrying value of inventory (finished goods) was recorded in the second quarter ended 30 September 2015, based on the Group’s assessment of the physical condition of the vehicles involved. Subsequent to that, insurance proceeds of £55 million have been received, together with the conclusion of further assessments of the condition of the remaining vehicles, which had led to a reversal of £33 million of the initial provision. The process for finalising ongoing insurance claims may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when received or confirmed as receivable. Due to the size of the provision recorded, the charge together with the associated tax impact has been disclosed as an exceptional item. Any future recoveries will similarly be recognised as a reversal of that charge through exceptional items.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC 89

4 REVENUE

Year ended 31 March	2016 £m	2015 £m	2014 £m
Sale of goods	22,208	21,866	19,386
Total revenues	**22,208**	**21,866**	**19,386**

5 MATERIAL AND OTHER COST OF SALES

Year ended 31 March	2016 £m	2015 £m	2014 £m
Changes in inventories of finished goods and work-in-progress	(257)	(236)	(356)
Purchase of products for sale	876	864	715
Raw materials and consumables	12,684	12,557	11,545
Total material and other cost of sales	**13,303**	**13,185**	**11,904**

6 EMPLOYEE NUMBERS AND COSTS

Year ended 31 March	2016 £m	2015 £m	2014 £m
Wages and salaries	1,738	1,500	1,230
Social security costs and benefits	274	240	192
Pension costs	309	237	232
Total employee costs	**2,321**	**1,977**	**1,654**

Average employee numbers year ended 31 March 2016	Non-agency	Agency	Total
Manufacturing	17,235	3,140	20,375
Research and development	6,060	3,115	9,175
Other	6,494	961	7,455
Total employee numbers	**29,789**	**7,216**	**37,005**

Average employee numbers year ended 31 March 2015	Non-agency	Agency	Total
Manufacturing	14,504	3,688	18,192
Research and development	5,185	2,716	7,901
Other	5,213	821	6,034
Total employee numbers	**24,902**	**7,225**	**32,127**

Average employee numbers year ended 31 March 2014	Non-agency	Agency	Total
Manufacturing	13,890	1,670	15,560
Research and development	4,307	1,916	6,223
Other	4,914	1,256	6,170
Total employee numbers	**23,111**	**4,842**	**27,953**

7 DIRECTORS' EMOLUMENTS

Year ended 31 March	2016 £	2015 £	2014 £
Directors' emoluments	4,597,415	4,401,059	3,059,210

The aggregate of emoluments and amounts receivable under the long-term incentive plan ('LTIP') of the highest paid director was £3,709,433 (2015: £2,824,297, 2014: £2,433,578). In addition, for the highest paid director, pension benefits of £786,351 (2015: £1,475,732, 2014: £524,000) have accrued in the year. During the year, the highest paid director received £197,782 of LTIP awards (2015: no LTIP awards, 2014: no LTIP awards).

No directors received any LTIP cash payments during the years ended 31 March 2016, 2015 and 2014.

90 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 8 LONG-TERM INCENTIVE PLAN (‘LTIP’) The Group operates a LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent upon continued employment for the duration of the three year vesting period. The cash payment has no exercise price and therefore the weighted average exercise price in all cases is £nil. Year ended 31 March 2016 2015 2014 Outstanding at the beginning of the year 5,637,242 5,353,559 4,217,801 Granted during the year 2,317,710 2,315,618 1,956,741 Vested in the year (1,690,151) (1,654,917) (778,599) Forfeited in the year (231,944) (377,018) (42,384) Outstanding at the end of the year 6,032,857 5,637,242 5,353,559 The weighted average share price of the 1,690,151 phantom stock awards vested in the year was £5.84 (2015: £5.89, 2014: £4.45) . The weighted average remaining contractual life of the outstanding awards is 1.4 years (2015: 1.3 years, 2014: 1.3 years). The amount charged in the year in relation to the long-term incentive plan was £3 million (2015: £16 million, 2014: £11 million). The fair value of the balance sheet liability in respect of phantom stock awards outstanding at the year-end was £16 million (2015: £23 million, 2014: £17 million). The fair value of the awards was calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled under IFRS 2 Share-based Payment. The inputs into the model are based on the Tata Motors Limited historic data and the risk-free rate is calculated on government bond rates. The inputs used are: As at 31 March 2016 2015 2014 Risk-free rate (%) 0.51 0.49 0.91 Dividend yield (%) 0.00 0.39 0.49 Weighted average fair value per phantom share £4.12 £6.14 £4.95 9 OTHER EXPENSES 2016 £m 2015 2014 Year ended 31 March £m £m Stores, spare parts and tools 150 123 114 Freight cost 858 673 610 Works, operations and other costs 2,065 1,808 1,538 Repairs 42 37 17 Power and fuel 61 57 62 Rent, rates and other taxes 50 57 41 Insurance 26 20 19 Write-down of intangible assets 28 – –Warranty 583 543 541 Publicity 811 791 775 Total other expenses 4,674 4,109 3,717 Included within warranty expenses for the year ended 31 March 2016 is a charge of £67 million (2015, 2014: £nil) for a passenger airbag campaign (see note 41).

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | **Financial statements 72–IBC** | 91

10 RESEARCH AND DEVELOPMENT

Year ended 31 March	2016 £m	2015 £m	2014 £m
Total research and development costs incurred	1,560	1,411	1,266
Research and development expensed	(318)	(253)	(236)
Development costs capitalised	**1,242**	**1,158**	**1,030**
Interest capitalised	73	114	102
Research and development expenditure credit	(88)	(69)	(45)
Total internally developed intangible additions	**1,227**	**1,203**	**1,087**

During the year ended 31 March 2014 legislation was enacted to allow UK companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since 1 April 2013, instead of the previous super-deduction rules. In the year ended 31 March 2016, as a result of this election, £66 million (2015: £66 million, 2014: £45 million) of the RDEC, the proportion relating to capitalised product development expenditure, has been offset against the cost of the respective assets. The remaining £38 million (2015: £30 million, 2014: £18 million) of the RDEC has been recognised as other income.

11 FINANCE INCOME AND EXPENSE

Year ended 31 March	2016 £m	2015 £m	2014 £m
Finance income	38	48	38
Total finance income	**38**	**48**	**38**
Total interest expense on financial liabilities measured at amortised cost	(143)	(234)	(257)
Unwind of discount on provisions	(21)	(17)	6
Interest capitalised	74	116	113
Total interest expense	**(90)**	**(135)**	**(138)**
Embedded derivative value	–	–	(47)
Total finance expense (net)	**(90)**	**(135)**	**(185)**

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.6 per cent (2015: 5.8 per cent, 2014: 7.2 per cent).

During the year ended 31 March 2016, the Group repaid one tranche of debt (see note 24) and as a result a redemption premium of £2 million was incurred.

During the year ended 31 March 2015, the Group repaid two tranches of debt (see note 24) and as a result a redemption premium of £77 million was incurred.

During the year ended 31 March 2014, the Group repaid two tranches of debt (see note 24) and as a result a redemption premium of £56 million was incurred and the fair value of the embedded derivatives was expensed in full.

92 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2015–16 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 12 PROFIT BEFORE TAX Expense/(income) included in profit before tax for the year are the following: 2016 2015 2014 Year ended 31 March £m £m £m Foreign exchange loss/(gain) on loans 54 178 (87) Foreign exchange (gain)/loss on derivatives (86) 166 (57) Unrealised loss on commodities 59 30 7 Depreciation of property, plant and equipment 634 461 386 Amortisation of intangible assets (excluding internally generated development costs) 88 64 44 Amortisation of internally generated development costs 696 526 445 Operating lease rentals in respect of plant, property and equipment 57 48 42 Loss on disposal of property, plant, equipment and software 13 7 4 Auditor remuneration (see below) 5 4 4 During the year ended 31 March 2016, £101 million (2015: £132 million, 2014: £91 million) was received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial offset to the higher sales taxes payable following implementation of new legislation in the year ended 31 March 2014. During the year ended 31 March 2016, £101 million (2015: £132 million, 2014: £88 million) has been recognised in revenue and £nil (2015: £nil, 2014: £3 million) has been deferred to offset against capital expenditure, when incurred. During the year ended 31 March 2016, £62 million (2015: £54 million, 2014: £71 million) was received by a foreign subsidiary as an incentive for continuing trading in that country for the foreseeable future. As the receipt has no ongoing financial or operating conditions attached, the amount has been recognised as ‘Other Income’. The following table sets out the auditor remuneration for the year (rounded to the nearest £0.1 million): 2016 2015 2014 Year ended 31 March £m £m £m Fees payable to the Company’s auditor and its associates for the audit of the parent Company and consolidated financial statements 0.1 0.1 0.1 Fees payable to the Company’s auditor and its associates for other services: – audit of the Company’s subsidiaries 3.5 3.3 2.9 Total audit fees 3.6 3.4 3.0 Audit related assurance services 1.8 0.3 0.3 Other assurance services 0.1 0.7 0.5 Total non-audit fees 1.9 1.0 0.8 Total audit and related fees 5.5 4.4 3.8 Fees payable to Deloitte LLP and their associates for non-audit services to the Group are not required to be disclosed separately as these fees are disclosed on a consolidated basis.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 93 13 TAXATION RECOGNISED IN THE CONSOLIDATED INCOME STATEMENT 2016 2015 2014 Year ended 31 March £m £m £m Current tax expense Current year 180 350 348 Adjustments for prior years (7) 15 9 Current tax expense 173 365 357 Deferred tax expense/(credit) Origination and reversal of temporary differences 163 294 330 Adjustments for prior years (29) (83) (11) Rate changes (62) – (54) Deferred tax expense 72 211 265 Total income tax expense 245 576 622 Prior year adjustments relate to differences between prior year estimates of tax position and current revised estimates or submitted tax computations. RECOGNISED IN THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 2016 £m 2015 2014 Year ended 31 March £m £m Deferred tax expense/(credit) on actuarial gains on retirement benefits 97 (71) (31) Deferred tax expense/(credit) on change in fair value of cash flow hedges 11 (363) 214 Deferred tax expense on rate changes 23 – 15 131 (434) 198 Total tax expense 376 142 820

94 | JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

13 TAXATION (CONTINUED)

RECONCILIATION OF EFFECTIVE TAX RATE

Year ended 31 March	2016 £m	2015 £m	2014 £m
Profit for the year	1,312	2,038	1,879
Total income tax expense	245	576	622
Profit before tax	**1,557**	**2,614**	**2,501**
Income tax expense using the tax rates applicable to individual entities of 20.9% (2015: 22.7%, 2014: 23.6%)	325	593	590
Impact of UK Patent Box claims	(29)	–	–
Non-deductible expenses	35	28	15
Unrecognised tax assets	12	–	–
Differences between current and deferred tax rates applicable	–	(18)	–
Changes in tax rates	(62)	–	(54)
Overseas unremitted earnings	13	40	71
Share of (profit)/loss of equity accounted investments	(13)	1	2
Over provided in prior years	(36)	(68)	(2)
Total income tax expense	**245**	**576**	**622**

Included within 'Over provided in prior years' for the year ended 31 March 2016 is £45 million relating to enhanced deductions under the UK Patent Box regime in respect of Fiscal 2014 and 2015.

Included within the line 'Over provided in prior years' for March 2015 is a reversal of £62 million relating to withholding tax released as a result of changes in tax rates and laws expected to apply to the future repatriation of intercompany dividends.

The UK Finance Act 2015 was enacted during the year ended 31 March 2016 which included provisions for a reduction in the UK corporation tax rate from 20 per cent to 19 per cent with effect from 1 April 2017 and to 18 per cent with effect from 1 April 2020. Accordingly, UK deferred tax has been provided at a blended rate of 18.1 per cent (2015: 20 per cent, 2014: 20 per cent) in recognising the applicable tax rate at the point when the timing difference is expected to reverse.

A further change to the UK corporation tax rate was announced in the Chancellor's Budget during the year ended 31 March 2016. The announcement included a reduction in the UK corporation tax rate to 17 per cent from 1 April 2020. As the change to 17 per cent had not been substantively enacted at the balance sheet date, its effects are not included in these financial statements.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 95

14 INVESTMENTS

Investments consist of the following:

As at 31 March	2016 £m	2015 £m	2014 £m
Equity accounted investments	339	280	145

The Group has the following investments at 31 March 2016:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity
Equity accounted investments			
Chery Jaguar Land Rover Automotive Co. Ltd.	50.0%	China	Manufacture and assembly of vehicles
Spark44 (JV) Limited	50.0%	England & Wales	Provision of advertising services
Jaguar Cars Finance Limited	49.9%	England & Wales	Non-trading
Trading investments			
Jaguar Land Rover Schweiz AG	10.0%	Switzerland	Sale of automotive vehicles and parts

Except for Spark44 (JV) Limited, the proportion of voting rights disclosed in the table above is the same as the interest in the ordinary share capital.

Chery Jaguar Land Rover Automotive Co. Ltd. is a limited liability company, whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint control of the arrangement have rights to the assets or obligations for the liabilities relating to the arrangement. Accordingly, Chery Jaguar Land Rover Automotive Co. Ltd. is classified as a joint venture.

During the year ended 31 March 2013, the Group invested a 50 percent stake in Chery Jaguar Land Rover Auto Sales Co. Ltd. (change of name from Suzhou Chery Jaguar Land Rover Trading Co. Ltd.) for £1 million and a 50 per cent stake in Chery Jaguar Land Rover Automotive Co. Ltd. for £70 million. During the year ended 31 March 2014, Chery Jaguar Land Rover Auto Sales Co. Ltd., previously a direct joint venture of the Group, was acquired in full by Chery Jaguar Land Rover Automotive Co. Ltd. Therefore, the results shown of Chery Jaguar Land Rover Automotive Co. Ltd. are the consolidated results for that entity, which includes the results of Chery Jaguar Land Rover Auto Sales Co. Ltd.

During the year ended 31 March 2015, the Group increased its investment in Chery Jaguar Land Rover Automotive Co. Ltd. by £124 million (2014: £92 million). No further increases to the investment were made during the year ended 31 March 2016.

The following table sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Co. Ltd.:

As at 31 March	2016 £m	2015 £m	2014 £m
Current assets	698	520	170
Current liabilities	(614)	(347)	(67)
Non-current assets	814	585	236
Non-current liabilities	(216)	(193)	(65)
Equity attributable to shareholders	**682**	**565**	**274**
Revenue	**1,106**	**158**	**–**
Profit/(loss) for the year	124	(13)	(16)
Total comprehensive income/(expense)	**124**	**(13)**	**(16)**

96 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

14	INVESTMENTS (CONTINUED)

Included within the summarised financial information above are the following amounts:
2016 2015 2014
As at 31 March £m £m £m
Cash and cash equivalents 450 295 122
Other current assets 248 225 48
Current financial liabilities
(excluding trade and other payables and provisions)(35)(56) –
Non-current financial liabilities
(excluding trade and other payables and provisions)(216)(193)(65)
Depreciation and amortisation(58)(16)(1)
Interest income 8 8 2
Interest expense(10)(3)(1)
Income tax (expense)/credit(44) 6 13
Spark44 (JV) Limited’s total ordinary share capital is divided into A and B ordinary shares with each class having 50 per cent voting rights and interest in returns (of which the Group holds 100 per cent of the B shares).As a number of the A ordinary shares are held in trust, the Group has an interest in 58 per cent of the allotted ordinary share capital, but only 50 per cent of the voting rights and interest in returns. Therefore, Spark44 (JV) Limited is considered a joint venture.
The Group has no additional rights or infiuence over Jaguar Cars Finance Limited other than the voting rights attached to the ordinary share capital.
The following table sets out the summarised financial information in aggregate for the share of investments in equity accounted investments that are not individually material:
2016 2015 2014
at 31 March £m £m £m
Group’s share of profit for the year 2 1 1
Group’s share of other comprehensive income – – –
Group’s share of total comprehensive income 2 1 1
Carrying amount of the Group’s interest 5 3 2
following reconciles the carrying amount of the Group’s interests in equity accounted investments:
2016 2015 2014
at 31 March £m £m £m
assets of material joint venture 682 565 274
Share of net assets of:
Material joint venture 341 282 137
Individually immaterial joint ventures 5 3 2
Foreign exchange differences – – 6
Other(7)(5) –
Carrying amount of the Group’s interests in equity accounted investments 339 280 145
As at 31 March 2016, an adjustment of £7 million (2015: £5 million, 2014: £nil) has been made to derecognise profit that has not yet been realised on goods sold by the Group to Chery Jaguar Land Rover Automotive Co. Ltd.
The following reconciles the Group’s share of total comprehensive income of equity accounted investments:
2016 2015 2014
As at 31 March £m £m £m
Profit/(loss) of material joint venture 124(13)(16)
Share of profit/(loss) of:
Material joint venture 62(7)(8)
Individually immaterial joint ventures 2 1 1
Share of profit/(loss) of equity accounted investments 64(6)(7)
Currency translation differences(3) 21 –
Share of total comprehensive income/(expense) of equity accounted investments 61 15(7)
Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 97

14 INVESTMENTS (CONTINUED)
The Group’s share of capital commitments of its joint ventures at 31 March 2016 is £102 million (2015: £19 million, 2014: £116 million), purchase commitments of its joint ventures at 31 March 2016 is £36 million (2015, 2014: £nil) and commitments relating to the Group’s interests in its joint ventures are disclosed in note 32. There are no contingent liabilities relating to the Group’s interests in its joint ventures.
The information above refiects the amounts presented in the financial statements of the equity accounted investments adjusted for differences in accounting policies between the Group and its equity accounted investments. All joint ventures are accounted for using the equity method and are private companies and there are no quoted market prices available for their shares.
The Group has no additional rights or influence over Jaguar Land Rover Schweiz AG other than the voting rights attached to the ordinary share capital. During the year ended 31 March 2016 a dividend of £0.5 million (2015, 2014: £nil) was received from Jaguar Land Rover Schweiz AG. No dividend was received in the year ended 31 March 2016 (2015, 2014: no dividend) from any other trading investments or equity accounted investments. Trading investments are held at cost of £0.3 million (2015: £0.3 million, 2014: £0.3 million).
15 OTHER FINANCIAL ASSETS
2016 2015 2014
As at 31 March £m £m £m
Non-current
Restricted cash held as security 21 18 25
Derivative financial instruments 154 22 436
Other 10 9 12
Total non-current other financial assets 185 49 473
Current
Advances and other receivables recoverable in cash 8 19 22
Derivative financial instruments 73 176 361
Accrued income 12 5 –
Other 44 14 9
Total current other financial assets 137 214 392
As at 31 March 2016, £nil (2015: £16 million, 2014: £23 million) of the non-current restricted cash is held as security in relation to vehicles ultimately sold on lease, pledged until the leases reach their respective conclusion.
As at 31 March 2016, £19 million (2015: £nil, 2014: £nil) of the non-current restricted cash is held as a financial deposit in relation to ongoing legal cases.

98 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
16 PROPERTY, PLANT AND EQUIPMENT
Land and Plant and Fixtures & Leased Heritage Under
buildings equipment Vehicles Computers fittings assets vehicles construction Total
£m £m £m £m £m £m £m £m £m
Cost
Balance at 1 April 2013 382 2,499 4 14 30 43 – 316 3,288
Additions 3 422 1 3 19 – – 786 1,234
Transfers 152 245 – – – – –(397) –
Disposals(3)(17)(1) –(1) – – –(22)
Reclassification from
intangible assets – – – 8 – – – – 8
Balance at 31 March 2014 534 3,149 4 25 48 43 – 705 4,508
Additions 3 579 2 21 18 – 52 1,082 1,757
Transfers 277 733 – – – – –(1,010) –
Disposals(10)(50) –(2)(1) – – –(63)
Balance at 31 March 2015 804 4,411 6 44 65 43 52 777 6,202
Additions 40 589 1 33 22 3 – 659 1,347
Transfers 218 707 – – – – –(925) –
Disposals(2)(46) –(1)(3) – – –(52)
Balance at 31 March 2016 1,060 5,661 7 76 84 46 52 511 7,497
Depreciation
Balance at 1 April 2013 56 859 1 4 13 20 – – 953
Depreciation charge for the
period 16 359 1 2 3 5 – – 386
Disposals(2)(12)(1) –(1) – – –(16)
Reclassification from
intangible assets – – – 1 – – – – 1
Balance at 31 March 2014 70 1,206 1 7 15 25 – – 1,324
Depreciation charge for the
period 20 422 – 5 9 5 – – 461
Disposals(10)(46) – –(1) – – –(57)
Balance at 31 March 2015 80 1,582 1 12 23 30 – – 1,728
Depreciation charge for the
period 31 580 1 7 10 5 – – 634
Disposals(1)(36) – –(3) – – –(40)
Balance at 31 March 2016 110 2,126 2 19 30 35 – – 2,322
Net book value
At 31 March 2014 464 1,943 3 18 33 18 – 705 3,184
At 31 March 2015 724 2,829 5 32 42 13 52 777 4,474
At 31 March 2016 950 3,535 5 57 54 11 52 511 5,175
Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 99

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 99

17 INTANGIBLE ASSETS

	Software £m	Patents and technological know-how £m	Customer-related £m	Intellectual property rights and other intangibles £m	Product development in progress £m	Capitalised product development £m	Total £m
Cost							
Balance at 1 April 2013	247	147	89	618	1,263	1,978	4,342
Other additions – externally purchased	127	–	–	–	–	–	127
Other additions – internally developed	–	–	–	–	1,087	–	1,087
Capitalised product development – internally developed	–	–	–	–	(583)	583	–
Disposals	(3)	–	–	–	–	(146)	(149)
Reclassification to tangible assets	(8)	–	–	–	–	–	(8)
Balance at 31 March 2014	**363**	**147**	**89**	**618**	**1,767**	**2,415**	**5,399**
Other additions – externally purchased	103	–	–	1	–	–	104
Other additions – internally developed	–	–	–	–	1,203	–	1,203
Capitalised product development – internally developed	–	–	–	–	(1,388)	1,388	–
Disposals	(8)	–	(28)	–	–	(159)	(195)
Balance at 31 March 2015	**458**	**147**	**61**	**619**	**1,582**	**3,644**	**6,511**
Other additions – externally purchased	131	–	–	–	–	–	131
Other additions – internally developed	–	–	–	–	1,227	–	1,227
Capitalised product development – internally developed	–	–	–	–	(1,242)	1,242	–
Disposals	(10)	–	–	–	–	(361)	(371)
Asset write-downs	–	–	–	–	(28)	–	(28)
Balance at 31 March 2016	**579**	**147**	**61**	**619**	**1,539**	**4,525**	**7,470**
Amortisation and impairment							
Balance at 1 April 2013	73	70	43	–	–	634	820
Amortisation for the year	26	15	3	–	–	445	489
Disposals	(3)	–	–	–	–	(146)	(149)
Reclassification to tangible assets	(1)	–	–	–	–	–	(1)
Balance at 31 March 2014	**95**	**85**	**46**	**–**	**–**	**933**	**1,159**
Amortisation for the year	47	14	3	–	–	526	590
Disposals	(3)	–	(28)	–	–	(159)	(190)
Balance at 31 March 2015	**139**	**99**	**21**	**–**	**–**	**1,300**	**1,559**
Amortisation for the year	71	14	3	–	–	696	784
Disposals	(9)	–	–	–	–	(361)	(370)
Balance at 31 March 2016	**201**	**113**	**24**	**–**	**–**	**1,635**	**1,973**
Net book value							
At 31 March 2014	268	62	43	618	1,767	1,482	4,240
At 31 March 2015	319	48	40	619	1,582	2,344	4,952
At 31 March 2016	**378**	**34**	**37**	**619**	**1,539**	**2,890**	**5,497**

Following a review of all product development in progress, £28 million of costs were identified as written down and these have been recognised as an expense within 'Other expenses' in the year ended 31 March 2016 (2015, 2014: £nil).

100 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
17 INTANGIBLE ASSETS (CONTINUED)
IMPAIRMENT TESTING
The directors are of the view that the operations of the Group represent a single cash-generating unit. The intellectual property rights are deemed to have an indefinite useful life on the basis of the expected longevity of the brand names. For the periods presented, the recoverable amount of the cash-generating unit has been calculated with reference to its value in use. The key assumptions of this calculation are shown below:
As at 31 March 2016 2015 2014
Period on which management approved forecasts are based 5 years 5 years 5 years
Growth rate applied beyond approved forecast period 2.1% 2.2% 0%
Pre-tax discount rate 11.2% 11.2% 10.9%
The growth rates used in the value in use calculation reflect those inherent within the Board’s latest business plan which is primarily a function of the Group’s cycle plan assumptions, past performance and management’s expectation of future market developments, through to 2021/22. The cash flows are then extrapolated into perpetuity assuming a growth rate of 2.1 per cent (2015: 2.2 per cent, 2014: nil per cent).
No reasonably possible change in any of the key assumptions would cause the recoverable amount to be less than the carrying value of the assets of the cash-generating unit.

18	OTHER ASSETS

2016 2015 2014
As at 31 March £m £m £m
Current
Recoverable VAT 218 221 237
Prepaid expenses 111 106 70
Other 82 69 48
Total current other assets 411 396 355
Non-current
Prepaid expenses 42 23 31
Other 3 3 2
Total non-current other assets 45 26 33

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | **Financial statements 72–IBC** | 101

19 DEFERRED TAX ASSETS AND LIABILITIES

Significant components of deferred tax asset and liability for the year ended 31 March 2016 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant & equipment	8	13	–	–	21
Provisions, allowances for doubtful receivables	227	(3)	–	–	224
Derivative financial instruments	261	(3)	(18)	–	240
Retirement benefits	187	36	(113)	–	110
Unrealised profit in inventory	146	(19)	–	–	127
Tax loss	220	(45)	–	–	175
Other	35	15	–	–	50
Total deferred tax asset	**1,084**	**(6)**	**(131)**	**–**	**947**
Deferred tax liabilities					
Property, plant & equipment	–	–	–	–	–
Intangible assets	852	94	–	–	946
Derivative financial instruments	–	–	–	–	–
Overseas unremitted earnings	59	(28)*	–	–	31
Total deferred tax liability	**911**	**66**	**–**	**–**	**977**
Presented as deferred tax asset**	372				354
Presented as deferred tax liability**	(199)				(384)

* Included within £28 million is a reversal of £39 million relating to withholding tax incurred on intercompany dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

At 31 March 2016 the Group had unused tax losses and other temporary differences amounting to £76 million (2015: £nil, 2014: £nil) for which no deferred tax asset has been recognised based upon the forecast profitability of the companies in which the deferred tax assets arise. As at 31 March 2016 £6 million (2015: £nil, 2014: £nil) of those tax losses expire after eight years and the remaining balance is not expected to expire.

At 31 March 2016 the Group had temporary differences relating to undistributed profits of equity accounted investees amounting to £37 million (2015: £nil, 2014: £nil) for which no deferred tax liability has been recognised as it is not expected to reverse in the foreseeable future.

All deferred tax assets and deferred tax liabilities at 31 March 2016, 31 March 2015 and 31 March 2014 are presented as non-current.

102 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
19 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)
Significant components of deferred tax asset and liability for the year ended 31 March 2015 are as follows:
Recognised
in other
Opening Recognised in comprehensive Foreign Closing
balance profit or loss income exchange balance
£m £m £m £m £m
Deferred tax assets
Property, plant & equipment 74(66) – – 8
Provisions, allowances for doubtful receivables 190 25 – 12 227
Derivative financial instruments – 31 230 – 261
Retirement benefits 135(19) 71 – 187
Unrealised profit in inventory 138 8 – – 146
Tax loss 375(155) – – 220
Other 15 20 – – 35
Total deferred tax asset 927(156) 301 12 1,084
Deferred tax liabilities
Property, plant & equipment 2(2) – – –
Intangible assets 713 139 – – 852
Derivative financial instruments 133 –(133) – –
Overseas unremitted earnings 141(82)* – – 59
Total deferred tax liability 989 55(133) – 911
Presented as deferred tax asset** 284 372
Presented as deferred tax liability**(346)(199)

*

Included within £82 million is a reversal of £59 million relating to withholding tax incurred on intercompany dividends paid in the year, and £62 million relating to withholding tax released as a result of changes in tax rates and laws expected to apply to future repatriation of intercompany dividends.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

Overview Strategic report Governance Financial statements IFC–19 20–59 60–71 72–IBC 103 19 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)
Significant components of deferred tax asset and liability for the year ended 31 March 2014 are as follows: Recognised in other Opening Recognised in comprehensive Foreign Closing balance profit or loss income exchange balance £m £m £m £m £m Deferred tax assets Property, plant & equipment 145(71) – – 74
Provisions, allowances for doubtful receivables 182 29 –(21) 190 Derivative financial instruments 61 –(61) – –
Retirement benefits 164(25)(4) – 135
Unrealised profit in inventory 76 62 – – 138 Tax loss 556(181) – – 375 Other 2 13 – – 15 Total deferred tax asset 1,186(173)(65)(21) 927 Deferred tax liabilities
Property, plant & equipment 2 – – – 2
Intangible assets 676 37 – – 713
Derivative financial instruments – – 133 – 133
Overseas unremitted earnings 86 55* – – 141
Total deferred tax liability 764 92 133 – 989
Presented as deferred tax asset** 508 284
Presented as deferred tax liability**(86)(346)

*	Included within £55 million is a reversal of £5 million relating to withholding tax incurred on intercompany dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

20	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:
2016 2015 2014
As at 31 March £m £m £m
Cash and cash equivalents 3,399 3,208 2,260
Included within the cash and cash equivalents balance of £3,399 million (2015: £3,208 million, 2014: £2,260 million) are amounts of £12 million (2015: £nil, 2014: £nil) which are not considered to be available for use by the Group at the balance sheet date. £7 million (2015: £nil, 2014: £nil) relates to amounts held by solicitors to settle a capital commitment and £5 million (2015: £nil, 2014: £nil) relates to amounts that are required by local legislation to be held for use on specific marketing activities.

21	ALLOWANCES FOR TRADE AND OTHER RECEIVABLES

Changes in the allowances for trade and other receivables are as follows:
2016 2015 2014
Year ended 31 March £m £m £m
At beginning of year 11 8 10
Change in allowance during the year 49 3(1)
Written off – –(1)
At end of year 60 11 8

104 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

22	INVENTORIES

2016 2015 2014
As at 31 March £m £m £m
Raw materials and consumables 92 80 75
Work-in-progress 379 298 211
Finished goods 2,214 2,038 1,888
Total inventories 2,685 2,416 2,174
Inventories of finished goods include £250 million (2015: £187 million, 2014: £174 million), relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.
Cost of inventories (including cost of purchased products) recognised as an expense during the year amounted to £15,437 million (2015: £15,041 million, 2014: £13,421 million).
During the year, the Group recorded an inventory write-down expense of £230 million (2015: £40 million, 2014: £24 million). The write-down is included in material and other cost of sales. No previous write-downs have been reversed in any period.

23	ACCOUNTS PAYABLE

2016 2015 2014
As at 31 March £m £m £m
Trade payables 3,899 3,483 3,154
Liabilities to employees 153 185 148
Liabilities for expenses 1,357 1,298 1,244
Capital creditors 349 484 241
Total accounts payable 5,758 5,450 4,787

24	INTEREST BEARING LOANS AND BORROWINGS

2016 2015 2014
As at 31 March £m £m £m
Short-term borrowings
Bank loans 116 156 167
Short-term borrowings 116 156 167
Long-term borrowings
EURO MTF listed debt 2,373 2,381 1,843
Long-term borrowings 2,373 2,381 1,843
Finance lease obligations (see note 35) 11 13 18
Total debt 2,500 2,550 2,028
EURO MTF LISTED DEBT
The bonds are listed on the EURO MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the bonds outstanding at 31 March 2016 are as follows:
$84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011;
$500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013;
$700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013;
£400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014;
$500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014;
£400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015;
$500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015.
In May 2016, the Group repaid early the remaining $84 million Senior Notes due 2021 for a redemption premium of £2 million.

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 105
24 INTEREST BEARING LOANS AND BORROWINGS (CONTINUED)
Details of the tranches of the bonds repaid in the year ended 31 March 2016 are as follows:
£58 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012.
Details of the tranches of the bonds repaid in the year ended 31 March 2015 are as follows:
$326 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011;
£442 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012.
Details of the tranches of the bonds repaid in the year ended 31 March 2014 are as follows:
£500 million Senior Notes due 2018 at a coupon of 8.125 per cent per annum – issued May 2011;
$410 million Senior Notes due 2018 at a coupon of 7.75 per cent per annum – issued May 2011.
The contractual cash fiows of interest bearing debt and borrowings (excluding finance leases) as of March 2016 are set out below, including estimated interest payments and assumes the debt will be repaid at the maturity date.
2016 2015 2014
As at 31 March £m £m £m
Due in

1	year or less 233 279 296

2nd and 3rd years 717 240 254
4th and 5th years 857 1,403 666
More than 5 years 1,292 1,336 1,666
Total contractual cash fiows 3,099 3,258 2,882
UNDRAWN FACILITIES
As at 31 March 2016, the Group has a fully undrawn revolving credit facility of £1,870 million. This facility is available in full until 2020. As at 31 March 2015 and 2014 the Group had a fully undrawn revolving credit facility of £1,485 million and £1,290 million respectively in a facility split into three and five year tranches available until 2016 and 2018.

25	OTHER FINANCIAL LIABILITIES

2016 2015 2014
As at 31 March £m £m £m
Current
Finance lease obligations 5 4 5
Interest accrued 25 25 24
Derivative financial instruments 666 697 65
Liability for vehicles sold under a repurchase arrangement 266 197 183
Total current other financial liabilities 962 923 277
Non-current
Finance lease obligations 6 9 13
Derivative financial instruments 809 832 55
Other payables 2 1 1
Total non-current other financial liabilities 817 842 69

106 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

26 PROVISIONS

As at 31 March	2016 £m	2015 £m	2014 £m
Current			
Product warranty	441	426	343
Legal and product liability	99	50	49
Provisions for residual risk	6	4	2
Provision for environmental liability	8	5	–
Other employee benefits obligations	1	–	1
Total current provisions	**555**	**485**	**395**
Non-current			
Product warranty	688	585	538
Provision for residual risk	13	16	13
Provision for environmental liability	23	26	21
Other employee benefits obligations	9	12	10
Total non-current provisions	**733**	**639**	**582**

Year ended 31 March 2016	Product warranty	Legal and product liability	Residual risk	Environmental liability	Total
Opening balance	1,011	50	20	31	**1,112**
Provisions made during the year	578	67	4	1	**650**
Provisions used during the year	(480)	(17)	(6)	(1)	**(504)**
Impact of discounting	21	–	–	–	**21**
Foreign currency translation	(1)	(1)	1	–	**(1)**
Closing balance	**1,129**	**99**	**19**	**31**	**1,278**

PRODUCT WARRANTY PROVISION

The Group offers warranty cover in respect of manufacturing defects, which become apparent up to five years after purchase, dependent on the market in which the purchase occurred. The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

LEGAL AND PRODUCT LIABILITY PROVISION

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations which impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations.

RESIDUAL RISK PROVISION

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

ENVIRONMENTAL RISK PROVISION

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 107

27 OTHER LIABILITIES

As at 31 March	2016 £m	2015 £m	2014 £m
Current			
Liabilities for advances received	139	183	253
Deferred revenue	93	54	19
VAT	131	88	85
Others	64	49	38
Total current other liabilities	**427**	**374**	**395**
Non-current			
Deferred revenue	170	96	63
Others	34	22	14
Total non-current other liabilities	**204**	**118**	**77**

28 CAPITAL AND RESERVES

As at 31 March	2016 £m	2015 £m	2014 £m
Authorised, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Total capital	**1,501**	**1,501**	**1,501**

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The capital redemption reserve of £167 million (2015, 2014: £167 million) was created in March 2011 on the cancellation of share capital.

29 OTHER RESERVES

The movement of other reserves is as follows:

	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total other reserves £m
Balance at 1 April 2015	(362)	(910)	5,644	4,372
Profit for the year	–	–	1,312	1,312
Remeasurement of defined benefit obligation	–	–	489	489
Loss on effective cash flow hedges	–	(169)	–	(169)
Currency translation differences	(1)	–	–	(1)
Income tax related to items recognised in other comprehensive income	–	27	(113)	(86)
Cash flow hedges reclassified to foreign exchange in profit or loss	–	224	–	224
Income tax related to items reclassified to profit or loss	–	(45)	–	(45)
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2016	**(363)**	**(873)**	**7,182**	**5,946**

108 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

29	OTHER RESERVES (CONTINUED)

Translation Hedging Retained Total other
reserve reserve earnings reserves
£m £m £m £m
Balance at 1 April 2014(383) 539 4,040 4,196
Profit for the year – – 2,038 2,038 Remeasurement of defined benefit obligation – –(355)(355) Loss on effective cash fiow hedges –(1,768) –(1,768) Currency translation differences 21 – – 21 Income tax related to items recognised in other comprehensive income – 354 71 425 Cash fiow hedges reclassified to foreign exchange in profit or loss –(44) –(44) Income tax related to items reclassified to profit or loss – 9 – 9 Dividend paid – –(150)(150)
Balance at 31 March 2015(362)(910) 5,644 4,372
Balance at 1 April 2013(383)(196) 2,450 1,871
Profit for the year – – 1,879 1,879 Remeasurement of defined benefit obligation – –(135)(135) Gain on effective cash fiow hedges – 1,041 – 1,041 Income tax related to items recognised in other comprehensive income –(220)(4)(224) Cash fiow hedges reclassified to foreign exchange in profit or loss –(112) –(112) Income tax related to items reclassified to profit or loss – 26 – 26
Dividend paid – –(150)(150)
Balance at 31 March 2014(383) 539 4,040 4,196

30	DIVIDENDS

2016 2015 2014
Year ended 31 March £m £m £m
Dividend proposed for the previous year paid during the year of £0.10 (2015: £0.10,
2014: £0.10) per ordinary share 150 150 150
Amounts recognised as distributions to equity holders during the year 150 150 150
Proposed dividend for the year of £0.10
(2015: £0.10, 2014: £0.10) per ordinary share 150 150 150
In May 2016, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). This amount was paid in full in June 2016.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | **Financial statements** 72–IBC | 109

31 EMPLOYEE BENEFITS

The Group operates defined benefit schemes for qualifying employees of certain of its subsidiaries. The UK defined benefit schemes are administered by a trustee that is legally separated from the Company. The trustee of the pension schemes is required by law to act in the interest of the fund and of all relevant stakeholders in the schemes, is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of the trustee must be composed of representatives of the Company and scheme participants in accordance with each scheme's regulations.

Under the schemes, the employees are entitled to post-retirement benefits based on their length of service and salary.

Through its defined benefit pension schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

ASSET VOLATILITY

The scheme liabilities are calculated using a discount rate set with reference to corporate bond yields; if scheme assets under perform these corporate bonds, this will create or increase a deficit. The defined benefit schemes hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long term although introducing volatility and risk in the short term.

As the schemes mature, the Group intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Group believes that due to the long-term nature of the scheme liabilities and the strength of the supporting group, a level of continuing equity type investments is an appropriate element of the Group's long-term strategy to manage the schemes efficiently.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase scheme liabilities, although this is expected to be partially offset by an increase in the value of the schemes' bond holdings and interest rate hedging instruments.

INFLATION RISK

Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the scheme against extreme inflation). The schemes hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more loosely correlated with inflation. However, an increase in inflation will also increase the deficit to some degree.

LIFE EXPECTANCY

The majority of the scheme's obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the scheme's liabilities. This is particularly significant in the UK defined benefit schemes, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following tables set out the disclosures pertaining to the retirement benefit amounts recognised in the financial statements:

CHANGE IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

Year ended 31 March	2016 £m	2015 £m	2014 £m
Defined benefit obligation at beginning of year	7,883	6,053	6,021
Current service cost	224	168	176
Interest expense	263	274	262
Actuarial (gains)/losses arising from:			
Changes in demographic assumptions	(36)	(20)	(39)
Changes in financial assumptions	(569)	1,454	(243)
Experience adjustments	63	101	8
Past service cost	–	1	6
Exchange differences on foreign schemes	3	–	(2)
Member contributions	2	2	1
Benefits paid	(165)	(149)	(137)
Other adjustments	–	(1)	–
Defined benefit obligation at end of year	**7,668**	**7,883**	**6,053**

110 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015-16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

31 EMPLOYEE BENEFITS (CONTINUED)

CHANGE IN FAIR VALUE OF SCHEME ASSETS

Year ended 31 March	2016 £m	2015 £m	2014 £m
Fair value of plan assets at beginning of year	6,997	5,382	5,365
Interest income	233	246	237
Remeasurement (loss)/gain on the return of plan assets, excluding amounts included in interest income	(52)	1,178	(407)
Administrative expenses	(8)	(8)	(8)
Exchange differences on foreign schemes	1	1	(2)
Employer contributions	95	346	333
Member contributions	2	2	1
Benefits paid	(165)	(149)	(137)
Other adjustments	–	(1)	–
Fair value of scheme assets at end of year	**7,103**	**6,997**	**5,382**

The actual return on scheme assets for the year was £181 million (2015: return of £1,424 million, 2014: loss of £170 million).

Amounts recognised in the consolidated income statement consist of:

Year ended 31 March	2016 £m	2015 £m	2014 £m
Current service cost	224	168	176
Past service cost	–	1	6
Administrative expenses	8	8	8
Net interest cost (including onerous obligations)	30	28	25
Components of defined benefit cost recognised in the consolidated income statement	**262**	**205**	**215**

Amounts recognised in the consolidated statement of comprehensive income consists of:

Year ended 31 March	2016 £m	2015 £m	2014 £m
Actuarial gains/(losses) arising from:			
Changes in demographic assumptions	36	20	39
Changes in financial assumptions	569	(1,454)	243
Experience adjustments	(63)	(101)	(8)
Remeasurement (loss)/gain on the return of scheme assets, excluding amounts included in interest income	(52)	1,178	(407)
Change in restriction of pension asset recognised (as per IFRIC 14)	1	2	(2)
Change in onerous obligation, excluding amounts included in interest expense	(2)	–	–
Remeasurement gain/(loss) on defined benefit obligation	**489**	**(355)**	**(135)**

Amounts recognised in the consolidated balance sheet consist of:

As at 31 March	2016 £m	2015 £m	2014 £m
Present value of unfunded defined benefit obligations	(1)	(1)	(1)
Present value of funded defined benefit obligations	(7,667)	(7,882)	(6,052)
Fair value of scheme assets	7,103	6,997	5,382
Restriction of pension asset recognised (as per IFRIC 14) and onerous obligations	(2)	(1)	(3)
Net retirement benefit obligation	**(567)**	**(887)**	**(674)**
Presented as non-current liability	(567)	(887)	(674)

Overview IFC–19	Strategic report 20–59	Governance 60–71	**Financial statements 72–IBC**	111

31 EMPLOYEE BENEFITS (CONTINUED)

The most recent actuarial valuations of scheme assets and the present value of the defined benefit liability for accounting purposes were carried out at 31 March 2016 by a qualified independent actuary. The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used in accounting for the pension schemes are set out below:

Year ended 31 March	2016 %	2015 %	2014 %
Discount rate	3.6	3.4	4.6
Expected rate of increase in compensation level of covered employees	3.5	3.6	3.9
Inflation increase	3.0	3.1	3.4

For the valuation at 31 March 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120 per cent for males and 110 per cent for females has been used for the Jaguar Pension Plan, 115 per cent for males and 105 per cent for females for the Land Rover Pension Scheme, and 95 per cent for males and 85 per cent for females for Jaguar Executive Pension Plan.

For the valuation at 31 March 2015 and 2014, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115 per cent has been used for the Jaguar Pension Plan, 110 per cent for the Land Rover Pension Scheme, and 105 per cent for males and 90 per cent for females for Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2014) projections (2015: CMI (2014) projections, 2014: CMI (2013) projections) and an allowance for long-term improvements of 1.25 per cent per annum.

The assumed life expectations on retirement at age 65 are:

As at 31 March	2016 years	2015 years	2014 years
Retiring today:			
Males	21.5	21.4	20.0
Females	24.4	23.9	24.5
Retiring in 20 years:			
Males	23.2	23.1	23.8
Females	26.2	25.8	26.4

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the statement of financial position.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by £419 million	Decrease/increase by £13 million
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by £373 million	Increase/decrease by £13 million
Mortality	Increase/decrease by 1 year	Increase/decrease by £207 million	Increase/decrease by £5 million

112 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

31 EMPLOYEE BENEFITS (CONTINUED)

The fair value of scheme assets is represented by the following major categories:

	2016				2015				2014			
As at 31 March	Quoted* £m	Unquoted £m	Total £m	%	Quoted* £m	Unquoted £m	Total £m	%	Quoted* £m	Unquoted £m	Total £m	%
Equity instruments												
Information technology	125	–	125	2%	118	–	118	1%	73	–	73	1%
Energy	53	–	53	1%	70	–	70	1%	61	–	61	1%
Manufacturing	98	–	98	1%	96	–	96	1%	67	–	67	1%
Financials	178	–	178	3%	184	–	184	3%	128	–	128	3%
Other	437	–	437	6%	417	–	417	6%	281	–	281	5%
	891	**–**	**891**	**13%**	**885**	**–**	**885**	**12%**	**610**	**–**	**610**	**11%**
Debt instruments												
Government	2,590	–	2,590	36%	2,699	12	2,711	39%	2,119	–	2,119	40%
Corporate Bonds (investment grade)	158	1,461	1,619	23%	38	1,198	1,236	18%	1,167	–	1,167	22%
Corporate bonds (Non-investment grade)	165	280	445	6%	54	476	530	7%	–	280	280	5%
	2,913	**1,741**	**4,654**	**65%**	**2,791**	**1,686**	**4,477**	**64%**	**3,286**	**280**	**3,566**	**67%**
Property funds												
UK	67	115	182	3%	131	113	244	3%	–	173	173	3%
Other	76	48	124	2%	52	17	69	1%	–	63	63	1%
	143	**163**	**306**	**5%**	**183**	**130**	**313**	**4%**	**–**	**236**	**236**	**4%**
Cash and cash equivalents	**170**	**–**	**170**	**2%**	**130**	**–**	**130**	**2%**	**360**	**–**	**360**	**7%**
Other												
Hedge Funds	–	373	373	5%	–	392	392	6%	–	308	308	6%
Private Markets	–	80	80	1%	–	56	56	1%	–	78	78	1%
Alternatives	347	88	435	6%	170	146	316	5%	–	220	220	4%
	347	**541**	**888**	**12%**	**170**	**594**	**764**	**12%**	**–**	**606**	**606**	**11%**
Derivatives												
Foreign exchange contracts	–	(9)	(9)	–	–	(13)	(13)	–	–	4	4	–
Interest Rate and Inflation	–	203	203	3%	–	441	441	6%	–	–	–	–
	–	**194**	**194**	**3%**	**–**	**428**	**428**	**6%**	**–**	**4**	**4**	**–**
Total	**4,464**	**2,639**	**7,103**	**100%**	**4,159**	**2,838**	**6,997**	**100%**	**4,256**	**1,126**	**5,382**	**100%**

* Quoted prices for identical assets or liabilities in active markets.

As at 31 March 2016 the schemes held Gilt Repos, the net value of these transactions is included in the value of Interest Rate and Inflation derivatives. The value of the funding obligation for the Repo transactions is £373 million at 31 March 2016. The schemes did not have any Gilt Repos at 31 March 2015 or 31 March 2014.

The split of level 1 assets is 63 per cent (2015: 59 per cent, 2014: 79 per cent), level 2 assets 31 per cent (2015: 37 per cent, 2014: 20 per cent) and level 3 assets 6 per cent (2015: 4 per cent, 2014: 1 per cent).

JLR has agreed updated contributions towards the UK defined benefit schemes following the 5 April 2015 valuation. It is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. The current agreed contribution rate for defined benefit accrual is 31% of pensionable salaries in the UK. Deficit contribution levels remain in line with prior expectation for 2016-18 and then increase to £58 million per annum to March 2025.

The average duration of the benefit obligation at 31 March 2016 is 20.5 years (2015: 23.5 years, 2014: 22.5 years).

The expected net periodic pension cost for the year ended 31 March 2017 is £224 million. In addition to advanced contributions of £69 million paid in March 2016 the group expects to pay £219 million to its defined benefit schemes in the year ended 31 March 2017.

DEFINED CONTRIBUTION FUND

The Group's contribution to defined contribution plans for the year ended 31 March 2016 was £47 million (2015: £33 million, 2014: £23 million).

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 113
32 COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.
The following is a description of claims and contingencies where a potential loss is possible, but not probable.
Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.
LITIGATION AND PRODUCT RELATED MATTERS
The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims as at
31 March 2016 of £6 million (2015: £11 million, 2014: £27 million) against the Group which management has not recognised as they are not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.
As disclosed in note 41 (Subsequent events), the Group has provided for the estimated costs of repair following the passenger safety airbag issue in the United States. The Group recognises that there is a potential risk of further recalls in other countries in the future, however, the Group are unable at this point in time to reliably estimate the amount and timings of any potential future costs associated with this warranty issue.
OTHER TAXES AND DUES
During the year ended 31 March 2015 the Group’s Brazilian subsidiary has received a demand for 167 million Brazilian Real
(£32 million at 31 March 2016 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly no provision has been recognised in the financial statements and the matter is disclosed here purely for the purposes of completeness.
The Group had no other significant tax matters in dispute as at 31 March 2016, 2015 or 2014 where a potential loss was considered possible.
COMMITMENTS
The Group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating to £797 million (2015: £814 million, 2014: £940 million) and £12 million (2015: £nil, 2014: £nil) relating to the acquisition of intangible assets.
The Group has entered into various contracts with vendors and contractors which include obligations aggregating to £1,836 million (2015: £642 million, 2014: £717 million) to purchase minimum or fixed quantities of material and other procurement commitments.
Commitments and contingencies also includes other contingent liabilities of £28 million (2015: £2 million, 2014: £nil). Inventory of £nil (2015: £nil, 2014: £nil) and trade receivables with a carrying amount of £116 million (2015: £156 million, 2014: £167 million) and property, plant and equipment with a carrying amount of £nil (2015: £nil, 2014: £nil) and restricted cash with a carrying amount of £nil (2015: £nil, 2014: £nil) are pledged as collateral/security against the borrowings and commitments.
There are guarantees provided in the ordinary course of business of £nil (2015: £nil, 2014: £nil).
Commitments related to leases are set out in note 35.
Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 31 March 2016. The outstanding commitment of CNY 625 million translates to £67 million at 31 March 2016 exchange rate.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

33 CAPITAL MANAGEMENT

The Group's objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Group's policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to Group policies approved by the Board and is monitored by various metrics such as interest cover, as per the debt covenants.

Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the Group:

As at 31 March	2016 £m	2015 £m	2014 £m
Short-term debt	121	160	172
Long-term debt	2,379	2,390	1,856
Total debt*	**2,500**	**2,550**	**2,028**
Equity	7,614	6,040	5,864
Total capital	**10,114**	**8,590**	**7,892**

* Total debt includes finance lease obligations of £11 million (2015: £13 million, 2014: £18 million).

34 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

(A) FINANCIAL ASSETS AND LIABILITIES

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2016:

FINANCIAL ASSETS

	Loans and receivables £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	3,399	–	–	3,399	3,399
Short-term deposits	1,252	–	–	1,252	1,252
Trade receivables	1,078	–	–	1,078	1,078
Other financial assets – current	64	54	19	137	137
Other financial assets – non-current	31	143	11	185	185
Total financial assets	**5,824**	**197**	**30**	**6,051**	**6,051**

FINANCIAL LIABILITIES

	Other financial liabilities £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	5,758	–	–	5,758	5,758
Short-term borrowings	116	–	–	116	116
Long-term borrowings	2,373	–	–	2,373	2,398
Other financial liabilities – current	296	563	103	962	962
Other financial liabilities – non-current	8	752	57	817	817
Total financial liabilities	**8,551**	**1,315**	**160**	**10,026**	**10,051**

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 115

34 FINANCIAL INSTRUMENTS (CONTINUED)

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2015:

FINANCIAL ASSETS

	Loans and receivables £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	3,208	–	–	3,208	3,208
Short-term deposits	1,055	–	–	1,055	1,055
Trade receivables	1,112	–	–	1,112	1,112
Other financial assets – current	38	175	1	214	214
Other financial assets – non-current	27	20	2	49	49
Total financial assets	**5,440**	**195**	**3**	**5,638**	**5,638**

FINANCIAL LIABILITIES

	Other financial liabilities £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	5,450	–	–	5,450	5,450
Short-term borrowings	156	–	–	156	156
Long-term borrowings	2,381	–	–	2,381	2,459
Other financial liabilities – current	226	669	28	923	923
Other financial liabilities – non-current	10	789	43	842	842
Total financial liabilities	**8,223**	**1,458**	**71**	**9,752**	**9,830**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2014:

FINANCIAL ASSETS

	Loans and receivables £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	2,260	–	–	2,260	2,260
Short-term deposits	1,199	–	–	1,199	1,199
Trade receivables	831	–	–	831	831
Other financial assets – current	31	349	12	392	392
Other financial assets – non-current	37	415	21	473	473
Total financial assets	**4,358**	**764**	**33**	**5,155**	**5,155**

FINANCIAL LIABILITIES

	Other financial liabilities £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	4,787	–	–	4,787	4,787
Short-term borrowings	167	–	–	167	167
Long-term borrowings	1,843	–	–	1,843	1,982
Other financial liabilities – current	212	54	11	277	277
Other financial liabilities – non-current	14	37	18	69	69
Total financial liabilities	**7,023**	**91**	**29**	**7,143**	**7,282**

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

34 FINANCIAL INSTRUMENTS (CONTINUED)

OFFSETTING

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Group intends to either settle on a net basis, or to realise the asset and settle the liability simultaneously.

Derivative financial assets and financial liabilities are subject to master netting arrangements whereby in the case of insolvency, derivative financial assets and financial liabilities can be settled on a net basis.

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2016:

	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	227	–	227	(227)	–	–
Cash and cash equivalents	3,507	(108)	3,399	–	–	3,399
	3,734	**(108)**	**3,626**	**(227)**	**–**	**3,399**
Financial liabilities						
Derivative financial liabilities	1,475	–	1,475	(227)	–	1,248
Short-term borrowings	224	(108)	116	–	–	116
	1,699	**(108)**	**1,591**	**(227)**	**–**	**1,364**

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2015:

	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet* £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	198	–	198	(198)	–	–
Cash and cash equivalents	3,301	(93)	3,208	–	–	3,208
	3,499	**(93)**	**3,406**	**(198)**	**–**	**3,208**
Financial liabilities						
Derivative financial liabilities	1,529	–	1,529	(198)	–	1,331
Short-term borrowings	249	(93)	156	–	–	156
	1,778	**(93)**	**1,685**	**(198)**	**–**	**1,487**

* Comparatives have been represented. No impact upon net amount presented in the balance sheet.

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2014:

	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet* £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	797	–	797	(120)	–	677
Cash and cash equivalents	2,282	(22)	2,260	–	–	2,260
	3,079	**(22)**	**3,057**	**(120)**	**–**	**2,937**
Financial liabilities						
Derivative financial liabilities	120	–	120	(120)	–	–
Short-term borrowings	189	(22)	167	–	–	167
	309	**(22)**	**287**	**(120)**	**–**	**167**

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 117
34 FINANCIAL INSTRUMENTS (CONTINUED)
FAIR VALUE HIERARCHY
Financial instruments held at fair value are required to be measured by reference to the following levels.
Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;
Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.
There has been no change in the valuation techniques adopted or any transfers between fair value levels.
The financial instruments that are measured subsequent to initial recognition at fair value are classified as Level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices that are observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. Fair value of forward derivative financial assets and liabilities are estimated by discounting expected future contractual cash fiows using prevailing market interest rate curves from Reuters. Commodity swap contracts are similarly fair valued by discounting expected future contractual cash fiows. Option contracts on foreign currency are entered into on a zero cost collar basis and fair value estimates are calculated from standard Black-Scholes options pricing methodology, using prevailing market interest rates and volatilities.
Additionally, a Credit Valuation Adjustment (CVA)/Debit Value Adjustment (DVA) is taken on derivative financial assets and liabilities and is calculated by discounting the fair value gain or loss on the financial derivative using credit default swap (CDS) prices quoted for the counterparty or Jaguar Land Rover respectively. CDS prices are obtained from Bloomberg.
The long-term unsecured listed bonds are held at amortised cost. Their fair value for disclosure purposes is determined using Level 1 valuation techniques, based on the closing price at 31 March 2016 on the EURO MTF market.
Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturity of the instruments and as the impact of discounting is not significant.
Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2016, 31 March 2015 and 31 March 2014 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.
(B) FINANCIAL RISK MANAGEMENT
As discussed in the Strategic report under the section Our Risks, the Group is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The Group has a risk management framework in place which monitors all of these risks.
(C) FOREIGN CURRENCY EXCHANGE RATE RISK
The fiuctuation in foreign currency exchange rates may have a potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity and the consolidated cash fiow statement where any transaction references more than one currency or where assets/ liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.
Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from fiuctuations in exchange rates in those countries. The risks primarily relate to fiuctuations in US Dollar, Chinese Yuan and Euro against the functional currency of the Company and its subsidiaries.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

34 FINANCIAL INSTRUMENTS (CONTINUED)

i) HEDGE ACCOUNTING EXPOSURES

The Group uses foreign currency contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast transactions. The fair value of such contracts designated in the hedge relationship as of 31 March 2016 was a net liability of £1,118 million (2015: net liability of £1,263 million, 2014: net asset of £673 million).

Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2017 to 2021. The Group also has a number of foreign currency options which are entered into as an economic hedge of the financial risks of the Group. The time value of options is excluded from the hedge relationship and thus the change in time value is recognised immediately in the consolidated income statement.

Changes in the fair value of foreign currency contracts, to the extent determined to be an effective hedge, are recognised in the statement of other comprehensive income and the ineffective portion of the fair value change is recognised in the income statement. Accordingly, the fair value change of net loss of £169 million (2015: loss of £1,768 million, 2014: gain of £1,041 million) was recognised in other comprehensive income. The loss due to hedge ineffectiveness where forecast transactions are no longer expected to occur was £2 million (2015: loss of £5 million, 2014: gain of £5 million) which has been recognised in 'Foreign exchange (loss)/gain' in the consolidated income statement. The gain on derivative contracts not eligible for hedging was £88 million (2015: loss of £161 million, 2014: gain of £57 million) which has been recognised in 'Foreign exchange (loss)/gain' in the consolidated income statement.

A 10 per cent depreciation/appreciation of the foreign currency underlying such contracts would have resulted in an approximate additional (loss)/gain of (£1,824) million/£1,690 million (2015: £1,251 million/(£1,382) million, 2014: £734 million/(£893) million) in equity and a gain/(loss) of £60 million/£54 million (2015: £165 million/(£91) million, 2014: £51 million/(£31) million) in the consolidated income statement.

In addition to using derivative contracts to economically hedge future purchases in US Dollars, the Group issues bonds denominated in US Dollars to give a degree of natural hedging of future sales revenues.

ii) BALANCE SHEET EXPOSURES

The Group is also exposed to fluctuations in exchange rates which impact the valuation of foreign currency denominated assets and liabilities of its national sales companies and also foreign currency denominated balances on all Group's balance sheet at each reporting period end.

The following table sets forth information relating to foreign currency exposure as of 31 March 2016:

As at 31 March 2016	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	664	666	621	384	2,335
Financial liabilities	(2,367)	(571)	(1,670)	(326)	(4,934)
Net exposure asset/(liability)	**(1,703)**	**95**	**(1,049)**	**58**	**(2,599)**

A 10 per cent appreciation/depreciation of the US Dollar, Chinese Yuan and Euro would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £170 million, £10 million and £105 million respectively for the year ended 31 March 2016.

The following table sets forth information relating to foreign currency exposure as of 31 March 2015:

As at 31 March 2015	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	727	742	483	312	2,264
Financial liabilities	(2,139)	(756)	(1,098)	(182)	(4,175)
Net exposure asset/(liability)	**(1,412)**	**(14)**	**(615)**	**130**	**(1,911)**

A 10 per cent appreciation/depreciation of the US Dollar, Chinese Yuan and Euro would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £141 million, £1 million and £62 million respectively for the year ended 31 March 2015.

The following table sets forth information relating to foreign currency exposure as of 31 March 2014:

As at 31 March 2014	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	463	840	296	335	1,934
Financial liabilities	(1,594)	(715)	(1,322)	(285)	(3,916)
Net exposure asset/(liability)	**(1,131)**	**125**	**(1,026)**	**50**	**(1,982)**

A 10 per cent appreciation/depreciation of the US Dollar, Chinese Yuan and Euro would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £113 million, £13 million and £103 million respectively for the year ended 31 March 2014.

* Others include Japanese Yen, Russian Rouble, Singapore Dollar, Swiss Franc, Australian Dollar, South African Rand, Thai Baht, Korean Won etc.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 119

34 FINANCIAL INSTRUMENTS (CONTINUED)

(D) COMMODITY PRICE RISK

The Group is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed price contracts with suppliers. The derivative contracts do not qualify for hedge accounting as the commodity exposure does not meet the hedge accounting requirements of IAS 39.

The total fair value loss on commodities of £113 million (2015: loss of £38 million, 2014: loss of £18 million) has been recognised in other income in the consolidated income statement. The losses reported do not reflect the purchasing benefits received by the Group which are included within material and other cost of sales.

A 10 per cent appreciation/depreciation of all commodity prices underlying such contracts would have resulted in a gain/(loss) of £52 million (2015: £52 million, 2014: £36 million).

(E) INTEREST RATE RISK

Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Group.

In addition to issuing long-term fixed-rate bonds, the Group has other facilities in place which are primarily used to finance working capital that are subject to variable interest rates. When undertaking a new debt issuance the Board will consider the fixed/floating interest rate mix of the Group, the outlook for future interest rates and the appetite for certainty of funding costs.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

As of 31 March 2016 net financial liabilities of £116 million (2015: £156 million, 2014: £167 million) were subject to the variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £1 million (2015: £2 million, 2014: £2 million) in the consolidated income statement and £nil (2015, 2014: £nil) in equity.

(F) LIQUIDITY RISK

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group's policy on liquidity risk is to maintain sufficient liquidity in the form of cash and undrawn borrowing facilities to meet the Group's operating requirements with an appropriate level of headroom.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2016	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,373	2,935	107	107	1,429	1,292
Short-term borrowings	116	116	116	–	–	–
Finance lease obligations	11	14	5	2	3	4
Other financial liabilities	293	316	276	12	28	–
Accounts payable	5,758	5,758	5,758	–	–	–
Derivative financial instruments	1,475	1,882	725	698	459	–
Total contractual maturities	**10,026**	**11,021**	**6,987**	**819**	**1,919**	**1,296**

As at 31 March 2015	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,381	3,066	111	110	1,510	1,335
Short-term borrowings	156	156	156	–	–	–
Finance lease obligations	13	15	6	5	4	–
Other financial liabilities	223	235	210	12	13	–
Accounts payable	5,450	5,450	5,450	–	–	–
Derivative financial instruments	1,529	1,903	753	616	534	–
Total contractual maturities	**9,752**	**10,825**	**6,686**	**743**	**2,061**	**1,335**

120 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

34 FINANCIAL INSTRUMENTS (CONTINUED)

(F) LIQUIDITY RISK (CONTINUED)

As at 31 March 2014	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	1,843	2,667	117	116	768	1,666
Short-term borrowings	167	167	167	–	–	–
Finance lease obligations	18	20	6	6	8	–
Other financial liabilities	208	231	195	13	23	–
Accounts payable	4,787	4,787	4,787	–	–	–
Derivative financial instruments	120	130	71	48	11	–
Total contractual maturities	**7,143**	**8,002**	**5,343**	**183**	**810**	**1,666**

(G) CREDIT RISK

The majority of the Group's credit risk pertains to the risk of financial loss arising from counterparty default on cash investments.

All Group cash is invested according to strict credit criteria and actively monitored by Group Treasury in conjunction with the current market valuation of derivative contracts. To support this, the Board has implemented an investment policy which places limits on the maximum cash investment that can be made with any single counterparty depending on their published external credit rating.

To a lesser extent the Group has an exposure to counterparties on trade receivables. The Group will seek to mitigate credit risk on sales to third parties through the use of payment at the point of delivery, credit insurance and letters of credit from banks which meet internal rating criteria.

None of the financial instruments of the Group result in material concentrations of credit risks.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure.

FINANCIAL ASSETS

None of the Group's cash equivalents, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2016 (2015, 2014: no indications) that defaults in payment obligations will occur.

Trade and other receivables past due and impaired are set out below:

As at 31 March	**2016 Gross £m**	**2016 Impairment £m**	2015 Gross £m	2015 Impairment £m	2014 Gross £m	2014 Impairment £m
Not yet due	967	–	1,070	–	795	2
Overdue < 3 months	145	31	56	–	52	–
Overdue >3<6 months	22	22	4	2	4	–
Overdue >6 months	12	7	12	9	10	6
Total	**1,146**	**60**	**1,142**	**11**	**861**	**8**

Included within trade receivables is £116 million (2015: £156 million, 2014: £167 million) of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £116 million (2015: £156 million, 2014: £167 million) is in short-term borrowings. Both the asset and associated liability are stated at fair value.

Overview IFC–19	Strategic report 20–59	Governance 60–71	Financial statements 72–IBC	121

35 LEASES

LEASES AS LESSEE

Non-cancellable finance lease rentals are payable as follows:

As at 31 March	2016 £m	2015 £m	2014 £m
Less than one year	5	4	5
Between one and five years	5	9	13
More than five years	4	–	–
Total lease payments	**14**	**13**	**18**
Less future finance charges	(3)	–	–
Present value of lease obligations	**11**	**13**	**18**

The above leases relate to amounts payable under the minimum lease payments on plant and machinery. The Group leased certain of its manufacturing equipment under finance lease that mature between 2016 and 2030. The Group has options to purchase certain equipment for a nominal amount at the end of lease term.

Non-cancellable operating lease rentals are payable as follows:

As at 31 March	2016 £m	2015 £m	2014 £m
Less than one year	49	47	26
Between one and five years	72	60	39
More than five years	33	26	18
Total lease payments	**154**	**133**	**83**

The Group leases a number of properties, plant and machinery, IT hardware and software under operating leases.

LEASES AS LESSOR

The future minimum lease receipts under non-cancellable operating leases are as follows:

As at 31 March	2016 £m	2015 £m	2014 £m
Less than one year	2	2	4
Between one and five years	1	–	–
More than five years	10	–	–
Total lease receipts	**13**	**2**	**4**

The above leases relate to amounts receivable in respect of land and buildings and fleet car sales. The average lease life is less than one year.

36 ACQUISITION OF SUBSIDIARY

On 16 April 2015, the Group acquired 100 per cent of the share capital of Silkplan Limited, obtaining control of Silkplan Limited. The amounts recognised in respect of the assets acquired are set out in the table below.

	£m
Recognised amounts of assets acquired	
Property, plant and equipment	11
Total identifiable assets	**11**
Total consideration	**11**
Satisfied by:	
Cash	11
Total consideration transferred and cash outflow arising on acquisition	**11**

No goodwill arose on the acquisition. The Company contributed £nil revenue and £nil to the Group's profit for the period between the date of acquisition and the balance sheet date.

122 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

37 SEGMENT REPORTING

Operating segments are defined as components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Group operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories from which the Group derives its revenues. The Group has only one operating segment, so no separate segment report is given.

The geographic spread of sales and non-current assets is as disclosed below:

	UK £m	US £m	China £m	Rest of Europe £m	Rest of World £m	Total £m
31 March 2016						
Revenue	4,529	4,344	4,930	4,109	4,296	22,208
Non-current assets	10,475	18	16	26	137	10,672
31 March 2015						
Revenue	3,564	3,112	7,595	3,200	4,395	21,866
Non-current assets	9,357	16	11	10	32	9,426
31 March 2014						
Revenue	2,989	2,683	6,687	2,978	4,049	19,386
Non-current assets	7,376	13	8	10	17	7,424

In the table above, non-current assets comprise of property, plant and equipment and intangible assets.

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 123

38	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (A) RECONCILIATION OF PROFIT BEFORE TAX TO CASH GENERATED FROM OPERATIONS

2016 2015 2014 £m £m £m
Profit for the year 1,312 2,038 1,879
Adjustments for: Depreciation and amortisation 1,418 1,051 875 Write-down of intangible assets 28 – – Loss on sales of assets 13 7 4 Foreign exchange loss/(gain) on loans 54 178(87) Income tax expense 245 576 622 Loss on embedded derivative – – 47 Finance expense (net) 90 135 138 Finance income(38)(48)(38) Foreign exchange (gain)/loss on derivatives(86) 166(57) Foreign exchange (gain)/loss on short-term deposits(11)(51) 41 Unrealised loss on commodities* 59 30 6 Share of (profit)/loss of equity accounted investments(64) 6 7
Exceptional item 157 – –
Other non-cash adjustments 2 5 –
Cash fiows from operating activities before changes in assets and liabilities 3,179 4,093 3,437
Trade receivables 34(281) 96 Other financial assets*(12)(4) 12 Other current assets 30 26 121 Inventories(451)(242)(379) Other non-current assets(18)(15)(24) Accounts payable 443 418 534 Other current liabilities 52(21)(86) Other financial liabilities* 71 13(4) Other non-current liabilities and retirement benefit obligation 255(102)(63)
Provisions 143 131 180
Cash generated from operations 3,726 4,016 3,824

*

Comparatives have been revised for the amendment made in the current year to separately disclose ‘Unrealised loss on commodities’, which has resulted in a reclassification of amounts from ‘Other financial assets’ and ‘Other financial liabilities’. There is no impact on ‘Cash generated from operations’ as previously reported for the year ended 31 March 2015 or 31 March 2014.

(B) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
Purchases of property, plant and equipment and cash paid for intangible assets are presented net of £33 million (2015: £14 million, 2014: £7 million) of capital government grants received.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
39 RELATED PARTY TRANSACTIONS
The Group’s related parties principally consist of Tata Sons Limited, subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent Company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.
The following table summarises related party transactions and balances not eliminated in the consolidated financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.
With immediate
or ultimate
With Tata Sons parent and its
With joint Limited and its subsidiaries, joint
ventures of subsidiaries and ventures and
the Group joint ventures associates
£m £m £m

31	March 2016

Sale of products 315 2 48
Purchase of goods – – 118
Purchase of property, plant and equipment – 6 –
Services received 85 146 103
Services rendered 64 – 2
Trade and other receivables 71 1 28
Accounts payable 2 7 36

31	March 2015*

Sale of products 149 – 65
Purchase of goods – – 51
Services received 46 141 105
Services rendered 23 – 3
Trade and other receivables 47 – 27
Accounts payable – 27 38

31	March 2014*

Sale of products – – 55
Services received 38 73 85
Services rendered 26 – –
Trade and other receivables 15 – 15
Accounts payable – 5 1
* The 2015 and 2014 comparative balances for transactions with joint ventures have been restated, in order to fully reflect the transactions between all of the Group’s joint venture interests.
COMPENSATION OF KEY MANAGEMENT PERSONNEL
2016 2015 2014
Year ended 31 March £m £m £m
Short-term benefits 16 17 18
Post-employment benefits 1 2 1
Share-based payments 2 7 3
Compensation for loss of office – 1 –
Total compensation of key management personnel 19 27 22
In addition to the compensation noted above, a loan of £0.7 million was granted to a member of key management personnel in the year ended 31 March 2014. This loan is for a term of eight years and is interest bearing at the HMRC official rate.
Refer to note 31 for information on transactions with post-employment benefit plans.

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 125
40 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP
The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements. Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.
41 SUBSEQUENT EVENTS
In May 2016, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). This amount was paid in full in June 2016.
In May 2016, the Group repaid early the remaining $84 million Senior Notes due 2021 for a redemption premium of £2 million (see note 24).
In May 2016, a passenger airbag safety recall was announced in the United States by the National Highway Traffic System Administration (NHTSA) in respect of airbags from a supplier (Takata). Certain front-passenger airbags from Takata are installed in vehicles sold by the Group. The Group has considered this to be an adjusting Post Balance Sheet event and has recognised an additional provision of £67 million for the estimated cost of repairs in the Consolidated Income Statement for the year ended 31 March 2016. The provision is expected to be utilised between one to four years.

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PARENT COMPANY BALANCE SHEET
2016 2015 2014
As at 31 March Note £m £m £m
Non-current assets
Investments 42 1,655 1,655 1,655
Other financial assets 43 2,392 2,404 1,868
Other non-current assets 44 6 5 6
Deferred tax assets 45 1 8 8
Total non-current assets 4,054 4,072 3,537
Current assets
Cash and cash equivalents 46 – – 1
Other financial assets 43 211 66 61
Other current assets 44 2 3 2
Total current assets 213 69 64
Total assets 4,267 4,141 3,601
Current liabilities
Other financial liabilities 48 26 31 28
Deferred finance income 2 3 2
Current income tax liabilities 5 12 12
Total current liabilities 33 46 42
Non-current liabilities
Long-term borrowings 47 2,373 2,381 1,843
Deferred finance income 25 28 31
Total non-current liabilities 2,398 2,409 1,874
Total liabilities 2,431 2,455 1,916
Equity attributable to equity holders of the parent
Ordinary shares 49 1,501 1,501 1,501
Capital redemption reserve 49 167 167 167
Retained earnings 168 18 17
Equity attributable to equity holders of the parent 1,836 1,686 1,685
Total liabilities and equity 4,267 4,141 3,601
These parent Company financial statements were approved by the Board of Directors and authorised for issue on 18 July 2016. They were signed on its behalf by:
Dr. Ralf Speth
Chief Executive Officer
Company registered number: 06477691

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 127
PARENT COMPANY STATEMENT OF CHANGES IN EQUITY
Capital
Ordinary redemption Profit and Total
share capital reserve loss reserve equity
£m £m £m £m
Balance at 1 April 2015 1,501 167 18 1,686
Profit for the year – – 300 300
Total comprehensive income – – 300 300
Dividend paid – –(150)(150)
Balance at 31 March 2016 1,501 167 168 1,836
Balance at 1 April 2014 1,501 167 17 1,685
Profit for the year – – 151 151
Total comprehensive income – – 151 151
Dividend paid – –(150)(150)
Balance at 31 March 2015 1,501 167 18 1,686
Balance at 1 April 2013 1,501 167 48 1,716
Profit for the year – – 119 119
Total comprehensive income – – 119 119
Dividend paid – –(150)(150)
Balance at 31 March 2014 1,501 167 17 1,685

128 JAGUAR LAND ROVER AUTOMOTIVE PLC
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PARENT COMPANY CASH FLOW STATEMENT

Year ended 31 March	2016 £m	2015 £m	2014 £m
Cash flows used in operating activities			
Profit for the year	**300**	**151**	**119**
Adjustments for:			
Foreign exchange loss on loans	–	–	1
Loss on embedded derivatives	–	–	47
Income tax credit	–	–	(8)
Dividends received	(300)	(150)	(150)
Finance income	(136)	(227)	(285)
Finance expense	135	225	236
Cash flows used in operating activities before changes in assets and liabilities	**(1)**	**(1)**	**(40)**
Other financial assets	62	(383)	(19)
Other current liabilities	(3)	2	2
Net cash from/(used in) operating activities	**58**	**(382)**	**(57)**
Cash flows from investing activities			
Finance income received	133	222	303
Dividends received	150	150	150
Net cash from investing activities	**283**	**372**	**453**
Cash flows from/(used in) financing activities			
Finance expenses and fees paid	(133)	(220)	(329)
Proceeds from issuance of long-term borrowings	–	1,032	829
Repayment of long-term borrowings	(58)	(653)	(746)
Repayment of short-term borrowings	–	–	–
Dividends paid	(150)	(150)	(150)
Net cash (used in)/from financing activities	**(341)**	**9**	**(396)**
Net decrease in cash and cash equivalents	**–**	**(1)**	**–**
Cash and cash equivalents at beginning of year	–	1	1
Cash and cash equivalents at end of year	**–**	**–**	**1**

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 129

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

42 INVESTMENTS

Investments consist of the following:

	2016 £m	2015 £m	2014 £m
Cost of unquoted equity investments at beginning and end of year	1,655	1,655	1,655

The Company has not made any investments or disposals of investments in the year.

The Company has the following 100 per cent direct interest in the ordinary shares of a subsidiary undertaking:

Subsidiary undertaking	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover Holdings Limited	England and Wales	Holding company

The shareholding above is recorded at acquisition value in the Company's accounts. Details of the indirect subsidiary undertakings are as follows, each being a 100 per cent indirect interest in the ordinary share capital of the Jaguar Land Rover Holdings Limited:

Name of company	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover Limited	England and Wales	Manufacture and sale of motor vehicles
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos Ltda (change of name from Jaguar e Land Rover Brasil Importacao e Comercia de Veiculos Ltda)	Brazil	Manufacturing, distribution and sales
Jaguar Land Rover (South Africa) (Pty) Limited	South Africa	Distribution and sales
Jaguar Land Rover Australia Pty Ltd	Australia	Distribution and sales
Jaguar Land Rover Austria GmbH	Austria	Distribution and sales
Jaguar Land Rover Automotive Trading (Shanghai) Co. Ltd.	China	Distribution and sales
Shanghai Jaguar Land Rover Automotive Service Co. Ltd	China	Distribution and sales
Jaguar Land Rover Belux N.V.	Belgium	Distribution and sales
Jaguar Land Rover Canada, ULC	Canada	Distribution and sales
Jaguar Land Rover Deutschland GmbH	Germany	Distribution and sales
Jaguar Land Rover Espana SL	Spain	Distribution and sales
Jaguar Land Rover France SAS	France	Distribution and sales
Jaguar Land Rover India Limited	India	Distribution and sales
Jaguar Land Rover Italia SpA	Italy	Distribution and sales
Jaguar Land Rover Japan Limited	Japan	Distribution and sales
Jaguar Land Rover Korea Co. Ltd.	Korea	Distribution and sales
Jaguar Land Rover Nederland BV	Holland	Distribution and sales
Jaguar Land Rover North America, LLC.	USA	Distribution and sales
Jaguar Land Rover Portugal-Veiculos e Pecas, Lda.	Portugal	Distribution and sales
Limited Liability Company 'Jaguar Land Rover' (Russia)	Russia	Distribution and sales

130 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
CONTINUED

42 INVESTMENTS (CONTINUED)

Name of company	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover (South Africa) Holdings Limited	England and Wales	Holding company
JLR Nominee Company Limited	England and Wales	Dormant
Land Rover Ireland Limited	Ireland	Non-trading
JDHT Limited	England and Wales	Non-trading
Daimler Transport Vehicles Limited	England and Wales	Dormant
Jaguar Cars South Africa (Pty) Limited	South Africa	Dormant
Jaguar Cars Limited	England and Wales	Dormant
Land Rover Exports Limited	England and Wales	Dormant
S. S. Cars Limited	England and Wales	Dormant
The Daimler Motor Company Limited	England and Wales	Dormant
The Jaguar Collection Limited	England and Wales	Dormant
The Lanchester Motor Company Limited	England and Wales	Dormant
Jaguar Land Rover Pension Trustees Limited	England and Wales	Dormant
Jaguar Land Rover Slovakia s.r.o.	Slovakia	Manufacturing
Jaguar Land Rover Singapore Pte. – Ltd	Singapore	Distribution and sales
Jaguar Racing Limited	England and Wales	Race team management
InMotion Ventures Limited	England and Wales	Distribution and sales
Silkplan Limited	England and Wales	Non-trading

Details of the indirect holdings in equity accounted investments are given in note 14 to the consolidated financial statements.

43 OTHER FINANCIAL ASSETS

As at 31 March	2016 £m	2015 £m	2014 £m
Non-current			
Receivables from subsidiaries	2,392	2,404	1,868
Current			
Receivables from subsidiaries	211	66	61

44 OTHER ASSETS

As at 31 March	2016 £m	2015 £m	2014 £m
Non-current			
Prepaid expenses	6	5	6
Current			
Prepaid expenses	2	3	2

45 DEFERRED TAX ASSETS AND LIABILITIES

As at 31 March 2016 the Company has recognised a deferred tax asset of £1 million (2015: £8 million, 2014: £8 million) in relation to tax losses.

46 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March	2016 £m	2015 £m	2014 £m
Cash and cash equivalents	–	–	1

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 131

47	INTEREST BEARING LOANS AND BORROWINGS

2016 2015 2014
As at 31 March £m £m £m
EURO MTF listed debt 2,373 2,381 1,843
Long-term borrowings 2,373 2,381 1,843
EURO MTF LISTED DEBT
The bonds are listed on the EURO MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the bonds outstanding at 31 March 2016 are as follows: $84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011; $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013; $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013; £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014; $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014; £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015; $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015. Details of the tranches of the bonds repaid in the year ended 31 March 2016 are as follows: £58 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012. In May 2016, the Company repaid early the remaining $84 million Senior Notes due 2021 for a redemption premium of £2 million. Details of the tranches of the bonds repaid in the year ended 31 March 2015 are as follows: $326 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011; £442 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012. Details of the tranches of the bonds repaid in the year ended 31 March 2014 are as follows: £500 million Senior Notes due 2018 at a coupon of 8.125 per cent per annum – issued May 2011; $410 million Senior Notes due 2018 at a coupon of 7.75 per cent per annum – issued May 2011.
The contractual cash flows of interest bearing borrowings as of 31 March 2016 is set out below, including estimated interest payments and assumes the debt will be repaid at the maturity date.
2016 2015 2014
As at 31 March £m £m £m
Due in

1	year or less 117 123 117

2nd and 3rd years 717 240 231
4th and 5th years 857 1,403 653
More than 5 years 1,292 1,336 1,666
Total contractual cash fiows 2,983 3,102 2,667

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NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
CONTINUED

48	OTHER FINANCIAL LIABILITIES

2016 2015 2014
As at 31 March £m £m £m
Current
Interest payable 22 24 23
Other 4 7 5
Total current other financial liabilities 26 31 28

49	CAPITAL AND RESERVES

2016 2015 2014
As at 31 March £m £m £m
Authorised, called up and fully paid
1,500,642,163 ordinary shares of £1 each 1,501 1,501 1,501
Total capital 1,501 1,501 1,501
The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.
The capital redemption reserve of £167 million (2015, 2014: £167 million) was created in March 2011 on the cancellation of share capital.

50	DIVIDENDS

2016 2015 2014
Year ended 31 March £m £m £m
Dividend proposed for the previous year paid during the year of £0.10 (2015: £0.10,
2014: £0.10) per ordinary share 150 150 150
Amounts recognised as distributions to equity holders during the year 150 150 150
Proposed dividend for the year of £0.10 (2015: £0.10, 2014: £0.10) per ordinary share 150 150 150
In May 2016, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). This amount was paid in full in June 2016.
During the year ended 31 March 2016, the Company identified that, whilst the Company had profits available to pay the dividends, prior to the approval of distributions made in respect of the financial years ended 31 March 2012 – 31 March 2015, the Company did not comply with the requirement under section 836 and 838 of the Companies Act 2006 to deliver interim accounts to the registrar of companies. Corrective action was taken in March 2016 to regularise matters by ratifying the distribution made for each of the respective years and releasing the Company and the directors from any liabilities connected with those distributions.
51 COMMITMENTS AND CONTINGENCIES
The Company does not have any commitments or contingencies at 31 March 2016, 2015 or 2014.
52 CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to ensure the going concern operation of its subsidiary undertakings and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.
The Company’s policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The Company also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

Overview IFC–19 | Strategic report 20–59 | Governance 60–71 | Financial statements 72–IBC | 133

52 CAPITAL MANAGEMENT (CONTINUED)

The capital structure is governed according to Company policies approved by the Board and is monitored by various metrics such as debt to Adjusted EBITDA and Adjusted EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

As at 31 March	2016 £m	2015 £m	2014 £m
Long-term borrowings	2,373	2,381	1,843
Total debt	**2,373**	**2,381**	**1,843**
Equity	1,836	1,686	1,685
Total capital	**4,209**	**4,067**	**3,528**

53 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

(A) FINANCIAL ASSETS AND LIABILITIES

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2016:

FINANCIAL ASSETS

	Loans and receivables £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	211	–	211	211
Other financial assets – non-current	2,392	–	2,392	2,392
Total financial assets	**2,603**	**–**	**2,603**	**2,603**

FINANCIAL LIABILITIES

	Other financial liabilities £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial liabilities – current	26	–	26	26
Long-term borrowings	2,373	–	2,373	2,398
Total financial liabilities	**2,399**	**–**	**2,399**	**2,424**

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2015:

FINANCIAL ASSETS

	Loans and receivables £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	66	–	66	66
Other financial assets – non-current	2,404	–	2,404	2,404
Total financial assets	**2,470**	**–**	**2,470**	**2,470**

134 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
CONTINUED

53	FINANCIAL INSTRUMENTS (CONTINUED)

(A) FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
FINANCIAL LIABILITIES
Fair value
Other financial through profit Total carrying
liabilities and loss value Total fair value
£m £m £m £m
Other financial liabilities – current 31 – 31 31
Long-term borrowings 2,381 – 2,381 2,459
Total financial liabilities 2,412 – 2,412 2,490
The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of
31 March 2014:
FINANCIAL ASSETS
Fair value
Loans and through profit Total carrying
receivables and loss value Total fair value
£m £m £m £m
Cash and cash equivalents 1 – 1 1
Other financial assets – current 61 – 61 61
Other financial assets – non-current 1,868 – 1,868 1,868
Total financial assets 1,930 – 1,930 1,930
FINANCIAL LIABILITIES
Fair value
Other financial through profit Total carrying
liabilities and loss value Total fair value
£m £m £m £m
Other financial liabilities – current 28 – 28 28
Long-term borrowings 1,843 – 1,843 1,982
Total financial liabilities 1,871 – 1,871 2,010
FAIR VALUE HIERARCHY
Financial instruments held at fair value are required to be measured by reference to the following levels.
Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;
Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.
The long-term unsecured listed bonds are held at amortised cost. Their fair value (disclosed above) is determined using Level 1 valuation techniques, based on the closing price at 31 March 2016 on the EURO MTF market. There has been no change in the valuation techniques adopted or any transfers between fair value levels.
Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

Overview Strategic report Governance Financial statements
IFC–19 20–59 60–71 72–IBC 135
53 FINANCIAL INSTRUMENTS (CONTINUED)
Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2016, 31 March 2015 and 31 March 2014 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.
(B) FINANCIAL RISK MANAGEMENT
As discussed in the Strategic report under the section Our risks, the Company is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The Company has a risk management framework in place which monitors all of these risks.
(C) FOREIGN CURRENCY EXCHANGE RATE RISK
The fluctuation in foreign currency exchange rates may have potential impact on the income statement and statement of changes in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the Company.
As at 31 March 2016, 31 March 2015 and 31 March 2014, there are no designated cash flow hedges.
The Company’s operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in the GBP:US Dollar rate as the Company has US Dollar assets and liabilities and a GBP functional currency. The following analysis has been calculated based on the gross exposure as of the balance sheet date which could affect the income statement.
The following table sets forth information relating to foreign currency exposure as at 31 March 2016:
US Dollar
£m
Financial assets 1,610
Financial liabilities(1,609)
Net exposure asset 1
A 10 per cent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil.
The following table sets forth information relating to foreign currency exposure as at 31 March 2015:
US Dollar
£m
Financial assets 1,565
Financial liabilities(1,564)
Net exposure asset 1
A 10 per cent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil.
The following table sets forth information relating to foreign currency exposure as at 31 March 2014:
US Dollar
£m
Financial assets 1,078
Financial liabilities(1,066)
Net exposure asset 12
A 10 per cent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £1 million.

136 | JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2015–16

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
CONTINUED

53 FINANCIAL INSTRUMENTS (CONTINUED)

(D) INTEREST RATE RISK

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates.

The Company is presently funded with long-term fixed interest rate bonds. The Company is subject to variable interest rates on certain other debt obligations.

As of 31 March 2016 net financial assets of £34 million (2015: £34 million, 2014: £25 million) were subject to the variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £nil (2015: £nil, 2014: £nil).

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

(E) LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund ongoing operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the Company is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2016	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,373	2,935	107	107	1,429	1,292
Other financial liabilities	26	52	14	10	28	–
Total contractual maturities	**2,399**	**2,987**	**121**	**117**	**1,457**	**1,292**

As at 31 March 2015	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,381	3,066	111	110	1,510	1,335
Other financial liabilities	31	44	20	11	13	–
Total contractual maturities	**2,412**	**3,110**	**131**	**121**	**1,523**	**1,335**

As at 31 March 2014	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	1,843	2,667	117	116	768	1,666
Other financial liabilities	28	5	5	–	–	–
Total contractual maturities	**1,871**	**2,672**	**122**	**116**	**768**	**1,666**

Overview IFC–19	Strategic report 20–59	Governance 60–71	Financial statements 72–IBC

53 FINANCIAL INSTRUMENTS (CONTINUED)

(F) CREDIT RISK

Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries, based in a variety of geographies and markets.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure.

FINANCIAL ASSETS

None of the Company's cash equivalents or other financial receivables, including time deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2016 (2015, 2014: no indications) that defaults in payment obligations will occur.

54 RELATED PARTY TRANSACTIONS

The Company's related parties principally consist of Tata Sons Limited, subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent Company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Company routinely enters into transactions with these related parties in the ordinary course of business.

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements:

	With subsidiaries £m	With immediate parent £m
31 March 2016		
Loans to subsidiaries	2,603	–
31 March 2015		
Loans to subsidiaries	2,470	–
31 March 2014		
Loans to subsidiaries	1,929	–

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Year ended 31 March	2016 £m	2015 £m	2014 £m
Short-term benefits	4	3	2
Post-employment benefits	1	2	1
Total compensation of key management personnel	**5**	**5**	**3**

Apart from the directors, the Company did not have any employees and had no employee costs in the years ended 31 March 2016, 2015 and 2014.

55 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.

56 SUBSEQUENT EVENTS

In May 2016, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). This amount was paid in full in June 2016.

In May 2016, the Company repaid early the remaining $84 million Senior Notes due 2021 for a redemption premium of £2 million.

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